SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 28, 2006

STMicroelectronics N.V.
(Name of Registrant)
39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐                    No  ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-
Enclosure: Shareholder materials for STMicroelectronics’ Annual General Meeting of Shareholders (“AGM”) of April 27, 2006, including: (i) AGM Agenda; (ii) Statutory Annual Report of STMicroelectronics N.V. (Dutch holding company) for the year ended December 31, 2005 (IFRS); (iii) Proposed AGM Resolutions; (iv) Proposed Supervisory Board Member Data Forms and (v) Proxy Forms and Instruction Cards.

Annual General Meeting of Shareholders
2006
Agenda
Annual General Meeting of Shareholders of STMicroelectronics N.V., established in Amsterdam, the Netherlands, to be held on April 27, 2006 at 10.30 a.m. at the Pulitzer Hotel, Amsterdam, the Netherlands.
1.	Call to order and opening

2.	Report of the Managing Board on the 2005 financial year and discussion thereof

3.	Report of the Supervisory Board on the 2005 financial year and discussion thereof

4.
a.	Discussion on and adoption of the annual accounts for the 2005 financial year

b.	Adoption of a dividend of US$0.12 per common share

c.	Discharge of the sole member of our Managing Board

d.	Discharge of the members of our Supervisory Board.
5.	Appointment of three members of our Supervisory Board

6.	Adoption of the compensation of the members of our Supervisory Board

7.	Approval of the stock-based portion of the compensation of our President and CEO

8.	Approval of the main terms for the grant of Stock-Based Compensation for selected employees and delegation to our Supervisory Board of the authority to approve all other terms of such grant

9.	Delegation to our Supervisory Board for five years of the authority to issue new shares, to grant rights to subscribe for new shares and to limit and/or exclude existing shareholders’ pre-emptive rights

10.	Question time

11.	Close
Copies of the annual accounts, the report of the Supervisory Board, the report of the Managing Board, the personal data of the proposed members of the Supervisory Board as referred to in Section 2:142 subsection 3 of the Dutch Civil Code and other information included pursuant to law and the proposed resolutions (including shareholders’ information) will be deposited for inspection by the shareholders and other persons entitled to attend the meeting at the offices of Netherlands Management Company B.V. (Locatellikade 1, 1076 AZ Amsterdam, the Netherlands), at the offices of Crédit Agricole Investor Services Corporate Trust S.N.C. (14, Rouget de Lisle, 92862 Issy-les-Moulineaux, Cedex 09), at the offices of the Company in New York (Corporate Information Office, 780 Third Avenue, 9th Floor, New York, New York 10017, United States of America) and at the offices of Banca Intesa S.p.A. (Centro Amministrativo Elettronico, Via Langhirano 1, CAP 43100 Parma, Italy) as of March 28, 2006 up to and including the date of the meeting. The documents are also available on the Company’s internet site www.st.com and in print at the Company’s registered offices.

STMICROELECTRONICS N.V.
STATUTORY ANNUAL REPORT
DECEMBER 31, 2005

STMICROELECTRONICS N.V.
STATUTORY ANNUAL REPORT
DECEMBER 31, 2005

THIS STATUTORY ANNUAL REPORT HAS BEEN APPROVED AND DULY SIGNED BY:
THE MANAGING BOARD
•	Carlo Bozotti
THE SUPERVISORY BOARD
•	Gérald Arbola
•	Bruno Steve
•	Tom de Waard
•	Matteo del Fante
•	Douglas Dunn
•	Francis Gavois
•	Didier Lombard
•	Antonino Turicchi
•	Robert M. White

THE MANAGING BOARD IN 2005
Pasquale Pistorio (1936)
Former President and Chief Executive Officer. Served as the Sole Member of the Managing Board until the 2005 annual general meeting of shareholders held on March 18, 2005
Italian nationality
Carlo Bozotti (1952)
President and Chief Executive Officer, serving as the Sole Member of the Managing Board upon his appointment at the 2005 annual general meeting of shareholders held on March 18, 2005
Italian nationality

THE SUPERVISORY BOARD IN 2005

Gérald Arbola (1948) — Chairman
First appointed 2004
Chief Financial Officer and member of the Executive Board of Areva
Current term until 2008
French nationality
Bruno Steve (1941) — Vice Chairman
First appointed 1989
President of the Board of Statutory Auditors of Alitalia S.p.A.
Current term until 2008
Italian nationality
Matteo del Fante (1966)
First appointed 2005
Chief Financial Officer of CDP in Rome
Current term until 2008
Italian nationality
Tom de Waard (1946)
First appointed 1998
Member of the Management Committee at Clifford Chance
Current term until 2008
Dutch nationality
Douglas Dunn (1944)
First appointed 2001
Former President and Chief Executive Officer of ASML Holding N.V.
Current term expires at the 2006 AGM
British nationality
Riccardo Gallo (1943)
First appointed in 1997
Associate professor of Industrial Economics
Mandate expired at the 2005 AGM
Italian nationality
Francis Gavois (1935)
First appointed 1998
Former Chairman of the Board of Directors and Chief Executive Officer of Banque Française du
Commerce Extérieur (BFCE)
Current term expires at the 2006 AGM
French nationality
Didier Lombard (1941)
First appointed 2004
Chairman and Chief Executive Officer of France Telecom
Current term until 2008
French nationality

Alessandro Ovi (1943)
First appointed 1994
Special advisor to the former President of the European Union
Mandate expired at the 2005 AGM
Italian nationality
Antonino Turicchi (1965)
First appointed 2005
Managing Director of CDP in Rome
Current term until 2008
Italian nationality
Robert M. White (1938)
First appointed 1996
University Professor Emeritus Carnegie Mellon University
Current term expires at the 2006 AGM
American nationality

REPORT OF THE SUPERVISORY BOARD
Annual Results under International Financial Reporting Standards (“IFRS”) in compliance with Dutch Statutory requirements
For the first time, ST is submitting for approval by its shareholders accounts prepared using IFRS accounting principles instead of accounting principles generally accepted in The Netherlands (“Dutch GAAP”) which have been drawn up by management, examined and audited by PricewaterhouseCoopers Accountants N.V. and approved by the Supervisory Board. The Company’s results as reported using IFRS accounting standards differ from those reported pursuant to accounting principles generally accepted in the United States (“U.S. GAAP”) and contained in our annual report as filed with the Securities and Exchange Commission (“SEC”) on March 3, 2006. Although IFRS constitutes the Company’s legal reporting standard effective 2006, ST wants to inform its shareholders and other stakeholders that it intends, with the full support of its Supervisory Board, to continue in its quarterly communications to investors and shareholders to use U.S. GAAP as its primary reporting standard to ensure continuity and consistency in its financial reporting.
Supervisory Board and ST Corporate Governance
The Supervisory Board advises the Managing Board and is responsible for supervising the policies pursued by the Managing Board as well as the general course of ST’s affairs and business.
In the area of corporate governance, the Supervisory Board devoted significant attention, in 2005, to monitoring the corporate governance requirements for the Company in the various jurisdictions in which ST is listed and incorporated, particularly those pursuant to the Dutch Corporate Governance Code (the “Code”) and the evolving rules and corporate governance standards of the SEC and of the New York Stock Exchange (“NYSE”). Notably, the Supervisory Board reviewed the Company’s Corporate Governance Charter and Supervisory Board Charter, which also described the independence requirements for the Supervisory Board members. The updated charters were last approved by the Supervisory Board in July 2005 and are posted on ST’s website under Corporate Governance.
In fulfilling their duties under Dutch law, Supervisory Board members serve the best interests of all of ST’s stakeholders and of ST’s business. The Supervisory Board is carefully selected based upon the combined experience and expertise of its members. In addition, as required by Dutch law, all of the members of the Supervisory Board, however originally selected, act independently in their supervision of ST’s management.
The above mentioned independence criteria differ to a certain extent from those set forth in best practice provision III.2.2.
The Supervisory Board also adopted procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters. These procedures are incorporated in the Company’s Business Conduct and Ethics policy, which is also posted on the Company’s website under “Corporate Governance”.
Proposed Supervisory Board Appointments
Pursuant to extensive research conducted by the Nominating and Corporate Governance Committee with the support of a top executive research specialist, in March 2006, the

Nominating and Corporate Governance Committee submitted its report to the Supervisory Board, identifying candidates for the three Supervisory Board positions up for renewal at the 2006 Annual General Meeting of Shareholders (“2006 AGM”). In view of the recommendations made by the Nominating and Corporate Governance Committee, the Supervisory Board proposes to the shareholders: the appointment for a three-year term until the 2009 Annual General Meeting of Shareholders (“2009 AGM”) of Mr. Didier Lamouche as a new member of the Supervisory Board in replacement of Mr. Francis Gavois whose mandate expires at the forthcoming Annual General Meeting of Shareholders (“AGM”), the reappointment of Mr. Doug Dunn for a new three-year term until the 2009 AGM, as well as the reappointment of Mr. Robert White for an additional one-year term until the AGM in 2007. Mr. Didier Lamouche has been selected for his international experience in management functions for technology companies. The proposal to reappoint Mr. Doug Dunn and Mr. Robert White are also based on the international experience of such candidates.
The Supervisory Board wishes to warmly thank Mr. Francis Gavois for his significant contributions to the works of the Supervisory Board, and in particular its Audit Committee.
The Supervisory Board notes that pursuant to the proposed appointments the mandates of the Supervisory Board members will be staggered with one mandate expiring at the 2007 AGM, six mandates expiring at the 2008 AGM and two mandates expiring at the 2009 AGM.
Proposed 2006 Cash Dividend and Retained Earnings and Dividend Policy
Upon the proposal of the Managing Board, the Supervisory Board decided to recommend to the 2006 AGM a cash dividend of $0.12 per share, equal to last year’s cash dividend distribution.
This recommendation is consistent with the Company’s dividend policy as communicated and discussed at the 2005 Annual General Meeting of Shareholders (“2005 AGM”) whereby:
a)	The Company seeks to use its available cash in order to develop and enhance its position in the very capital-intensive semiconductor market while at the same time managing its cash resources to reward its shareholders for their investment and trust in the Company;

b)	Based on its annual results, projected capital requirements as well as business conditions and prospects, the Managing Board proposes each year to the Supervisory Board the allocation of its earnings involving whenever deemed possible and desirable in line with the Company’s objectives and financial situation, the distribution of a cash dividend; and

c)	The Supervisory Board, upon the proposal of the Managing Board, decides each year, in accordance with this policy, which portion of the profits shall be retained in reserves to fund future growth or for other purposes and makes a proposal to the shareholders concerning the amount, if any, of the annual cash dividend.
Supervisory Board Activities in 2005
The Supervisory Board is comprised of the following nine members: Messrs. Arbola (Chairman), Steve (Vice Chairman), del Fante, de Waard, Dunn, Gavois, Lombard, Turicchi and White since our last AGM. During 2005, the Supervisory Board met seven times so as to closely monitor ST’s operations, strategy and evolution. Attendance at full Supervisory Board Meetings and Committee Meetings in 2005 was as follows:

					Nominating and
					Corporate
	Full	Compensation	Strategic	Audit	Governance	Financing
Number of meetings attended in 2005(1)	Board	Committee	Committee	Committee	Committee	Committee
Bruno Steve	7	5	4	—	4	—
Gérald Arbola	7	5	4	—	4	—
Tom de Waard	7	5	—	11	4	1
Douglas Dunn	7	—	—	9	—	—
Francis Gavois(3)	7	—	—	11	—	1
Antonino Turicchi(2)	5	3	3	—	2	—
Didier Lombard	7	3	4	—	1	—
Matteo del Fante(2)(3)	5	—	—	7	—	1
Robert M. White	7	—	4	11	—	—
Riccardo Gallo(2)	2	—	—	4	—	—
Alessandro Ovi(2)	2	—	1	—	—	—

(1)	Includes meetings attended by way of conference call.

(2)	Messrs. Riccardo Gallo and Alessandro Ovi, who were Supervisory Board Members throughout fiscal year 2004, were replaced by Messrs. Antonino Turicchi and Matteo del Fante at the Annual General Meeting of Shareholders on March 18, 2005.

(3)	Appointed as non-voting observer to Audit Committee.
The remuneration of the Supervisory Board members is described in Note 17 of the Company Financial Statements 2005.
Biographies of the Supervisory Board members are available in Annex 1 of this Supervisory Board report, which will posted on ST’s website.
In 2005, the Supervisory Board’s activities comprised, inter alia:
•	Approval of the Company’s consolidated accounts, profit and loss accounts, balance sheet and cash-flow statement in U.S. GAAP, as published quarterly by the management, including review and approval of the associated press release.

•	Approval prior to the 2005 AGM, of the proposal to appoint Mr. Carlo Bozotti as Sole Member of the Managing Board, President and Chief Executive Officer (“CEO”) replacing Mr. Pasquale Pistorio, as well as the approval of the proposal made by Mr. Bozotti to appoint Alain Dutheil as Chief Operating Officer (“COO”), reporting to the CEO. The Supervisory Board was also informed of other changes made in 2005 to the executive officers and management organization by Mr. Bozotti.

•	Approval prior to the 2005 AGM, of the proposal to appoint members to the Supervisory Board, as well as the appointment of members for the Committees of the Supervisory Board.

•	Approval prior to the 2005 AGM, of the proposal to appoint PricewaterhouseCoopers Accountants N.V. as the Company’s auditors for a three-year term.

•	Nomination of Mr. Pasquale Pistorio as Honorary Chairman of the Company.

•	Approval of the Company’s related party transactions. In particular, the Supervisory Board determined that the Equant contract, the development and license agreement with Quadrics Limited and transactions with Thomson are concluded in the ordinary course of business at normal conditions and are in ST’s best interests.

•	Approval of the Company’s plans to refinance its existing 2013 Convertible Bonds, which provide holders with the right to require ST to redeem the bonds at their accreted value on August 5, 2006. In this context, the Supervisory Board decided to create an Ad Hoc Committee (the “Financing Committee”), composed of Messrs. del Fante, Gavois and de Waard with the mandate and related authority to take any decision as required to be taken by the Supervisory Board for the issuance of a new convertible bond offering, as well as the Company’s first senior bond offering.

•	Adoption of the terms and conditions of the Stock-Based Compensation Plan 2005-2007 for Supervisory Board members and professionals, consistent with the approval given by the 2005 AGM.

•	Approval of amendments to the Company’s existing 2001-2005 Employee Stock Option Plan, consistent with the approval given by the 2005 AGM.

•	Approval of the decisions and terms and conditions of grant under the employee stock-based compensation plan. In particular, the Supervisory Board sought to ensure that the conditions linked to the Company’s performance, which are required to be met for the vesting of the 4,100,000 stock awards granted in 2005 to employees of the Company, including the CEO pursuant to the amended 2001-2005 Stock-Based Compensation Plan, are related to the creation of long-term value for our shareholders.

•	Approval of the compensation policy for Mr. Carlo Bozotti as CEO, outside the presence of Mr. Bozotti. Review of the CEO performance in 2005 with respect to the defined performance criteria, outside the presence of Mr. Bozotti.

•	Review of the Company’s corporate governance procedures, including conflicts of interest, trading in the Company’s shares, confidentiality obligations for Supervisory Board members, the Supervisory Board Charter and the Company’s Corporate Governance Charter.

•	Review of the Company’s long-term strategy and business prospects, and approval of the General guidelines as well as of the Company’s 2006 Budget.

•	Review of the plans and progress of the Company’s Research and Development (“R&D”) effectiveness program and Key Projects.

•	Approval of the proposals by the Nominating and Corporate Governance Committee regarding nominations of Supervisory Board members.
The Supervisory Board’s committees were also very active in 2005.

Compensation Committee
The Compensation Committee, whose current members are Messrs. Arbola (Chairman), Steve, Turicchi, Lombard and de Waard, met four times in 2005, including one meeting outside the presence of management and the President and CEO.
The Compensation Committee specifically reviewed and approved the Company’s Managing Board compensation policy and the compensation package of the President and CEO for the year 2005, and proposed to the Supervisory Board the total compensation package for the Sole Member of the Managing Board, President and CEO of the Company as well as the employment agreements to cover the respective positions, Sole Member of the Managing Board on the one hand, President and CEO on the other hand, which were approved by the Supervisory Board. The 2005 AGM approved the compensation policy of the President, CEO and Sole Member of the Managing Board.
The remuneration for the function of President and CEO for the 2005 financial year, which was proposed by the Compensation Committee and approved by the Supervisory Board, consisted of a base salary of approximately $700,000 and a cash bonus computed following an evaluation by the Compensation Committee of the CEO’s performance vis-à-vis predetermined performance targets related to: (i) the Company’s R&D programs; (ii) the Company’s sales; (iii) the Company’s stock performance; (iv) the Company’s financial performance; and (v) the build up of the new organization. For 2005, on March 14, 2006, the Supervisory Board upon the recommendation of its Compensation Committee fixed the CEO’s bonus at approximately 95% of the CEO’s base salary out of a possible maximum bonus of 150%.
In 2005, the President and CEO was also awarded, by the Supervisory Board upon the recommendation of its Compensation Committee, up to 100,000 non-vested shares subject to the achievement of predetermined performance criteria objectives fixed by the Supervisory Board. Such stock-based compensation was approved by last years AGM. None of the restricted shares have vested, as vesting is linked to the achievement of certain performance objectives, which will only be known at the end of the first quarter of 2006. The President and CEO further benefited from a pension plan that was granted in line with the pension benefits granted to all employees of ST’s Swiss branch. The Supervisory Board, in 2005, also approved the establishment of a complementary pension plan for the CEO and other top executive management, which is not yet in effect.
On March 14, 2006, the Supervisory Board, upon the recommendation of its Compensation Committee, decided to maintain the base salary of the President and CEO for 2006 at $700,000 and to fix a maximum cash bonus of up to 150% of his base salary based on predetermined performance targets for 2006 designed to generate value creation and related to: (i) the Company’s new products; (ii) the Company’s market share; (iii) the Company’s stock performance and (iv) the Company’s financial performance.
In addition, the Compensation Committee recommended the grant of up to a maximum number of 100,000 shares in stock-based compensation to Mr. Bozotti for services to be rendered in 2006, which the Company is proposing for approval by its shareholders at its forthcoming annual general meeting, and which is further subject to the Company meeting specific sales and financial performance objectives to be defined by the Supervisory Board.

The Compensation Committee also reviewed and approved a proposal by the Managing Board to amend the existing 2001 Stock Option Plan for senior executives and key employees of the Company to provide for the grant of non-vested shares instead of stock options. The Compensation Committee reviewed the status of past grants, which were no longer functioning as a retention tool, and approved amendments with the objective of better incentivizing our senior executives and key employees through the grant of stock awards as approved by our 2005 AGM. The Compensation Committee reviewed and recommended the criteria relating to our share price, sales and financial performances as well as the continued service requirements to be met for the granted shares to vest in favor of their designated beneficiaries. The Compensation Committee also approved the list of proposed beneficiaries and the amount of granted shares pursuant to the proposal of the Company’s management and upon the delegation from the Company’s Supervisory Board. Furthermore, the Compensation Committee with the approval of the Supervisory Board authorized the Sole Member of the Managing Board to grant up to 159,935 non-vested share awards plus the shares previously attributed to employees who subsequently left the Company, so that the total number of shares granted to executives and key employees under the Plan in addition to the 100,000 shares which may be received by the Company’s President and CEO may reach 4.1 million shares in accordance with the authorizations granted by the Company’s 2005 AGM.
The Compensation Committee also reviewed and submitted to the Supervisory Board for the relevant approval, the proposal concerning the establishment of a stock-based compensation grant to members and professionals of the Supervisory Board for a three-year period in accordance with the authorizations granted by the Company’s 2005 AGM.
The Company has not granted any loans to, nor has it granted any guarantees in favor of any of the members of the Supervisory Board and the Sole Member of the Managing Board.
Strategic Committee
The Strategic Committee, whose current members are Messrs. Arbola (Chairman), Steve, Turicchi, Lombard and White, met four times in 2005, in the presence of the CEO, the COO, the Director of Strategy and the Chief Financial Officer (“CFO”). Among its main activities, the Strategic Committee reviewed the Company’s long-term plans and prospects and various possible scenarios and opportunities to meet the challenges of the semiconductor market.
The Strategic Committee also was consulted on various other matters.
Audit Committee
The current members of the Audit Committee are Messrs. de Waard (Chairman), Dunn and White and the current non-voting observers are Messrs. del Fante and Gavois. The Audit Committee met 11 times during 2005. At many of these meetings, the Audit Committee received presentations on current financial and accounting issues and had the opportunity to interview the CEO, CFO, General Counsel and external and internal auditors. On several occasions, the Audit Committee met with outside U.S. legal counsel, who explained and analyzed actions required by the new NYSE’s final and amended corporate governance rules and the Sarbanes-Oxley Act. In addition, the Audit Committee regularly discussed the progress of implementation of internal controls over financial reporting and reviewed management’s conclusions as to the effectiveness of internal controls.

At the end of each quarter, prior to each Supervisory Board meeting to approve the results and quarterly earnings press release, the Audit Committee reviewed the interim financial information and the proposed press release and had the opportunity to raise questions to management and the independent registered public accounting firm. In addition, the Audit Committee reviewed the quarterly “Operating and Financial Review and Prospects” and the interim Consolidated Financial Statements (and notes thereto) before they were filed with the SEC and voluntarily certified by the CEO and the CFO (pursuant to sections 302 and 906 of the Sarbanes-Oxley Act).
The Audit Committee also reviewed the annual Consolidated Financial Statements under U.S. GAAP for the year ended December 31, 2005 and the associated press release published on January 24, 2006 as well as the Company’s 2005 Annual Report as filed with the SEC on March 3, 2006. Additionally, the Audit Committee reviewed the external auditors’ statement of independence with them. The Audit Committee also approved the compensation of the external auditors and approved the scope of their audit, audit-related and non-audit-related services for 2006. Furthermore, the Audit Committee held separate meetings with the external auditors and discussed with them ST’s critical accounting policies, outside the presence of the Company’s management. The Audit Committee also reviewed and approved the internal audit plan for 2005 as well as the scope, planning and costs of external audit activities.
Furthermore, the Audit Committee monitored ST’s compliance with the European Directive that requires the Company to prepare a set of accounts pursuant to IFRS in advance of the 2006 AGM. In this respect, the Audit Committee has approved the decision to continue to report the Consolidated Financial Statements under U.S. GAAP, while complying with the reporting obligations under IFRS by preparing a set of 2005 statutory accounts. Furthermore, the Audit Committee has noted that while the Company’s accounting systems are in place to prepare a full set of accounts pursuant to IFRS for financial year 2005, the Company did not have systems and controls in place to enable the accurate accumulation of costs to be capitalized in respect of its development expenses prior to 2005. Finally, the Audit Committee has, with the Company’s management, analyzed the various other constraints related to the preparation for the first time of consolidated accounts with specific footnotes and account details, using a new set of reporting standards, IFRS, where a significant number of new standards are being released and interpretations are evolving, and has recommended to the Supervisory Board the approval of the Company’s Statutory Annual Report for 2005 in IFRS as presented to the shareholders at the AGM of April 27, 2006.
In 2005, in compliance with NYSE requirements, the Audit Committee established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential anonymous submission by employees of the Company regarding questionable accounting or auditing matters. These procedures were approved by the Supervisory Board and implemented under the responsibility of the Managing Board.
The Audit Committee reviewed its charter with the assistance of outside U.S. counsel, completed a self-evaluation and reported regularly to the Supervisory Board. The Audit Committee Charter is posted on the ST website under “Corporate Governance”.

Nominating and Corporate Governance Committee
On October 25, 2005, the Supervisory Board appointed Mr. Tom de Waard as President of the Nominating and Corporate Governance Committee and Messrs. Arbola, Steve, Turicchi and Lombard as members. In 2005, the Nominating and Corporate Governance Committee met two times before the 2005 AGM and two times after the 2005 AGM.
The Nominating and Corporate Governance Committee reviewed the structure and composition of the Supervisory Board in view of the pending expiration of the terms of Messrs. Dunn, Gavois and White. The Nominating and Corporate Governance Committee began in the fall of 2005 to evaluate the profiles of candidates and decided to appoint a top executive research specialist to assist it in this mission, and since the beginning of 2006 has examined proposals to fill the three positions up for renewal at the 2006 AGM.
The Nominating and Corporate Governance Committee advised the Supervisory Board on the recommendations to be submitted for shareholder approval at the 2006 AGM.
Financing Committee
A Financing Committee whose members were Messrs. del Fante, Gavois and de Waard was created by the Supervisory Board with the mandate to take any decision as required to be taken by the Supervisory Board for the implementation of the Company’s project for refinancing its 2013 Convertible Bonds. The Financing Committee met once in 2005 and also held conference calls with the CFO, to review the market conditions for a new convertible bond offering and other financing options, the process and criteria for selecting the banks, the timing for the launch of any offering and the terms for the invitation to underwrite. In 2006, the Financing Committee, duly delegated by the Supervisory Board, approved the final conditions regarding the amount of the new convertible bond offering and resolved upon the issuance of the number of shares to serve the relevant conversion and approved the Company’s first senior bond offering, issued by a new finance subsidiary and guaranteed by the Company.
Conclusion
Finally, the Supervisory Board, in conjunction with the Managing Board, prepared the agenda for the AGM. The Supervisory Board also voted on March 23, 2006 to adopt this report and recommend for adoption of the proposed resolutions. The agenda, proposed resolutions and other information regarding the upcoming AGM are available on ST’s website and in print to any shareholder upon request.
Approved by the Supervisory Board Members on March 23, 2006

ANNEX 1
Current members of ST’s Supervisory Board
Gérald Arbola was appointed to our Supervisory Board at the 2004 annual shareholders meeting and was reelected at the 2005 annual shareholders meeting. Mr. Arbola was appointed the Chairman of our Supervisory Board on March 18, 2005. Mr. Arbola previously served as Vice Chairman of our Supervisory Board from April 23, 2004 until March 18, 2005. Mr. Arbola is also Chairman of our Supervisory Board’s Compensation Committee and Strategic Committee, and serves on its Nominating and Corporate Governance Committee. Mr. Arbola has served as Chief Financial Officer and member of the Executive Board of Areva since July 3, 2001. Mr. Arbola joined the Cogema group in 1982 as Director of Planning and Strategy for SGN, then served as Chief Financial Officer at SGN from 1985 to 1989, becoming Executive Vice President of SGN in 1988 and Chief Financial Officer of Cogema in 1992. He was appointed as a member of the executive committee in 1999, and also served as Chairman of the Board of SGN in 1997 and 1998. Mr. Arbola is currently a member of the boards of directors of Cogema, Framatome ANP, Areva T&D Holdings and Chairman of Areva Finance Gestion S.A. and Cogerap. Mr. Arbola is a graduate of the Institut d’Etudes Politiques de Paris and holds an advanced degree in economics. Mr. Arbola is the Chairman of the Supervisory Board of ST Holding and a Chairman of the Board of Directors of FT1CI. Mr. Arbola is 57 years old.
Bruno Steve has been a member of our Supervisory Board since 1989 and was appointed Vice Chairman of our Supervisory Board on March 18, 2005, and previously served as Chairman of our Supervisory Board from March 27, 2002 through March 18, 2005, from July 1990 through March 1993, and from June 1996 until May 1999. He also served as Vice Chairman of the Supervisory Board from 1989 to July 1990 and from May 1999 through March 2002. Mr. Steve serves on our Supervisory Board’s Compensation Committee as well as on its Nominating and Corporate Governance and Strategic Committees. He was with Istituto per la Ricostruzione Industriale-IRI S.p.A. (“IRI”), a former shareholder of Finmeccanica, Finmeccanica and other affiliates of IRI in various senior positions for over 17 years. He is currently President of the statutory board of Selex Sensor and Airborne Systems. Mr. Steve served as President of the board of statutory auditors of Alitalia S.p.a. until June 2005. Until December 1999, he served as Chairman of MEI. He served as the Chief Operating Officer of Finmeccanica from 1988 to July 1997 and Chief Executive Officer from May 1995 to July 1997. He was Senior Vice President of Planning, Finance and Control and IRI from 1984 to 1988. Prior to 1984, Mr. Steve served in several key executive positions at Telecom Italia. He is also a professor at LUISS Guido Carli University in Rome. Mr. Steve was Vice Chairman from May 1999 to March 2002, Chairman from March 2002 to May 2003 and member until his resignation on April 21, 2004 of the Supervisory Board of ST Holding, our largest shareholder. Mr. Steve is 64 years old.
Doug Dunn has been a member of our Supervisory Board since 2001. He is a member of its Audit Committee since such date. He was formerly President and Chief Executive Officer of ASML Holding N.V. (“ASML”), an equipment supplier in the semiconductor industry, a position from which he retired effective October 1, 2004. Mr. Dunn currently serves as a non-executive director on the Board of Directors of ARM Holdings plc, a UK company, LG.Philips LCD, a Korean company, OMI, an Irish company, SOITEC, a French company, and on the board of TomTom NV. He is also a member of the audit committees of ARM Holdings plc, SOITEC and TomTom N.V. Mr. Dunn was a member of the Managing Board of Royal Philips Electronics in 1998. From 1996 to 1998 he was Chairman and Chief

Executive Officer of Philips Consumer Electronics and from 1993 to 1996 Chairman and Chief Executive Officer of Philips Semiconductors. From 1980 to 1993 he held various positions at Plessey Semiconductors. Mr. Dunn is 61 years old.
Tom de Waard has been a member of our Supervisory Board since 1998. Mr. de Waard was appointed Chairman of the Audit Committee by the Supervisory Board in 1999 and Chairman of the Nominating and Corporate Governance Committee in 2004 and 2005, respectively. He also serves on our Supervisory Board’s Compensation Committee. Mr. de Waard has been a partner of Clifford Chance, a leading international law firm, since March 2000 and was the Managing Partner of Clifford Chance Amsterdam office from May 1, 2002 until May 1, 2005. As of January 1, 2005, he was elected to the Management Committee of Clifford Chance, where he represents Continental Europe. Prior to joining Clifford Chance, he was a partner at Stibbe, where he held several positions since 1971 and gained extensive experience working with major international companies, particularly with respect to corporate finance. He is a member of the Amsterdam bar and was President of the Netherlands Bar Association from 1993 through 1995. He received his law degree from Leiden University in 1971. Mr. de Waard is a member of the Supervisory Board of BESI N.V. and of its audit and nominating committees. He is also chairman of BESI’s compensation committee. Mr. de Waard is a member of the board of the foundation “Stichting Sport en Zaken”. Mr. de Waard is 59 years old.
Matteo del Fante was appointed to our Supervisory Board at our 2005 annual shareholders meeting. Mr. del Fante is also a non-voting observer on its Audit Committee. Mr. del Fante has served as the Chief Financial Officer of CDP in Rome since the end of 2003. Prior to joining CDP, Mr. del Fante held several positions at JPMorgan Chase in London, England, where he became Managing Director in 1999. During his 13 years with JPMorgan Chase, Mr. del Fante worked with large European clients on strategic and financial operations. Mr. del Fante obtained his degree in Economics and Finance from Università Bocconi in Milan in 1992, and followed graduate specialization courses at New York University’s Stern Business School. Mr. del Fante is the Vice Chairman of the Supervisory Board of ST Holding, our largest shareholder. Mr. del Fante is 39 years old.
Francis Gavois has been a member of our Supervisory Board since 1998. Mr. Gavois is currently a non-voting observer on the Audit Committee of our Supervisory Board after previously having served as a voting member through March 18, 2005. Mr. Gavois is a member of the Boards of Directors and of the audit committee of Plastic Omnium and the Consortium de Réalisation (CDR). He also served as the Chairman of the Supervisory Board of ODDO et Cie until May 2003. From 1984 to 1997, Mr. Gavois held several positions, including Chairman of the Board of Directors and Chief Executive Officer of Banque Française du Commerce Extérieur (BFCE). Prior to that time Mr. Gavois held positions in the French government. He is Inspecteur des Finances and a graduate of the Institut d’Etudes Politiques de Paris and the Ecole Nationale d’Administration. Mr. Gavois is also a member of the Supervisory Boards of ST Holding and FT1CI. Mr. Gavois is 70 years old.
Mr. Didier Lamouche is a graduate of Ecole Centrale de Lyon and holds a PhD in semi-conductor technology. He has 25 years experience in the semiconductor industry. Mr. Lamouche started his career in 1984 in the R&D department of Philips before joining IBM Microelectronics where he held several positions in France and the United States. In 1995, he became Director of Operations of Motorola’s Advanced Power IC unit in Toulouse (France). Three years later, he joined IBM to lead the turnaround of the semiconductor site in Corbeil. Once restructuring and redeployment were achieved, he created and managed as CEO Altis Semiconductor, a joint venture between IBM and Infineon. From 2003 to

December 2004, Mr. Lamouche was Vice-President for IBM, based in the United States. Since December 2004, Mr. Lamouche has been the Chairman and CEO of Groupe Bull. He is also a member of the Board of Directors of CAMEC and SOITEC.
Didier Lombard was first appointed to the Supervisory Board at the 2004 annual shareholders meeting and was reelected at the 2005 Annual Shareholders Meeting. He serves on the Compensation and Strategic Committees of our Supervisory Board. Mr. Lombard was appointed Chairman and Chief Executive Officer of France Telecom in March 2005. Mr. Lombard began his career in the Research and Development division of France Telecom in 1967. From 1989 to 1990, he served as scientific and technological director at the Ministry of Research and Technology. From 1991 to 1998, he served as General Director for industrial strategies at the French Ministry of Economy, Finances and Industry, and from 1999 to 2003 he served as Ambassador at large for foreign investments in France and as President of the French Agency for International Investments. From 2003 through February 2005, he served as France Telecom’s Senior Executive Vice President in charge of technologies, strategic partnerships and new usages and as a member of France Telecom’s Executive Committee. Mr. Lombard also spent several years as Ambassador in charge of foreign investment in France. Mr. Lombard is also Chairman of the Board of Directors of Orange and a member of the Board of Directors of Thomson, one of our important customers, and Wanadoo, as well as a member of the Supervisory Board of ST Holding (our largest shareholder) and Radiall. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications. Mr. Lombard is 64 years old.
Antonino Turicchi was appointed as a member of our Supervisory Board at our 2005 annual shareholders meeting. He serves on its Compensation and Strategic Committees. Mr. Turicchi earned a degree cum laude in Economics and Business from the University of Rome and, after receiving a scholarship from Istituto San Paolo di Torino, he attended the masters’ program in Economics at the University of Turin in 1991 and 1992. In 1993, he was awarded a grant from the European Social Fund to attend the masters’ program in International Finance and Foreign Trade. Mr. Turicchi has been Managing Director of CDP in Rome since June 2002. From 1994, Mr. Turicchi held positions with the Italian Ministry of the Treasury (now known as the Ministry of the Economy and Finance). In 1999, he was promoted to director responsible for conducting securitization operations and managing financial operations as part of the treasury’s debt management functions. Between 1999 and June 2002, Mr. Turicchi was also a member of the board of Mediocredito del Friuli; from 1998 until 2000, he served on the board of Mediocredito di Roma; and from 2000 until 2003, he served on the board of EUR S.p.A. Mr. Turicchi is 40 years old.
Robert M. White has been a member of our Supervisory Board since 1996. He serves on its Strategic and Audit Committees. Mr. White is a University Professor Emeritus at Carnegie Mellon University and serves as a member of several corporate boards, including that of Silicon Graphics, Inc., as well as on its audit committee and nominating and corporate governance committee. Mr. White is a member of the U.S. National Academy of Engineering and the recipient of the American Physical Society’s Pake Prize for research and technology management in 2004. From 1990 to 1993, Mr. White served as Under Secretary of Commerce for Technology in the United States government. Prior to 1990, Mr. White served in several key executive positions, including Principal Scientist for Xerox Corporation and Vice President and Chief Technology Officer for Control Data Corporation. He received a doctoral degree in Physics from Stanford University and graduated with a degree in Physics from the Massachusetts Institute of Technology. Mr. White is 67 years old.

REPORT OF THE MANAGING BOARD
2005 has been a year devoted to strengthening and reshaping ST into a stronger and more competitive industry leader. We have undertaken a number of important initiatives and have made good progress in implementing all of them.
•	The first important initiative was research and development (“R&D”) effectiveness, with the primary objective of improving time to market both for technologies and for products. We are addressing this through a comprehensive plan involving a coordinated maneuver that has implied organizational changes, the redeployment of important resources and a significantly higher focus on the selection of programs and discipline on their execution.

•	The second main set of initiatives were focused on Sales Expansion. Here again, just as for R&D, our actions were deployed on several fronts as we target major new accounts, while at the same time reorganizing to sharpen our efforts and improve our penetration of both the Chinese and Japanese markets.

•	Finally, the third big block of initiatives groups all of our wide ranging cost reduction programs. We have targeted improvements in purchasing, the centralization of services and increased overall efficiencies across ST. In order to improve our cost structure, we had to take some painful — but indispensable — restructuring initiatives, which impacted basically most of our European sites, the Mediterranean basin area and, to some extent, our operations in the USA.
Our roadmap to improved performance has been a huge and complicated undertaking, involving the entire ST organization throughout the world. Every employee, directly or indirectly, has been involved in a well orchestrated performance implying hundreds of simple initiatives that our management team designed and which have been implemented throughout 2005 and as we move into 2006.
New product designs have accelerated. Customer base expansion efforts have been developed and are being carried out. At the same time, cost reduction actions have been implemented across the board.
Also, we would like to highlight that in 2005 the following key organizational changes have been implemented:
•	We have adjusted our operations and in particular have regrouped under the following new specific organizations:
•	Front End Technology and R&D;

•	Home Personal and Communication Products; and

•	Infrastructure and Services.
•	We have formed a new Executive Committee, which consists of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Strategy Officer and three Executive Vice Presidents (representing the Product Group, the Manufacturing organization and the Sales organization); and

•	We have created a new Greater China Region.
U.S. GAAP and Dutch Statutory Annual Report
We report our quarterly, semi-annual and annual financial results to our investors and the general public using Consolidated Financial Statements prepared under U.S. GAAP, which is the accounting standard we have used since our creation in 1987. We believe that the reference to U.S. GAAP in our financial reporting is important in our industry and in the mind of our investors to ensure the comparability of our performance and results to those of our competitors, and to ensure the continuity in the reporting of our financial performance. We intend to continue using U.S. GAAP as our primary accounting standard for the Company’s setting of financial and operational performance targets, and for internal and external reporting purposes. Copies of our U.S. GAAP annual report, based on Form 20-F, quarterly releases and other information, can be obtained from our offices and are also available on ST’s website at www.st.com.
By means of regulation 1606/2002, the European Commission has stipulated that all listed companies within the European Union member states are required to prepare their consolidated financial statements under International Financial Reporting Standards (“IFRS”) as from January 1, 2005. We have therefore, for Dutch statutory purposes, prepared our first annual report based on IFRS. We wish to inform our shareholders that based on the fact that we have started to use IFRS for the first time only since January 1, 2005, we do not yet have systems and controls in place to enable us to accurately compare the figures relating to development expenses for 2004.
Full Year 2005 Results Highlights
During 2005, our performance constantly improved, quarter after quarter, from the bottom levels of the first quarter 2005. Our goal is to continue to strengthen our financial performance and product leadership based upon the execution of our corporate performance roadmap.
Our year-over-year financial results are, for the purposes of the statutory Managing Board Report under Dutch law, presented using IFRS figures.
Our net revenues for the year ended December 31, 2005 were $8,882 million, an increase of 1.4% over the $8,760 million recorded in 2004. Year-over-year sales growth was driven by wireless and data storage applications, which both grew at double-digit rates. Automotive applications also grew at a much faster rate than that of the Company year-over-year.
Gross profit was $3,000 million or 33.8% of net revenues in 2005, compared to $3,195 million, or 36.5% of net revenues in 2004. Operating profit was $394 million, or 4.4% of net revenues, compared to $631 million or 7.2% of net revenues in 2004.
R&D costs for 2005 were $1,411 million, or 15.9% of net revenues, compared to $1,543 million, or 17.6% of net revenues in 2004. However, the 2005 R&D expenses are net of the development capitalization, which started in 2005 and was not considered in the 2004 accounts; furthermore, 2005 R&D expenses included approximately $27 million in charges related to the accelerated vesting of existing stock options. Selling, general, and administrative (“SG&A”) expenses were $1,069 million or 12.0% of net revenues in 2005, compared to $970 million or 11.1% of net revenues in 2004. 2005 SG&A expenses included

$18 million in one-time compensation and pension charges, $35 million in charges related to the accelerated vesting of stock options and $5 million in other stock-based compensation costs. The Company posted $98 million of impairment, restructuring charges, and other related closure costs in 2005, compared to $85 million in 2004.
Net profit attributable to the shareholders of the Company for 2005 was $347 million, or $0.39 per diluted share. In the prior year, net profit attributable to the shareholders of the Company was $523 million, or $0.56 per diluted share.
For ST, the effective average exchange rate of the euro versus the U.S. dollar for the full year 2005 was approximately $1.28 to €1, which reflects current exchange rate levels and the impact of certain hedging contracts, compared to approximately $1.23 to €1 in 2004.
Net cash from operating activities for 2005 was $1,984 million compared to $2,305 million in 2004. Capital expenditures, net of sales proceeds were $1,441 million in 2005, compared to $2,051 million in 2004. Net operating cash flow for 2005 was $270 million, compared to $208 million in 2004.
Looking towards 2006, we want to share our vision on market trends by making certain forward looking statements which of course are subject to certain risks and uncertainties, highlighted in the Internal Control section.
We expect that 2006 will be a year of renewed sales growth. Our design wins are increasing and should continue to in 2006, together with our sales, as we progress through the year after the seasonal adjustment of the first quarter.
We aim at progressively regaining the market share fractions we have lost over the past several years. We are working to address important business opportunities for us in the areas of wireless, consumer, industrial and, in general, in what we define as the mass market. We are now starting to see the benefits from the marketing initiatives we have been undertaking over the last nine months or so, including the targeting of important new key accounts and specific initiatives for the Japanese and Chinese markets.
We also see 2006 as the year of consolidation of our achievements, the year of further strengthening and of preparation for the next step forward. We are definitely continuing our effort to make ST a sharper research, design, manufacturing and marketing company. We are also addressing other issues in order to protect the Company as much as we can against adverse external conditions.
The impact of currency fluctuations, for example, continues to be a key challenging factor to our cost structure, and we are constantly working to reduce our exposure to that risk. We are acting on several fronts, with Asia playing a central role in these programs. Of course we are increasing the Asian portion of our manufacturing. We are also expanding our supplier base to qualified Asian suppliers. And, where appropriate, we will choose to move to Asia — as we have just decided to do for our Corporate Back-End — other corporate functions, for which that continent acts as a natural pole of attraction.
We are also working to develop a stronger, more consistent pipeline of new products. A wave of new ST products is hitting the market everyday, now and in these past months starting with our Micro, Linear and Discrete which has had an average of approximately four new products per working day. Here, our effort on advanced analog products for industrial applications is instrumental for our success in broadening our customer base and enhancing the margin dynamics of that business.
We are also developing complex product platforms which represent some of the most powerful engines for growth of ST. We believe that platforms are the answer to the growing need for full system integration, as customers require from their silicon suppliers not just chips, but an optimized combination of hardware and software. It is a huge task for the industry and it is a major change in the way companies position themselves to better serve their customers.
In ST’s case more than 1,500 engineers and designers are currently working on the development of five platforms. We have selected the following platforms, as we believe they are the spearheads of our future growth plans in some of the fastest developing markets for the microelectronics industry:
•	Two in the consumer area, include:
•	Set-Top-Boxes, covering both standard and high definition satellite, cable, digital terrestrial and Internet Protocol based devices; and

•	Digital TV, covering integrated and module solutions that capitalize on the ongoing worldwide transition to digital television.
•	Two in the wireless area, include:
•	Application Processors, namely our Nomadik platform that is bringing multimedia to the next-generation mobile devices; and

•	Wireless infrastructure, for 3-G base-stations.
•	And one platform in the computer peripherals area, is:
•	The SPEAr family of configurable System-on-Chip ICs for printers and related applications.
Needless to say, the complexity of these platforms and the amount of system content they integrate on silicon, are such that they can best be developed in tight cooperation with our customers and alliances. In this respect, ST has pioneered the concept of strategic alliances with customers and has created a solid network of consolidated partnerships, which in the year 2005 contributed to as much as 44% of total revenues, up 5% from the previous year.
We also have a long tradition of cooperation with competitors on technology, developments and specific product families, where we join resources to better cater to the markets we serve.
Corporate Governance and Internal Controls
We confirm to our shareholders, and other stakeholders, that management at ST has always devoted the highest importance to corporate governance and internal controls issues. We consider these issues all the more relevant, that as a company subject to the laws of various jurisdictions which may in certain cases have conflicting requirements in terms of best practices, we need to ensure that our position on these important items is well communicated and understood. For this reason and for the first time, we are including in our Statutory Annual Report a special section on Corporate Governance and Internal Controls.
Conclusion
We would like to focus the attention of our shareholders and other stakeholders on our corporate culture and our wholehearted commitment to corporate responsibility and sustainable development.
In a moment of profound changes, the attention of ST’s management team is on improving the Company’s financial performance. But the values we share are there, strong and solid as ever.
We believe that today, and just as in the past, ST will do business with integrity, and that ST is aware of its responsibility towards its stakeholders. Big corporations are powerful, so they must be accountable. Market conditions may change, and they may have an impact on the speed of implementation of our programs. But ST management will not question the direction and the ultimate goal. Our vision is to create value for all of our stakeholders.
Our corporate responsibility action is focused on four main areas:
•	Integrity, the core of our business ethics, which we see as a deep ethical obligation;

•	Health and Safety, where we have pioneered OHSAS certifications. Here we would like to go beyond the traditional concept of safety, working at protecting the health of our employees inside and outside their workplace;

•	Our efforts to help bridge the digital divide; and

•	Sustainable development and more particularly energy conservation. This is an area where we believe we could, and should do more. We and the entire industry should make a special effort in designing and introducing new products that are more friendly to the environment, particularly in the area of energy savings: from solar cells and fuel cells to fuel-saving engine controls; from low-consumption lighting to more efficient power management controls and, in general, low power technologies. We believe we can contribute to the protection of the environment, while at the same time creating new market opportunities.
We intend to pursue our activities in this field of corporate responsibility throughout 2006 and in the future.
Approved by the Managing Board on March 23, 2006.

CORPORATE GOVERNANCE
Since our formation in 1987, we have demonstrated a consistent commitment to the principles of good corporate governance, evidenced by:
•	Our corporate organization under Dutch law that entrusts our management to a Managing Board acting under the supervision and control of a Supervisory Board totally independent from the Managing Board. Members of our Managing Board and of our Supervisory Board are appointed and dismissed by our shareholders;

•	Our early adoption of policies on important issues such as business ethics and conflicts of interest and our strict policies, implemented since our 1994 initial public offering, to comply with applicable regulatory requirements concerning financial reporting, insider trading and public disclosures;

•	Our compliance with United States, French and Italian securities laws, because our shares are listed in these jurisdictions, and with Dutch securities laws, because we are a company incorporated under the laws of the Netherlands, as well as our compliance with the corporate, social and financial laws applicable to our subsidiaries in the countries in which we do business; and

•	Our broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues.
As a Dutch company, we became subject to the Dutch Corporate Governance Code effective January 1, 2004. As we are listed on the NYSE, Euronext Paris and the Borsa Italiana in Milan, but not in the Netherlands, our corporate governance principles and guidelines seek to achieve compliance with the relevant practices in a variety of jurisdictions, always keeping in mind the best interests of the shareholders, employees and other stockholders. As a result the corporate governance practices differ in certain cases from the “best practices” recommended by the Dutch Corporate Governance Code. However, by explaining the corporate governance practices in the Corporate Governance Charter, the Company has endeavored to comply with the Dutch Corporate Governance Code. We have summarized our policies and practices in the field of corporate governance in the ST Corporate Governance Charter, including our corporate organization, the remuneration principles which apply to our Managing and Supervisory Boards, our information policy and our corporate policies relating to business ethics and conflicts of interest. Our Charter was discussed with and approved by our shareholders at our 2004 AGM. The ST Corporate Governance Charter was updated in 2005 and will be further updated and expanded whenever necessary or advisable. We are committed to inform our shareholders of any significant changes in our corporate governance policies and practices at our AGM. Along with our Supervisory Board Charter (which includes the charters of our Supervisory Board Committees) and our Code of Business Conduct and Ethics, the current version of our ST Corporate Governance Charter is posted on our website, at http:/www.st.com/stonline/company/governance/index.htm, and these documents are available in print to any shareholder who may request them.
ST’s corporate governance provisions, as highlighted by the ST Corporate Governance and Supervisory Board Charters posted on the website under “Corporate Governance” can differ from the best practice provisions in the Dutch Corporate Governance Code. The areas concern primarily remuneration, where like many of the Company’s peer companies in the high-tech industry and due to the fiscal legislation in the various main countries in which the Company operates, there is neither a requirement for a minimum three-year vesting period for share-based compensation (best practice provisions II.2.1 and II.2.2 of the Dutch Corporate Governance Code), nor a three-year minimum (five years for Managing Board members) holding requirement (best practice provision II.2.3 of the Dutch Corporate Governance Code). Furthermore, ST believes that Supervisory Board members’ compensation should include stock-based compensation in order to ensure that they best identify with the interests of all shareholders in line with international practices (best practice provision III.7.1 of the Dutch Corporate Governance Code).
ST’s Supervisory Board and Corporate Governance
ST has adopted a profile for its Supervisory Board members, the composition of the Supervisory Board committees, as well as a definition of independence regarding the status of Supervisory Board members which is described in the Supervisory Board Charter. Since the Company’s creation in 1987, STMicroelectronics Holding N.V. (“ST Holding”) has always been one of the major shareholders, and some of the members of the Supervisory Board have long-standing relationships with both the shareholders and with the Company. Such relationships are described in their biographies, which are posted on our website. One of the Company’s Supervisory Board members has been in office since 1987, which is more than twelve years (best practice provision III.3.5). Additionally, the Chairman of the Supervisory Board is also the President of the Company’s Supervisory Board’s Compensation Committee. This is due to the system of alternating the position of President of the Supervisory Board (best practice provision III.5.11 of the Dutch Corporate Governance Code).
The Supervisory Board is carefully selected based upon the combined experience and expertise of its members. Certain of our Supervisory Board members, as disclosed in their biographies attached to the Supervisory Board report, have existing relationships or past relationships with Areva, Cassa Depositi e Prestiti (“CDP”) and/or Finmeccanica, who are currently parties to the ST Holding Shareholders’ Agreement as described below. Such relationships may give rise to potential conflicts of interest. However, in fulfilling their duties under Dutch law, Supervisory Board members serve the best interests of all of ST’s stakeholders and of ST’s business and must act independently in their supervision of ST’s management.
Our Supervisory Board held several meetings in 2003, 2004 and 2005 to discuss the new Dutch Corporate Governance Code, the implementing rules and corporate governance standards of the SEC and of the NYSE. It created an Ad Hoc Committee composed of Messrs. de Waard (Chairman), Steve and Gavois. The committee considered our independence criteria, Corporate Governance Charter and Supervisory Board Charter. Based on the work of the Ad Hoc Committee, our Supervisory Board also considered, with respect to such matters, our unique history as a European company incorporated in the Netherlands following the combination of the Italian and French semiconductor businesses and our shareholding structure, with approximately 70% of our shares held by the public and approximately 30% indirectly held by French and Italian state-controlled companies.
Based on all these factors, in 2005, the Supervisory Board established the following independence criteria for its members: Supervisory Board members must have no material relationship with STMicroelectronics N.V., or any of our consolidated subsidiaries, or our management. A “material relationship” can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, but does not include a relationship with direct or indirect shareholders.
The Supervisory Board also adopted specific bars to independence. On that basis, the Supervisory Board in March 2005 concluded, in its business judgment that all members qualified as independent based on the criteria set forth above.
The above mentioned independence criteria differ to a certain extent from best practice provision III.2.2 of the Dutch Corporate Governance Code.
Pursuant to the Dutch Corporate Governance Code, the Company is required to remind its shareholders that the Supervisory Board may, upon request of the Managing Board, decide to authorize the issue of preference shares in order to protect ST against a hostile or unfriendly takeover; the Company views this as an opportunity to create a level playing field for all ST stakeholders, if such an event were to occur.
Commitment to Corporate Governance
We have demonstrated a consistent commitment to the principles of good corporate governance evidenced by our early adoption of policies on important issues such as conflicts of interest. Pursuant to our Supervisory Board Charter, the Supervisory Board is responsible for handling and deciding on potential reported conflicts of interest between the Company on the one hand and members of the Supervisory Board and Managing Board on the other hand.
For example, in 2005 our Managing Board requested that our Supervisory Board decide upon the renewal of a contract for the provision of various telecom-related services with Equant, a subsidiary of France Telecom. One of our Supervisory Board members is Chairman and CEO of France Telecom. The Supervisory Board noted the Managing Board’s assessment of the positive commercial benefits of such contract and noted that the contract was concluded at normal and competitive conditions and was based on a long-standing proven business relationship between Equant and us. Additionally in 2005, our Managing Board requested that our Supervisory Board decide upon a development and license agreement to be concluded with Quadrics Limited, a company owned by Alenia Aeronautica that is in turn owned by Finmeccanica, one of our principal shareholders. The Supervisory Board noted that the contract was concluded in the ordinary course of business at normal conditions and that it was considered mutually beneficial for Quadrics Limited and us. Additionally, one of our Supervisory Board members is a member of the Board of Directors of Thomson, which is one of our strategic customers. We believe that the transactions with Thomson are made on an arm’s length basis in line with market practices and conditions with neither Thomson nor us benefiting from terms any more favorable than those which could be obtained in a bona fide transaction with a third party (best practice provisions III.6.4, II.3.2., II.3.3. and II.3.4. have consequently been complied with).
We prepared and published, in 2004, the Corporate Governance Charter, which explains in detail the corporate organization, the remuneration principles that apply to the Managing and Supervisory Boards, the information policy and highlights the corporate policies relating to business ethics and conflicts of interest. The Corporate Governance Charter, which was approved by the shareholders at the 2004 AGM, and has since been updated, as well as the current policies relating to business ethics and conflict of interest, are available on the Company’s website as well as in print to any shareholder who may request a copy.

The Company has applied all best practices provisions and for completeness sake and in accordance with the Dutch Corporate Governance Code, has explained all deviations from the Code in this report. The Company’s Corporate Governance Charter and the aforementioned deviations from the Dutch Corporate Governance Code were approved by the 2004 AGM.

INTERNAL CONTROL
As Sole Member of our Managing Board, Mr. Carlo Bozotti is responsible for the design, implementation and operation of the Company’s internal risk management and control systems. Our disclosure controls and procedures are also established and maintained under the responsibility of the Company’s Executive Vice President and Chief Financial Officer who reports to Mr. Bozotti.
The objective of the Company’s internal controls and procedures is to ensure that material information relating to the Company and its consolidated subsidiaries is made known to the Chief Executive Officer and the Chief Financial Officer during each reporting period.
The effectiveness of the Company’s internal controls and procedures is evaluated periodically, and changes to such internal controls and procedures, as well as any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to affect the Company’s ability to record, process or summarize and report financial information are disclosed to our auditors and to the Audit Committee of our Supervisory Board. Likewise any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting are disclosed to our auditors, and to the Audit Committee of our Supervisory Board. To date in our ongoing evaluation, we have not detected any material weaknesses regarding our system of internal controls.
In the various areas of business risk management we have established corporate policies and procedures which set forth principles, business rules of behavior and conduct which are considered to be consistent with proper business management, in line with our mission and strategic objectives.
We have also adopted Corporate Standard Operating Procedures to describe the operational flow of actions (outlining responsibilities for each step) to perform a task or activity, or to implement a policy within a given functional field. We have over one hundred standard operating procedures which cover a wide range of activities such as approvals, authorizations, verifications, reconciliations, review of operating performance, security of assets and segregation of duties, which are deployed throughout our organization, and which may be completed as and when required by local operating procedures.
We also have an internal audit organization, which performs general scope internal audits covering various areas, such as information technology, logistics and inventory management, human resources and payroll, internal control systems, security, purchasing, treasury, etc. The audit plans for our internal audit organization are reviewed at least once a year by the Audit Committee of our Supervisory Board.
Summary
In summary, our internal risk management and control system cannot provide absolute assurance, but aims at a reasonable level of assurance, that realization of strategic and operational objectives is monitored, the financial reporting is reliable and where relevant applicable laws and regulations are complied with.
In accordance with the requirements of recommendation II.1.4 of the Dutch Corporate Governance Code and the recommendation of the Corporate Governance Code Monitoring

Committee on the application thereof, the Managing Board, to the best of its knowledge, believes that with regard to financial reporting risks, our internal risk management and controls systems provide a reasonable level of assurance that that they do not contain material inaccuracies, have operated effectively in the year 2005 and that there are no indications that they will not operate properly in the current year. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements, fraud and non-compliance with laws and regulations. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to the financial statement preparation and presentation.
The aforementioned statement does not imply a statement regarding the adequacy and effectiveness of the Company’s internal controls over financial reporting as will be required by the Sarbanes-Oxley Act section 404, when it applies to the Company as from January 1st 2006.
Our internal risk management and control systems were discussed with the Audit Committee and the Supervisory Board.
Main Risks Factors
The business performance and results of ST and the ability of management to predict the future are also affected by several risks factors such as those described below:
•	future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;

•	pricing pressures, losses or curtailments of purchases from key customers;

•	the financial impact of inadequate or excess inventories if actual demand differs from our anticipations;

•	changes in the exchange rates between the U.S. dollar and the euro and between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure;

•	our ability to be successful in our strategic R&D initiatives to develop new products to meet anticipated market demand, as well as our ability to achieve our corporate performance roadmap by completing successfully and in a timely manner our other various announced initiatives to improve our overall efficiency and our financial performance;

•	the anticipated benefits of R&D alliances and cooperative activities and the continued pursuit of our various alliances, in the field of development of new advanced technologies or products;

•	the ability of our suppliers to meet our demands for products and to offer competitive pricing;

•	changes in the economic, social or political environment, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we and our key customers operate;

•	changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits;

•	product liability or warranty claims for a product containing one of our parts; and

•	our ability to obtain required licenses on third-party intellectual property, the outcome of litigation and the results of actions by our competitors.
Our Annual Report filed with the SEC on March 3, 2006 under cover of Form 20-F, which is available on our website, contains a more detailed list of risk factors which may affect our business and operations, and future performance.

EXECUTIVE SUMMARY
We are a multinational group of companies that designs, develops, manufactures and markets a broad range of semiconductor products used in a wide variety of microelectronic applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems.
We were incorporated under the law of the Netherlands by notarial deed of incorporation of May 21, 1987. We are a limited liability company (naamloze vennootschap) and are governed by Dutch law, including but not limited to Book 2 of the Dutch Civil Code. As a result of the listings of our shares on Euronext Paris, the Borsa Italiana and the New York Stock Exchange, we are also subject to French, Italian and United States rules relating thereto. Furthermore, we are subject to elements of the legislation of all the jurisdictions in which we operate. We have our corporate legal seat in Amsterdam and our head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol Airport, Amsterdam, The Netherlands.
While STMicroelectronics N.V. is the parent company, we also conduct our operations through our consolidated subsidiaries. Except for our subsidiaries in Shenzhen (China), in which we own 60% of the shares and voting rights, Accent S.r.l. (Italy), in which we own 51% of the shares and voting rights, Hynix, ST (China) venture company in which we own a 33% equity participation, Shanghai Blue Media Co. Ltd (China) in which we own 65% and Incard do Brazil in which we own 50% of the shares and voting rights, STMicroelectronics N.V. owns directly or indirectly 100% of all of our significant operating subsidiaries’ shares and voting rights. Each subsidiary has its own organization and management bodies, and is operated independently in compliance with the laws of their country of incorporation. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we receive compensation.
The simplified organigram below shows the principal industrial subsidiaries of ST:

According to provisional industry data published by iSuppli, we have been ranked the world’s fifth largest semiconductor company based on forecasted 2005 total market sales and we held leading positions in sales of Analog Products, Application Specific Integrated Circuits (or “ASICs”) and Application Specific Standard Products (or “ASSPs”). Based on provisional 2005 results published by iSuppli, we believe we were also number one in discretes and number two in automotive electronics, industrial products and analog products and number three in NOR Flash. Based on 2004 industry results, we also believe we ranked as a leading supplier of semiconductors in 2005 for set-top boxes, Smart cards and power management devices. Furthermore, based on our relationship with Hewlett-Packard, which has a leading position in the printhead market, we believe that we are a leading supplier of integrated circuits for printheads. Major customers include Axalto, Alcatel, Bosch, Delphi, Delta, Ericsson, Hewlett-Packard, LG Electronics, Marelli, Maxtor, Motorola, Nokia, Philips, Pioneer, Samsung, Scientific Atlanta, Seagate, Siemens, Thomson, Vestel, Visteon and Western Digital. We also sell our products through global distributors and retailers, including Arrow Electronics, Avnet, BSI Group, Wintech and Yosun.
The semiconductor industry has historically been a cyclical one and we have responded through emphasizing balance in our product portfolio, in the applications we serve, and in the regional markets we address. Consequently, from 1994 through 2005, our revenues grew at a compounded annual growth rate of 11.6% compared to 7.6% for the industry as a whole.
We offer a diversified product portfolio and develop products for a wide range of market applications to reduce our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content. Our product families include differentiated application specific products (which we define as being our dedicated analog, mixed signal and digital ASIC and ASSP offerings and semicustom devices), power microcontrollers and discrete products and non-volatile memory and Smart cards. Application specific products, which are generally less vulnerable to market cycles than standard commodity products, accounted for approximately 56% of our net revenues in 2005. Memory product sales accounted for approximately 22% of our net revenues in 2005, while sales of Micro linear and discrete products accounted for approximately 21% of our net revenues in 2005.
Our products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. We use all of the prevalent function-oriented process technologies, including complementary metal-on silicon oxide semiconductor (“CMOS”), bipolar and nonvolatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application specific products, including bipolar CMOS technologies (“BiCMOS”) for mixed-signal applications and diffused metal-on silicon oxide semiconductor (“DMOS”) technology (“BCD technologies”) for intelligent power applications and embedded memory technologies. This broad technology portfolio, a cornerstone of our strategy for many years, enables us to meet the increasing demand for System-on-Chip (“SoC”) solutions. Complementing this depth and diversity of process and design technology is our broad intellectual property portfolio that we also use to enter into important patent cross-licensing agreements with other major semiconductor companies.
Effective January 1, 2005, we realigned our product groups to increase market focus and realize the full potential of our products, technologies and sales and marketing channels. Since such date we report our sales and operating profit in three product segments:

•	the Application Specific Product Group (“ASG”) segment, comprised of three product lines — our Home, Personal and Communication Products (“HPC”), our Computer Peripherals Products (“CPG”) and our Automotive Product (“APG”). Our HPC products are comprised of the telecommunications and the audio divisions from the former Telecommunications, Peripherals and Automotive Groups combined with the consumer group from the former Consumer Microcontroller Groups. Our CPG products cover computer peripherals products, specifically disk drives and printers, and our APG products now comprise all of our major complex products related to automotive applications formerly within the automotive group of Telecommunications, Peripherals and Automotive Groups and in other product groups (notably from the former Discrete and Standard ICs Group and the Microcontroller Group);

•	the Memory Products Group (“MPG”) segment, comprised of our memories and Smart card businesses; and

•	the Micro, Linear and Discrete Product Group (“MLD”) segment, comprised of the greater part of our former Discrete and Standard ICs Group and our standard microcontroller and industrial devices (including the programmable systems memories (“PSM”) division previously forming part of MPG).
Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on R&D and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the semiconductor business area. All these product segments share common R&D for process technology and manufacturing capacity for most of their products.
We have in 2005 pursued various initiatives to reshape the Company by: (i) reorganizing our management team and setting up an Executive Committee; (ii) increasing our R&D effectiveness through a program focus on 20 key initiatives, improved project control and redeployment of certain resources with the aim to improve time to market for both technologies and products; (iii) promoting sales expansion for mass market application and new major key accounts with a special focus on the Chinese and Japanese markets with a view to increased overall efficiencies; (iv) executing a plan to improve our manufacturing competitiveness through the restructuring of our 150-mm wafer production capacity and (v) launching and implementing various further cost reduction initiatives through procurement savings, improved asset management, general and administration centralization and head count restructuring.
We invest in a variety of R&D projects ranging from long-term advanced research for the acceleration, in line with industry requirements and roadmaps such as the International Technology Roadmap for Semiconductors (“ITRS”), of our broad range of process technologies including BiCMOS; bipolar, CMOS and DMOS (“BCD”); High Performance Logic; and stand-alone and embedded Flash and other nonvolatile memories; to the continued expansion of our system level design expertise and IP creation for advanced architecture for SoC integration, as well as new products for many key applications in the field of digital consumer wireless communications and networking, computer peripherals, Smart cards and car multimedia among others.
We continue to make significant investments in R&D, while reducing our other general expenses. In 2005, we spent $1,411 million on R&D compared to $1,543 million in 2004.

Our reported R&D expenses are mainly in the areas of product design, technology and development and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production and process-transfer costs, which are accounted for as cost of sales.
As of December 31, 2005, approximately 9,700 employees were employed in R&D activities worldwide. We devote significant effort to R&D because semiconductor manufacturers face immense pressure to be the first to make breakthroughs that can be leveraged into competitive advantages; new developments in semiconductor technology can make end products significantly cheaper, faster or more reliable than their predecessors and enable, through their timely appearance on the market, significant value creation opportunities.
As of December 31, 2005, the average age of our 50,000 employees was 33.9 years and the voluntary turn-over rate was 7.8%, compared to an average age of 33.7 years and a voluntary turn-over rate of 6.6% as of December 31, 2004.
Major Shareholders
The following table sets forth certain information with respect to the ownership of our issued ordinary shares based on information available to us as of December 31, 2005:

	Ordinary Shares Owned
Shareholders(1)	Number	%
STMicroelectronics Holding II B.V. (“ST Holding II”)	250,704,754	27.6%
Public[1]	580,787,153	63.9%
Brandes Investment Partners	62,932,372	7%
Treasury shares	13,400,000	1.5%

(1)	At the end of 2004, Capital Group International, Inc. owned more than 5% of our share capital. As of December 31, 2005, Capital Group International, Inc. had reduced its participation in our share capital below the 5% threshold and is, consequently, no longer one of our major shareholders.
Our principal shareholders do not have different voting rights from those of our other shareholders.
ST Holding II is a wholly-owned subsidiary of STMicroelectronics Holding N.V. (“ST Holding”). As of December 31, 2005, FT1CI (the “French Shareholder”) and a consortium of Italian shareholders (the “Italian Shareholders”) made up of CDP and Finmeccanica directly held 50% each in ST Holding based on voting rights. CDP held 30% in ST Holding and Finmeccanica held 20% in ST Holding based on voting rights. The indirect interest of FT1CI and the Italian Shareholders is split on a 50%-50% basis. Through a structured tracking stock system implemented in the articles of association of ST Holding and ST Holding II, FT1CI indirectly held 99,318,236 of our ordinary shares, representing 10.9% of our issued share capital as of December 31, 2005, CDP indirectly held 91,644,941 of our ordinary shares, representing 10.1% of our issued share capital as of December 31, 2005 and Finmeccanica indirectly held 59,741,577 of our ordinary shares, representing 6.6% of our issued share capital as of December 31, 2005. Any disposals or, as the case may be, acquisitions by ST Holding II on behalf of respectively FT1CI, CDP and Finmeccanica, will decrease or, as the case may be, increase the indirect interest of respectively FT1CI, CDP and Finmeccanica in our issued share capital. FT1CI was formerly a jointly held company set up by Areva and France Telecom to control the interest of the French shareholders in ST Holding. Following the transactions described below, Areva is currently the sole shareholder of FT1CI. Areva (formerly known as CEA-Industrie) is a corporation controlled by the French atomic energy commission. Areva is listed on Euronext Paris in the form of Investment Certificates. CDP is an Italian corporation 70% owned by the Italian Ministero dell’Economia e delle Finanze (the “Ministry of Economy and Finance”) and 30% owned by a consortium of 66 Italian banking foundations. Finmeccanica is a listed Italian holding company owned by the Italian Ministry of Economy, which has a controlling interest, and the public. Finmeccanica is listed on the Italian Mercato Telematico Azionario (“MTA”) and is included in the S&P/MIB 30 stock index.
ST Holding II owned 90% of our shares before our initial public offering in 1994, and has since then gradually reduced its participation, going below the 66% threshold in 1997 and below the 50% threshold in 1999. ST Holding may further dispose its shares as provided below in “— Shareholders’ Agreements — STH Shareholders’ Agreement” and “— Disposals of our Ordinary Shares” and pursuant to the eventual conversion of our outstanding convertible instruments. Set forth below is a table of ST Holding II’s holdings in us as of the end of each of the past three financial years:
Ordinary Shares Owned

	Number	%
December 31, 2005	250,704,754	27.6
December 31, 2004	278,483,280	30.8
December 31, 2003	311,483,280	34.5
Announcements about additional disposals of our shares by ST Holding II on behalf of one or more of its indirect shareholders, Areva, CDP, FT1CI or Finmeccanica may come at any time.

The chart below illustrates the shareholding structure as of December 31, 2005:

(1)	CDP owns 30% of ST Holding, while Finmeccanica owns 20% of ST Holding.

(2)	Not a legal entity, purely for illustrative purposes.

(3)	FT1CI owns 50% of ST Holding and indirectly holds 99,318,236 of our ordinary shares.

(4)	CDP and Finmeccanica own 50% of ST Holding and indirectly hold 91,644,941 and 59,741,577 of our ordinary shares, respectively.

(5)	The 70.9% includes the 7% shareholding of Brandes Investment Partners.

(6)	ST Holding II owns 27.6% of our shares, the Public owns 70.9% of our shares and we hold the remaining 1.5% as Treasury Shares.
Strategy
The semiconductor industry is undergoing several significant structural changes characterized by:
•	the changing long-term structural growth of the overall market for semiconductor products;

•	the strong development of new emerging applications in areas such as wireless communications, solid state storage, digital TV and video products and games;

•	the increasing importance of the Asia Pacific region and emerging countries, particularly China, which represents the fastest growing regional market;

•	the importance of convergence between wireless consumer and computer applications, which drives customer demand for new system-level, turnkey solutions; and

•	the evolution of the customer base from original equipment manufacturers (“OEM”) to a mix of OEM, electronic manufacturing service providers (“EMS”) and original design manufacturers (“ODM”).

Our strategy within this challenging environment is designed to focus on the following complementary key elements:
Broad, balanced market exposure. We offer a diversified product portfolio and develop products for a wide range of market applications, thereby reducing our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions for high-growth digital and mixed-signal applications. We target five key markets comprised of: (i) communications, including wireless connectivity, mobile phone imaging, portable multimedia and infrastructure; (ii) computer peripherals, including data storage, printers, monitors, displays and optical mouse; (iii) digital consumer, including set-top boxes, DVD, digital TVs, digital cameras and digital audio; (iv) automotive, including engine, body and safety, car radio, car multimedia and telematics; and (v) industrial products, including banking, user ID/security, telephone Smart card, power management and industrial control.
Product strategy. We aim to: (i) maintain existing and further establish leadership positions for platforms and chipset solutions for digital consumer, wireless and multimedia digital core offerings; (ii) maintain a leadership position in conventional semiconductor products such as discretes for power management, automotive and analog and mixed signal applications, which require less R&D effort and manufacturing capital intensity than more advanced and complex application specific devices; and (iii) participate, as appropriate, in the nonvolatile memory market for selected key applications.
Alliances and customer base expansion. We work with our key customers to identify evolving needs and new applications and to develop innovative products and product features. We also leverage our position as a supplier of application specific products in seeking to sell a broad range of products and emphasize strategic customer alliances to expand our customer base. We have formal alliances with certain strategic customers that allow us and our customers (with whom we jointly share certain product developments) to exchange information and give our customers access to our process technologies and manufacturing infrastructure. We have formed alliances with customers such as Alcatel, Bosch, Hewlett-Packard, Marelli, Nokia, Nortel, Pioneer, Seagate, Siemens VDO, Thomson and Western Digital, among others. Our twelve strategic alliances with key customers have been a major growth driver for us. In 2003, 2004 and 2005, revenues from strategic customer alliances accounted for approximately 43%, 39% and 44%, respectively, of our net revenues. We are targeting new major key accounts, particularly in the United States and in the Asia Pacific region, with a focus on China and Japan where we are also developing specific marketing efforts to increase our market penetration. Furthermore, we have set up a new organization with specific e-tools, design and support resources to address broader market applications.
Global integrated manufacturing infrastructure. We have a diversified, leading edge manufacturing infrastructure capable of producing silicon wafers using our broad process technology portfolio, including our CMOS, BiCMOS, BCD technologies and memories. Assembling, testing and packaging of our semiconductor products take place in our large and modern back-end facilities, which generally are located in low-cost areas. We have also developed relationships with outside contractors for foundry and back-end services. We view these relationships as giving us the flexibility when required by market demand to outsource up to a maximum of 20% of each of our front-end and back-end production requirements, enabling us to manage the supply chain to our customers without a commensurate increase in capital spending. In 2005, we decided to combine our front-end manufacturing and our technology R&D into one organization in order to improve our manufacturing competitiveness and efficiency and our technology R&D effectiveness. In the current competitive environment, we have launched various cost reduction initiatives in the area of manufacturing and our strategy consists of: (i) establishing in the Asia Pacific region the major portion of our 150-mm manufacturing activity; (ii) organizing our 200-mm manufacturing to increase operational efficiency through yield improvements, improved leverage due to reduced depreciation from mature assets and full saturation of all clean room areas; (iii) addressing the projected increase in demand for 300-mm manufacturing through an appropriate ramp-up of internal capacity; and (iv) gaining flexibility in terms of capacity needs and employed capital through selected sourcing from foundry manufacturers.
Industry partnerships. Partnerships with other semiconductor companies and suppliers enable us to share the increasing costs and technological risks involved in the R&D of state-of-the-art processes, product architectures and digital cores and to shorten the product development time of certain products. For example, we are currently working under a joint R&D technology cooperation program with Freescale Semiconductor, Inc. (“Freescale”) and Philips Semiconductors International B.V. (“Philips”) for the joint R&D of CMOS process technology in Crolles, France (“Crolles2”). In 2005, we extended this agreement to cover 300-mm wafer testing and packaging, as well as the development and licensing of core libraries and IP. Additionally, we are co-developing NAND Flash memory products with Hynix Semiconductor Inc. (“Hynix”) and have started to build a jointly owned dedicated memory manufacturing facility in China. Furthermore, we recently announced an agreement with Intel Corporation (“Intel”) to standardize hardware and software interfaces used in leading edge NOR Flash products in the wireless market and are working on various further initiatives.
Broad range of design and process technologies. We continue to utilize our expertise and experience with a wide range of process and design technologies to further develop our capabilities. We are committed to maintaining and, in certain areas, to increasing expenditures on core R&D projects as well as to developing alliances with other semiconductor companies and suppliers of software development tools, as appropriate. In 2005, we redeployed approximately 1,000 employees or 10% of our R&D work force to emphasize our focus and commitment to higher priority projects. Technological advances in the areas of transistor performance and interconnection technologies are being developed for our CMOS logic products and semicustom devices. We work on an ongoing basis with key suppliers to develop advanced and standardized design methodologies for our CMOS, mixed signal and non-volatile memory processes, as well as libraries of macrofunctions and megafunctions for many of our products, and are focusing on improving our concurrent engineering practices to better coordinate design activities and reduce overall product development time.
Integrated presence in key regional markets. We have sought to develop a competitive advantage by building an integrated presence in each of the world’s major economic zones: Europe, Asia (including China), North America and Emerging Markets. An integrated presence means having manufacturing and design, as well as sales and marketing capabilities in each region, in order to ensure that we are well positioned to anticipate and respond to our customers’ business requirements. We have leading edge, front-end manufacturing facilities in Europe, in the United States and increasingly in Asia, where we sourced from internal and external manufacturers approximately 44% of our wafers at the end of 2005. Our more labor-

intensive back-end facilities are located in Malaysia, Malta, Morocco, Singapore and China, enabling us to take advantage of more favorable production cost structures, particularly lower labor costs. Major design centers and local sales and marketing groups are within close proximity of key customers in each region, which we believe enhances our ability to maintain strong relationships with our customers. As appropriate, we intend to continue to build our integrated local presence in those regions where we compete, such as China, which has recently been set up as a separate marketing region and where we have both a back-end facility and a design center and have started to build with Hynix a jointly owned front-end memory manufacturing plant in Wuxi City, as well as India, where we have been expanding our design and software development centers. We have also continued to develop our sales and support organization for Emerging Markets.
Product Quality Excellence.
We aim to develop a product of quality excellence in the various applications we serve and are planning the launch of a company-wide Product Quality Awareness program built around a three-pronged approach: (i) the improvement of our full product cycle involving robust design and manufacturing, improved detection of potential defects, and better anticipation of failures through improved risk assessment, particularly in the areas of product and process changes; (ii) improved responsiveness to customer demands; and (iii) ever increasing focus on quality and discipline in execution.
2005 Business Overview
In 2005, the semiconductor market experienced a moderate increase in total sales after the strong growth recorded in 2004. Semiconductor industry data for 2005 indicates that revenues improved supported by a solid economic environment in the major world economies.
The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors (“MPU”), dynamic random access memories (“DRAMs”), and optoelectronics devices).
Based upon recently published data, semiconductor industry revenues increased year-over-year by approximately 7% both for the TAM and the SAM in 2005, to reach $227.5 billion and approximately $152 billion, respectively. This increase was driven by unit demand while average selling prices remained basically flat. In the fourth quarter of 2005, the TAM and the SAM increased approximately 9% and 13% year-over-year, respectively, and increased by approximately 2% and 3% sequentially, respectively.
Our 2005 revenues were characterized by significant high volume demand and improved product mix, which did not translate into an equivalent revenue performance due to persisting negative impact of price pressure in the market we serve. As a result, our revenues increased by approximately 1% to $8,882 million compared to $8,760 million in 2004. Our sales growth was driven primarily by Computer Peripherals, Telecom and Automotive market segments while both Consumer and Industrial and Other declined. Our sales trend, however, was below the TAM and the SAM growth rates.
In summary, our financial results for 2005 compared to the results of 2004 were favorably impacted by the following factors:

•	higher sales volume and a more favorable product mix in our revenues, which contributed to an increase in our net revenues over 2004;

•	continuous improvement of our manufacturing performances;

•	net interest income; and

•	lower income tax expense.
Our financial results in 2005 were negatively affected by the following factors:
•	negative pricing trends due to a persisting overcapacity in the industry, which translated into our average selling prices declining by approximately 8%, as a pure pricing effect;

•	the impact of the effective U.S. dollar exchange rate against the euro and other currencies, which translated into an increase of our cost of sales and in our operating expenses being significantly higher than the favorable impact on our revenues;

•	the one-time compensation packages and special bonuses to our former CEO and to a limited number of retired senior executives, the new pension scheme charges for executive management and the share-based compensation charges for non-vested shares granted to employees and members and professionals of our Supervisory Board for a total of $37 million;

•	the acceleration of the vesting of all outstanding share options; and

•	the recognition of interest charges on our 2013 convertible debt, starting from 2005, due to the split of the liability component.

LIQUIDITY AND FINANCIAL POSITION
At December 31, 2005, cash and cash equivalents totaled $2,027 million, compared to $1,950 million as of December 31, 2004. During 2005, we invested in credit-linked deposits issued by several primary banks in order to maximize the return on available cash. The principal was fully repaid to us in December 2005. We did not have marketable securities at December 31, 2005 as well as at December 31, 2004. Changes in the instruments adopted to invest our liquidity in future periods may occur and may significantly affect our finance income (costs).
Liquidity
We maintain a significant cash position and a low debt to equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.
Net cash from operating activities. As in prior periods, the major source of cash during 2005 was cash provided by operating activities. Our net cash from operating activities totaled $1,984 million in 2005, decreasing compared to $2,305 million in 2004.
Net cash used in investing activities. Net cash used in investing activities was $1,714 million in 2005, compared to $2,097 million in 2004. Payments for purchases of tangible assets were the main utilization of cash, amounting to $1,523 million for 2005, a significant decrease over the $2,061 million in 2004. In 2005, cash used for investments in intangible assets and financial assets was $287 million and capital contributions to associates were $38 million.
Capital expenditures for 2005 were principally allocated to:
•	the capacity expansion of our 200-mm and 150-mm front-end facilities in Singapore;

•	the conversion to 200-mm of our front-end facility in Agrate (Italy);

•	the capacity expansion of our back-end plants in Muar (Malaysia), Shenzhen (China), Toa Payoh (Singapore) and Malta;

•	the expansion of our 200-mm front-end facility in Phoenix (Arizona);

•	the capacity expansion of our 200-mm front-end facility in Rousset (France);

•	the completion of building and continuation of facilities for our 300-mm front-end plant in Catania (Italy);

•	the expansion of our 150-mm front-end facility and the start of a 200-mm pilot line in Tours (France); and

•	the expansion of the 300-mm front-end joint project with Philips Semiconductor International B.V. and Freescale Semiconductor Inc., in Crolles2 (France).
Capital expenditures for 2004 were principally allocated to:
•	the expansion of our 200-mm and 150-mm front-end facilities in Singapore;

•	the expansion of our 200-mm front-end facility in Rousset (France);

•	the facilitization of our 300-mm facility in Catania (Italy);

•	the upgrading of our front-end facility and R&D pilot line in Agrate (Italy);

•	the upgrading of our 200-mm front-end facility in Catania (Italy);

•	the expansion and upgrading of our 200-mm and 150-mm, respectively, front-end facilities in Phoenix and in Carrollton (United States); and

•	the capacity expansion in our back-end plants in Muar (Malaysia), Toa Payoh (Singapore), Shenzhen (China) and Malta.
Net operating cash flow. We define net operating cash flow as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities. We believe net operating cash flow provides useful information for investors because it measures our capacity to generate cash from our operating activities to sustain our investments for our operating activities. Net operating cash flow is determined as follows from our Consolidated Statements of Cash Flow:

	2005	2004
Net cash from operating activities	$1,984	$2,305
Net cash used in investing activities	(1,714)	(2,097)
Payment for purchase and proceeds from sale of marketable securities, net	—	—

Net operating cash flow	$270	$208

Due to the capacity of our operating activities to generate cash in excess of our investing activities, we generated net operating cash flow of $270 million in 2005, compared to net operating cash flow of $208 million in 2004. This resulted mainly from the decrease in net cash used in investing activities.
Net cash used in financing activities. Net cash used in financing activities was $131 million in 2005 compared to $1,281 million in 2004. The major item of the cash used in 2005 was the payment of the dividends amounting to $107 million, equivalent to the amount paid in 2004. The major item of the cash used for financing activities in 2004 was the repayment of long-term debt for a total amount of $1,288 million, mainly consisting of the redemption of all outstanding 2009 LYONs for an amount paid of $813 million and of the repurchase of all outstanding 2010 Bonds for an amount paid of $375 million. These bonds were cancelled.
Capital Resources
Net financial position
We define our net financial position as the difference between our total cash position (cash and cash equivalents) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt). We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and the total level of our financial indebtedness. The net financial position is determined as follows from our Consolidated Balance Sheets as at December 31, 2005 and December 31, 2004:

	2005	2004
Cash and cash equivalents	$2,027	$1,950
Marketable securities	—	—
Total cash position	2,027	1,950

Bank overdrafts	(11)	(58)
Current portion of long-term debt	(1,499)	(133)
Long-term debt	(269)	(1,767)

Total financial debt	(1,779)	(1,958)

Net financial position	$248	$(8)

The net financial position (cash and cash equivalents net of total financial debt) as of December 31, 2005 moved to a positive net financial cash position of $248 million, representing an improvement from the net financial debt position of $8 million as of December 31, 2004. The improvement of the net financial position mainly results from favorable net operating cash flow generated during 2005.
At December 31, 2005, the aggregate amount of our long-term debt was approximately $1,768 million, including $1,356 million of 2013 Bonds. At the holder’s option, any outstanding 2013 Bond may be redeemed for cash on August 5, 2006, 2008 or 2010 for a total aggregate amount payable by us of $1,379 million on August 5, 2006 or $1,365 million on August 5, 2008 or $1,352 million on August 5, 2010. See Note 14 to our Consolidated Financial Statements.
On February 23, 2006, we issued Zero Coupon Senior Convertible Bonds due 2016 totaling gross proceeds of $928 million. The amount due to bondholders upon redemption or at maturity based on the accreted value of the bonds will produce a yield equivalent to 1.5% per annum on a semi-annual bond equivalent basis. We granted the managers an option to increase the issue size by up to 5%, totaling $46 million, through March 24, 2006. The bonds are convertible into a maximum of 42 million of our underlying ordinary shares, including the increase option. The conversion price is $23.19, based on the closing price of ordinary shares on the NYSE on February 14, 2006, plus a 30% premium.
On March 17, 2006, we issued €500 million Floating Rate Senior Bonds due 2013 in the Euro Debt Capital Market. These bonds will pay interest quarterly at a rate equal to three-month Euribor plus 40 basis points.
Financial Outlook
We currently expect that capital spending for 2006 will be approximately $1.8 billion, an increase compared to the $1.4 billion net of sales proceeds spent in 2005. The major part of our capital spending will be dedicated to the leading edge technology fabs by increasing 300-mm capacity and by saturating our existing 200-mm fabs. We have the flexibility to modulate our investments up or down in response to changes in market conditions. At December 31, 2005, we had $576 million in outstanding commitments for equipment purchases for 2006.

The most significant of our 2006 capital expenditure projects are expected to be: (a) for the front-end facilities: (i) the expansion of the 300-mm joint project with Philips Semiconductor International B.V. and Freescale Semiconductor Inc., in Crolles2 (France); (ii) the facilitization of a portion of our 300-mm plant in Catania (Italy); (iii) the upgrading to finer geometry technologies for our 200-mm plant in Rousset (France); (iv) the capacity expansion and the upgrading of our 200-mm plant in Singapore; and (v) the upgrading of our 200-mm fab and pilot line in Agrate (Italy); and (b) for the back-end facilities, the capital expenditures will be mainly dedicated to the capacity expansion in our plants in Shenzhen (China), Bouskoura (Morocco) and Muar (Malaysia). We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have significant capital requirements in the coming years and in addition we intend to continue to devote a substantial portion of our net revenues to R&D . We plan to fund our capital requirements from cash provided by operating activities, available funds and available support from third parties (including state support), and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures for expansion plans, our working capital requirements, R&D and industrialization costs.
The holders of our 2013 Bonds may require us to redeem them on August 5, 2006 at a price of $985.09 per $1,000 face value. The conversion ratio is $985.09 per $1,000 principal amount of 2013 Bonds at August 5, 2006, $975.28 at August 5, 2008 and $965.56 at August 5, 2010, subject to adjustments in certain circumstances. The total redeemable amount will be equivalent to $1,379 million on August 5, 2006. As part of our refinancing strategy, we recently issued €500 million Floating Rate Senior Bonds due 2013 in the Euro Debt Capital Market. This issuance complemented our recent placement of $928 million of Zero Coupon Senior Convertible Bonds due 2016. To the extent that we do not use the proceeds from both of these offerings for the repayment of amounts due under the 2013 Bonds or for repurchases of the 2013 Bonds, we will use the proceeds for general corporate purposes.
Market Risk — About Financial Instruments
We are exposed to changes in financial market conditions in the normal course of business due to our operations in different foreign currencies and our ongoing investing and financing activities. Market risk is the uncertainty to which future earnings or asset/liability values are exposed due to operating cash flows denominated in foreign currencies and various financial instruments used in the normal course of operations. The major risks to which we are exposed are related to the fluctuations of the U.S. dollar exchange rate compared to the euro and the other major currencies, the coverage of our foreign currency exposures, the variation of the interest rates and the risks associated to the investments of our available cash. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.
Our Income Statement is exposed to the fluctuations of the exchange rates such as the U.S. dollar, the euro and the other major currencies since our revenues are mainly denominated in U.S. dollars while a large part of our costs is denominated in euros or other major currencies. We enter into cash flow hedges to cover a portion of our costs denominated in euros. Our balance sheet is also exposed to these exchange rates fluctuations since the functional currency of our subsidiaries is generally the local currency and as such, foreign exchange fluctuations are generating adjustments for the translation into U.S. dollar consolidated reporting of their assets and liabilities.
We have exposures in foreign currencies since our operating cash flows are denominated in various foreign currencies as a result of our international business activities and certain of our borrowings are exposed to changes in foreign exchange rates. The functional currency of our subsidiaries is either the local currency or the U.S. dollar. We continuously evaluate our foreign currency exposures based on current market conditions and the business environment. In order to mitigate the impact of changes in foreign currency exchange rates, we enter into forward exchange and currency options contracts. The magnitude and nature of such outstanding instruments are detailed in Note 28 to our Consolidated Financial Statements. Forward contracts outstanding as of December 31, 2005 have remaining terms of four days to five months, which mature on average after less than two months. The notional amounts of foreign exchange forward contracts totaled $2,206 million and $8,852 million at December 31, 2005 and 2004, respectively. The principal currencies covered are the U.S. dollar, the euro, the Japanese yen and the Singapore dollar. The risk of loss associated with these forward contracts is equal to the exchange rate differential from the date the contract is made until the time it is settled.
We are exposed to changes in interest rates primarily as a result of our borrowing activities which include long-term debt used to fund business operations. We borrow in U.S. dollars as well as in other currencies from banks and other sources. We primarily enter into debt obligations to support general corporate and local purposes including capital expenditures and working capital needs. The nature and amount of our long-term debt can be expected to vary as a result of future business requirements, market conditions, and other factors. The principal risks are related to interest rates variations to which we are exposed in regard to our long-term obligations. We primarily utilize fixed-rate debt and do not expect changes in interest rates to have a material effect on income or cash flows in 2006.
We place our cash and cash equivalents, or a part of it, with high credit quality financial institutions with at least a single “A” rating, mainly on a short-term basis; as such we are exposed to the fluctuations of the market interest rates on our placement and our cash, which can have an impact on our accounts. We manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but do not normally require collateral or other security from the parties to the financial instruments.
We do not anticipate any material adverse effect on our financial position, result of operations or cash flows resulting from the use of our instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.
The information below summarizes our market risks associated with cash equivalents, debt obligations, and other significant financial instruments as of December 31, 2005. The information below should be read in conjunction with Note 28 to the Consolidated Financial Statements.

STATUTORY FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS	44

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	45

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004	46

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	47

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	49

COMPANY FINANCIAL STATEMENTS	109

COMPANY BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004	110

ABBREVIATED COMPANY STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	111

NOTES TO THE COMPANY FINANCIAL STATEMENTS	112

OTHER INFORMATION	122

AUDITOR’S REPORT	124

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

STMICROELECTRONICS N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

		Year ended
		December 31,	December 31,
In million of U.S. dollars except per share amounts	Note	2005	2004
Sales		8,876	8,756
Other revenues		6	4

Total revenues		8,882	8,760
Cost of sales	20	(5,882)	(5,565)

Gross profit		3,000	3,195
Selling, general and administrative	20	(1,069)	(970)
Research and development	20	(1,411)	(1,543)
Other income	18	104	147
Other expenses	18	(132)	(113)
Impairment, restructuring charges and other related closure costs	19	(98)	(85)

Operating profit		394	631
Finance income	21	53	41
Finance cost	21	(57)	(47)
Share of loss of associates	3	(3)	(4)

Profit before income taxes		387	621
Income tax expense	22	(39)	(95)

Net profit		348	526

Attributable to:
Shareholders of the Company		347	523
Minority interest		1	3

Earnings per share (Basic)	17	0.39	0.59

Earnings per share (Diluted)	17	0.39	0.56

The accompanying notes are an integral part of these consolidated financial statements.

STMICROELECTRONICS N.V. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		As at
		December 31,	December 31,
In million of U.S. dollars	Note	2005	2004
ASSETS
Non-current assets:
Property, plant and equipment	10	6,179	7,446
Goodwill	8	174	188
Other intangible assets	9	458	291
Deferred income tax assets	22	160	145
Investments in associates	3	35	6
Investments and other non-current assets	11	118	111

Total non-current assets		7,124	8,187

Current assets:
Inventories	6	1,413	1,348
Trade accounts receivable	5	1,490	1,408
Derivative financial instruments	28	3	200
Other receivables and assets	7	586	643
Cash and cash equivalents	23	2,027	1,950

Total current assets		5,519	5,549

TOTAL ASSETS		12,643	13,736

LIABILITIES AND EQUITY
Equity attributable to the shareholders of the Company	15	8,650	9,028
Minority interests		50	48

Total equity		8,700	9,076

Liabilities
Non-current liabilities:
Long-term debt	14	269	1,767
Retirement benefit obligations	13	300	303
Deferred income tax liabilities	22	83	80
Other non-current liabilities		16	15

Total non-current liabilities		668	2,165

Current liabilities:
Current portion of long-term debt	14	1,499	133
Trade accounts payable		965	1,352
Derivative financial instruments	28	31	109
Other payables, accrued liabilities and provisions	12	617	667
Current income tax liabilities		152	176
Bank overdrafts		11	58

		3,275	2,495

Total liabilities		3,943	4,660

TOTAL LIABILITIES AND EQUITY		12,643	13,736

The accompanying notes are an integral part of these consolidated financial statements.

STMICROELECTRONICS N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Equity attributable to the shareholders
		of the Company
				Treasury	Retained	Other	Minority	Total
In million of U.S. dollars, except per share amounts	Note	Ordinary Shares	Capital Surplus	Shares	Earnings	Reserves	Interests	Equity
Balance as of January 1, 2004		1,146	1,905	(348)	4,652	684	45	8,084

Unrealized loss on available-for-sale financial assets, net of tax	16					(3)		(3)
Unrealized gain on cash flow hedge, net of tax	16					59		59
Foreign currency translation difference	16					440		440

Net income recognized directly in equity						496		496

Net profit					523		3	526

Total recognized income for 2004					523	496	3	1,022

Employee share award scheme:
Value of services provided	15					54		54
Exercise of share options	15	4	19					23
Dividends, $0.12 per share	16				(107)			(107)

		4	19		(107)	54		(30)

Balance as of December 31, 2004		1,150	1,924	(348)	5,068	1,234	48	9,076

Convertible debt-Equity component	14				(54)	114		60

Adjusted balance as of January 1, 2005		1,150	1,924	(348)	5,014	1,348	48	9,136

Unrealized loss on cash flow hedge, net of tax	16					(67)		(67)
Foreign currency translation difference	16					(764)	1	(763)

Net income recognized directly in equity						(831)	1	(830)

Net profit					347		1	348

Total recognized income for 2005					347	(831)	2	(482)

Employee share award scheme:
Value of services provided	15					118		118
Exercise of stock options	15	3	32					35
Dividends, $0.12 per share	16				(107)			(107)

		3	32		(107)	118		46

Balance as of December 31, 2005		1,153	1,956	(348)	5,254	635	50	8,700

The accompanying notes are an integral part of these consolidated financial statements.

STMICROELECTRONICS N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended
		December 31,	December 31,
In million of U.S. dollars	Note	2005	2004
Cash flows from operating activities:
Cash generated from operations	24	2,091	2,405

Interest paid		(17)	(16)
Income tax paid		(90)	(84)

Net cash from operating activities		1,984	2,305

Cash flows from investing activities:
Acquisition of subsidiaries		—	(3)
Payment for purchase of tangible assets	10	(1,523)	(2,061)
Proceeds from the sale of tangible assets	10	82	10
Investment in intangible and financial assets	9, 11	(287)	(79)
Capital contributions to associates	3	(38)	(2)
Interest received		52	38

Net cash used in investing activities		(1,714)	(2,097)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	15	35	23
Proceeds from issuance of long-term debt	14	50	91
Repayment of long-term debt	14	(110)	(1,288)
Dividends paid to the Company’s shareholders	16	(107)	(107)
Other financing activities		1	—

Net cash used in financing activities		(131)	(1,281)

Effect of changes in exchange rates		(15)	12

Net cash increase (decrease)		124	(1,061)

Cash and cash equivalents at beginning of period		1,892	2,953

Cash and cash equivalents at end of period		2,016	1,892

Reconciliation of cash and cash equivalents
Cash and cash equivalents for balance sheet purposes		2,027	1,950
Bank overdrafts		(11)	(58)

Cash and cash equivalents for cash flow statement purposes		2,016	1,892

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
1 — GENERAL INFORMATION
STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its statutory domicile in Amsterdam. The Company was formed in 1987 to be the holding company for the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by Thomson-CSF, a French corporation) whereby each company contributed their respective semiconductor businesses in exchange for a 50% interest in the Company.
The Company and its subsidiaries (together “the Group”) are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Group offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Group has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.
These financial statements have been approved for issue by the Supervisory Board on March 23, 2006.
2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These consolidated financial statements, prepared for Dutch statutory purposes, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. In accordance with Article 402, Title 9, Book 2 of the Dutch Civil Code the statement of income is presented in abbreviated form for the Company’s accounts further presented in these statutory financial statements.
All balances and values in the current and prior periods are in millions of dollars, except share and per-share amounts. Under Article 35 of the Company’s Articles of Association, the financial year extends from January 1 to December 31, which is the period-end of each fiscal year.
For internal and external reporting purposes, the Group follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP is the Group’s primary accounting standard for the setting of financial and operational performance targets.
The consolidated financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets and certain financial assets and financial liabilities (including derivative instruments) at fair value. The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.22.
First-time Adoption of IFRS
Historically, the Group has prepared its consolidated financial statements under accounting principles generally accepted in the Netherlands (“Dutch GAAP”). By means of regulation 1606/2002, the European Commission has stipulated that all listed companies within the European Union member states are required to prepare their consolidated financial statements under IFRS from January 1, 2005. Hence, the Group has prepared its first annual report under IFRS as endorsed by the European Commission. As the Group publishes comparative information for one year in its annual report, the transition date to IFRS is January 1, 2004. The financial information has been prepared on the basis of all IFRS standards effective and endorsed by the European Commission as of December 31, 2005, with certain standards being early adopted by the Group where stated in these consolidated financial statements. IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), allows the Group to elect to use one or more exemptions from IFRS in its transition. The Group has elected to apply the following exemptions:
•	The Group has not retrospectively applied IFRS 3, Business Combinations, to acquisitions prior to the transition date. Consequently business combinations recognized before January 1, 2004 have not been restated;

•	The application of IFRS 2, Share-based Payment, and the related interpretations, has been limited to awards granted after November 7, 2002 and not fully vested as at January 1, 2005;

•	The Group has not restated the comparative 2004 consolidated financial statements for the impact of IAS 32, Financial Instruments: Disclosure and Presentation and IAS 39, Financial Instruments: Recognition and Measurement and the related amendments.

•	The Group has applied prospectively from the IFRS transition date the corridor approach in the accounting for actuarial gains and losses on its retirement benefit obligations. As such, the cumulative unrecognized loss related to its defined benefit plans was recognized in net equity in its opening consolidated balance sheet.
To the extent that the accounting principles previously applied under Dutch GAAP differ from the accounting principles as prescribed under IFRS, the Group has adjusted its accounting policies. The main impact of the adoption of IFRS is in the areas that are discussed below.
Reconciliation at January 1, 2004, December 31, 2004 and January 1, 2005

			January 1,	December 31,	January 1,
			2004	2004	2005
Consolidated shareholders’ equity under Dutch GAAP			8,024	8,981	8,981

Goodwill amortization, net of tax	(a	)		52	52
Restructuring charges, net of tax	(b	)	21	—	—
Share-based payment, net of tax	(c	)	2	4	4

			January 1,	December 31,	January 1,
			2004	2004	2005
Pension costs, net of tax	(d	)	(22)	(12)	(12)
Borrowing costs, net of tax	(e	)	2	3	3
Deferred tax computation	(f	)	13	—	—
Convertible debt, net of tax	(g	)	—	—	60
Consolidated shareholders’ equity under IFRS			8,040	9,028	9,088
Reconciliation of profit attributable to the shareholders of the Group for the year ended December 31, 2004

			December 31,
			2004
Consolidated net profit attributable to the shareholders of the Group under Dutch GAAP			549

Goodwill amortization, net of tax	(a	)	52
Restructuring charges, net of tax	(b	)	(21)
Share-based payment, net of tax	(c	)	(52)
Pension cost, net of tax	(d	)	7
Borrowing costs, net of tax	(e	)	1
Deferred tax computation	(f	)	(13)
Consolidated net profit attributable to the shareholders of the Group under IFRS			523
(a) Goodwill amortization
Under Dutch GAAP, goodwill recognized on business combinations is amortized over its useful life. When applying IAS 36 (revised), Impairment of Assets, goodwill is not amortized but rather is subject to an impairment test. As a result, the Group reversed the 2004 goodwill amortization recorded under Dutch GAAP amounting to $52 million.
(b) Restructuring charges — Termination benefits
The Group applies IAS 37, Provisions, Contingent Liabilities and Contingent Assets for the recognition of provision for restructuring charges, including involuntary termination benefits.
In 2003, the Group committed to a plan to restructure its 150mm front-end manufacturing operations and part of its back-end operations in order to improve cost competitiveness. Pursuant to this plan, the Group recorded under Dutch GAAP as at December 31, 2003 a provision amounting approximately to $21 million net of tax ($31 million before tax), for contractual and legal involuntary termination benefits for an estimated number of employees at two of its European subsidiaries. The plan was formally communicated to employees only in 2004. IAS 37 requires the Group to communicate the details of the restructuring plan to the affected employees prior to recording a provision. Consequently, under IAS 37, the provision was reversed in opening equity at January 1, 2004 and recorded in the consolidated statement of income in 2004.
(c) Share-based Payment
At January 1, 2004, the Group had five stock-based employee and Supervisory Board stock-option plans. Previously under Dutch GAAP, the Group applied the intrinsic-value-based method in accounting for stock-based awards to employees. No stock-based employee compensation cost was reflected in net profit, as all options under those plans were granted at an exercise price equal to the market value of the underlying ordinary shares on the date of grant. With the adoption of IFRS, the Group applies IFRS 2, Share-based Payment (“IFRS 2”) in accounting for share-based awards, which requires the measurement of the cost of share-based service awards according to the grant-date fair value of the award. The cost is recognized ratably over the period during which an employee is required to provide service in exchange for the award or the requisite service period, which usually corresponds to the vesting period.
Pursuant to IFRS 1 optional exemptions, the Group has elected to record compensation cost only for share-based awards granted after November 7, 2002 and not fully vested as at January 1, 2005. Expensing the fair value of share-based awards granted has ultimately no impact on total shareholders’ equity as the associated credit is directly to equity, although timing differences can occur between periods. The Group’s adoption of IFRS 2 at the transition date resulted in an adjustment to opening equity of $2 million for share-based compensation expense capitalized as part of inventory. The Group recorded share-based compensation cost of $54 million for the year ended December 31, 2004, of which $4 million was capitalized as part of inventory.
(d) Pension benefits
The $22 million difference at the IFRS transition date relates to the following:
a.	Historically under Dutch GAAP the Group recorded an additional minimum pension liability adjustment for the unfunded portion of the accumulated benefit obligation of its defined benefit pension plans, which is not required under IFRS. Dutch GAAP requires the portion of this additional minimum liability exceeding unrecognized prior service cost to be recorded directly to equity. Therefore, $37 million has been reversed in the IFRS opening balance sheet at the IFRS transition date corresponding to this additional minimum pension liability for a GBP-denominated defined beneft plan.

b.	The Company has elected the optional exemption on transition to IFRS and has applied the corridor approach prospectively from January 1, 2004. Consequently, a charge of $57 million net of tax was recorded as of the IFRS transition date representing the net cumulative amount of unrecognized actuarial losses.

c.	When reviewing its pension schemes, the Group has identified certain components of pension costs for which the accounting treatment was different under IAS 19, Employee Benefits and recorded a charge of $2 million in its consolidated financial statements as of January 1, 2004.
The reconciling difference was decreased by $10 million at December 31, 2004 to reach $12 million. The decrease relates to:
•	An adjustment of $3 million to reverse the additional foreign currency translation adjustment (CTA) generated by the GBP-denominated defined benefit plan for the additional minimum pension liability recorded in Dutch GAAP.

•	The measurement of and timing recognition for certain elements of some defined benefit plans, such as valuation and limitation of pension assets, recognition of prior service cost or transition amounts that have generated differences representing a positive impact of $7 million.
(e) Borrowing costs
Pursuant to the adoption of IAS 23, Borrowing Costs, the Group elected to capitalize interest cost directly attributable to the acquisition or construction of an asset on all qualifying assets. Historically, under Dutch GAAP, the Group had elected to capitalize interest cost on material assets only. Consequently, the Group capitalized $2 million interest expense, after tax, on its consolidated balance sheet as of the IFRS transition date. For the year ended December 31, 2004, the Group capitalized borrowing costs for an additional $1 million.
(f) Deferred tax computation
A positive adjustment of $13 million was recorded in the IFRS opening balance sheet corresponding to the computation in one of the local tax jurisdictions of the Group of deferred tax assets and liabilities based on the new tax rate substantively enacted in 2003, while under Dutch GAAP, only tax laws and tax rates enacted at the balance sheet date was used to measure deferred tax assets and liabilities. Since the tax rate was enacted in 2004, there is no longer a reconciling item as of December 31, 2004.
(g) Convertible debt
Under IFRS, compound financial instruments must be analyzed into debt and equity components based on the circumstances at the inception of the instruments. The fair value of the liability portion of the convertible debt was determined using a market interest rate for an equivalent non-convertible debt over the period of future probable cash flows as estimated on the date of issuance. This was determined to be a three-year timeframe corresponding to the period to the first date of redemption for cash at the option of the holder. This amount is recognized as a liability on an amortized cost basis until redeemed, extinguished on conversion or on the maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. The embedded rights of the bond holder to extend the bond beyond the probable three year period, by not exercising their redemption option, are measured at fair value through profit and loss.
Debt issuance and other transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components of the instrument in proportion to the allocation of proceeds. Only the costs allocated to the liability component of the financial instrument are amortized in “finance cost” until the first redemption option right of the holder.
In application of the first-time adoption requirements as set out in IFRS 1, the Group separated the equity and liability components of the convertible debt at the debt issuance. This resulted in a $60 million net impact to equity at January 1, 2005, which was composed of $114 million of the equity component and related issuance costs ($136 million of the equity component gross of $22 million of premiums and related issuance costs already accounted for in the previous years) and $54 million of cumulative interest expense.
Cash Flow under IFRS
In the transition to IFRS, the major impact on cash flow statement under IFRS is the capitalization of the development costs, which are now included as cash flows from investing activities as opposed to cash flows from operating activities.

2.1 — Principles of consolidation
The Group’s consolidated financial statements include the assets, liabilities, results of operations and cash flows of its majority-owned subsidiaries. The ownership of other interest holders is reflected as minority interests. Intergroup balances and transactions have been eliminated in consolidation.
(a) Subsidiaries
Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.
Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of any minority interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill (Note 2.12). If the cost of acquisition is lower than the fair value of the Company’s share in the net assets of the entity acquired, the difference is recognized directly in the income statement.
(b) Associates
Associates include all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. These investments are accounted for by the equity method of accounting and are initially recognized at cost. They are presented on the face of the consolidated balance sheet as “Investments in associates”.
The Group’s share in its associates’ profit and losses is recognized in the income statement as “Shares of loss of associates” and in the balance sheet as an adjustment against the carrying amount of the associate. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any unsecured receivable, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.
2.2 — Foreign currency
The U.S. dollar is the presentation currency for the Group and the functional currency for the Company, which is the currency of the primary economic environment in which the Company operates. The worldwide semiconductor industry uses the U.S. dollar as a currency of reference for actual pricing in the market. Furthermore, the majority of the Group’s transactions are denominated in U.S. dollars, and revenues from external sales in U.S. dollars largely exceed revenues in any other currency. However, labor costs are concentrated primarily in the countries that have adopted the Euro currency.

For consolidation purposes, assets and liabilities included in the financial statements of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates and are translated at current rates of exchange at the balance sheet date. Income and expense items and cash flow items are translated at the monthly average exchange rate of the period. The effects of translating the financial position and results of operations from local functional currencies are reported as a component of “other reserves” in the consolidated statements of changes in equity.
Assets, liabilities, revenues, expenses, gains or losses arising from foreign currency transactions are recorded in the functional currency of the recording entity at the exchange rate during the month of the transaction. At each balance sheet date, recorded balances denominated in a currency other than the recording entity’s functional currency are remeasured into the functional currency at the exchange rate prevailing at the balance sheet date. The related exchange gains and losses are recorded in the consolidated statements of income.
2.3 — Revenue Recognition
Revenue comprises the fair value of the sale of goods and services, net of value-added tax, rebates and discounts and after eliminating intercompany sales within the Group. Revenue is recognized as follows:
(a) Sales
Revenue from the sale of products is recognized upon transfer of significant risks and rewards of ownership to the customer. This usually occurs at the time of shipment. Distribution costs are recorded in “cost of sales”.
(b) Other revenues
Other revenues primarily consist of license revenue and patent royalty income, which are recognized ratably over the term of the agreements.
(c) Fundings
Fundings received by the Group are mainly from governmental agencies and income is recorded when all qualifying expenditures have been performed and the Group has obtained sufficient evidence from the relevant authorities that the credit will be granted. The Group’s primary sources for government funding are French, Italian and other European Union (“EU”) governmental entities, and Singapore agencies. Such funding is generally provided to encourage research and development activities, industrialization and local economic development. The EU has developed model contracts for research and development funding that require beneficiaries to disclose the results to third parties on reasonable terms. The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results. Certain specific contracts contain obligations to maintain a minimum level of employment and investment during a certain period of time. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. In accordance with the Group’s revenue recognition policy, funding related to these contracts is recorded when the conditions required by the contracts are met. The Group’s funding programs are classified under three general categories: funding for research and development activities, capital investment, and loans.
Funding for research and development activities is the most common form of funding that the Group receives. Public funding for such activities is recorded as “other income” in the Group’s consolidated statements of income. Public funding is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met. No major public funding is received for development projects recognized by the Group as intangible assets, which would have supposed that the Group would have recognized such funding as a reduction of the corresponding intangible assets.
The Group receives certain specific project-related research tax credits in one of its European tax jurisdictions. Such credits can be recovered through the reduction of income tax to be paid for the year. Nevertheless, the Group is entitled to receive in cash such credit even if no income tax is expected to be paid. As such the Group recognizes these credits as research and development funding, which are included in “other income” in the consolidated statements of income.
Capital investment funding is recorded as a reduction of “property, plant and equipment” and is recognized in the Group’s consolidated statements of income according to the depreciation charges of the funded assets during their useful lives. The Group also receives capital funding in Italy, which is recovered through the reduction of various government liabilities, including income taxes, value-added tax and employee-related social charges. The funding has been classified as long-term receivable and is reflected in the balance sheet at its discounted net present value. The subsequent accretion of the discount is recorded as non-operating profit in “Finance cost”.
The Group receives certain loans, mainly related to large capital investment projects, at preferential interest rates. The Group records these loans at their nominal value as debt in its consolidated balance sheets, which has also been determined to approximate its effective rate based on the term outstanding.
2.4 — Research and development
Research and development expenditures include costs incurred by the Group, the Group’s share of costs incurred by other research and development interest groups and costs associated with co-development contracts. Research and development expenses do not include marketing design center costs, which are accounted for as selling expenses and process engineering, pre-production or process transfer costs which are recorded as cost of sales. Research costs are charged to expense as incurred.
Expenditures incurred on development projects, mainly related to the design and testing of new or improved products, are recognized as intangible assets when it is probable that the project will be a success, considering its commercial and technological feasibility, and costs can be measured reliably. Development expenditures recognized as assets are amortized over their estimated useful lives, not exceeding three years (Note 2.11). Other development costs are recognized as an expense as incurred. Development costs recognized as an expense are not recognized as an asset in a subsequent period. The amortization expense recognized on capitalized development costs is recorded as cost of sales. Amortization expense on technologies and licenses purchased by the Group from third parties to facilitate the Group’s research is recorded as research and development expenses.

2.5 — Start-up costs
Start-up costs represent costs incurred in the start-up and testing of the Group’s new manufacturing facilities, before reaching the earlier of a minimum level of production or 6-months after the fabrication line’s quality qualification. No sales are associated with these costs. As such, they are not included as part of cost of sales and are presented in “other expenses” in the consolidated statements of income.
2.6 — Income taxes
Income tax expense represents the income taxes expected to be paid or the benefit expected to be received related to the current year income or loss in each individual tax jurisdiction. Income tax expense for specific tax assessments are also estimated and recorded when an additional tax payment is determined probable. Deferred tax assets and liabilities are recorded, using the liability method, for temporary differences arising between the tax and book bases of assets and liabilities and for the benefits of tax credits and operating loss carry-forwards. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. The Group does not provide deferred income taxes on temporary differences arising on investments in subsidiaries and associates because the timing of the reversal of the temporary difference is controlled by the Group, and it is probable that the temporary difference will not reverse in the foreseeable future, or if reversed, will not be subject to tax.
Certain specific research tax credits received in one of the European tax jurisdictions of the Group are recognized as research and development funding and included in “other income” in the consolidated statements of income since the Group is entitled to receive in cash such credit even if no income tax is expected to be paid for the year in which the research tax credit must be recognized.
2.7 — Earnings per share
Basic earnings per share are computed by dividing net profit by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed using the treasury stock method by dividing net profit (adding-back interest expense, net of tax effects, related to convertible debt if determined to be dilutive) by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. The weighted average shares used to compute diluted earnings per share include the incremental shares of ordinary shares relating to stock options granted, nonvested shares and convertible debt to the extent such incremental shares are dilutive. Nonvested shares with performance or market conditions are included in the computation of diluted earnings per share if their conditions have been satisfied at the balance sheet date and if the awards are dilutive.

2.8 — Cash and cash equivalents
Cash and cash equivalents represents cash on hand, deposits at call with banks, highly liquid investments with insignificant interest rate risk purchased with an original maturity of ninety days or less. For cash flow presentation purposes, cash and cash equivalents includes bank overdrafts. Bank overdrafts are shown as part of current liabilities on the consolidated balance sheets.
2.9 — Trade accounts receivable
The accounts receivable are initially recognized at fair value, and subsequently measured at amortized cost using the effective interest method, net of allowances for doubtful accounts. The Group maintains an allowance for doubtful accounts for estimated losses resulting from its customers’ inability to make required payments. The amount of provision is the difference between the asset’s carrying amount and the present value of the estimated present cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement as “selling, general and administrative expenses”.
2.10 — Inventories
Inventories are stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Group’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.
Additionally, the Group evaluates its product inventory to identify obsolete or slow-selling stock. The Group also identifies any excess uncommitted inventory based on the previous quarter sales, orders’ backlog and production plans. Inventory associated with obsolete or uncommitted inventory is expensed to cost of sales.
2.11 — Intangible assets subject to amortization
Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, purchased software, internally developed software which is capitalized and costs incurred on other development projects that meet all capitalization criteria as defined in IAS 38 (revised), Intangible Assets. Intangible assets subject to amortization are reflected net of any impairment losses. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value and value in use. The fair value which would normally be estimated based on independent market appraisals has not been used by the Group as market appraisals have not been feasible for the Group’s intangible assets. The value in use corresponds to the sum of discounted future cash flows to be derived from the particular asset or to the cash-regenerating unit to which it relates.

Amortization is computed using the straight-line method over the following estimated useful lives:

Technologies & licenses	3-7 years
Purchased software	3-4 years
Internally developed software	4 years
Capitalized development costs	3 years

The Group evaluates the remaining useful life of an intangible asset at each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.
The capitalization of costs for internally generated software developed for the Group’s internal use begins when preliminary project stage is completed and when the Group, implicitly or explicitly, authorizes and commits to funding a computer software project. It must be probable that the project will be completed and will be used to perform the function intended.
Expenditures incurred on development projects, mainly related to the design and testing of new or improved products, are recognised as intangible assets net of any material government funding directly attributable to the specific projects when the Group can demonstrate all of the following: (i) the technical feasibility of completing the item under development so that it will be available for use or sale; (ii) its intention to complete the item under development and to use it or sell it; (iii) its ability to use or sell the intangible asset under construction; (iv) how the item under development will generate probable future economic benefits; (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the item under development; and (vi) its ability to measure reliably the expenditure attributable to the project during its development. Development costs that have been capitalized are amortized on a straight-line basis over the period of their expected benefits, not exceeding three years. Development costs incurred before the Group can demonstrate the compliance with the capitalization criteria described above and after the commencement of the generation of benefits through the use or production of the developed item are not capitalized and are recognized in the consolidated statements of income as research and development expenses.
The Group’s consolidated balance sheets as of January 1, 2004 and December 31, 2004 do not include any capitalized development costs due to the fact that the Group’s administrative systems were not implemented in such a manner that all criteria for capitalization as described above could be met. During the second half of 2004 the Group made changes to its administrative systems in order to capture and accumulate costs and to identify pre and post technological feasibility for individual development projects. This information was not captured or accumulated previously and proved impossible to generate subsequently for periods prior to the implementation of these systems. As a result the Group was able to meet all IFRS criteria for capitalizing certain development expenditures only as from January 1, 2005.
2.12 — Goodwill
Goodwill recognized in business combinations is not amortized but rather is subject to an impairment test to be performed on an annual basis or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. These CGUs, which represent a component of an operating segment for which discrete financial information is available and is subject to regular review by segment management are further described in detail in Note 8. This impairment test determines whether the recoverable amount of each cash-generating unit, which is the higher of its assets’ net selling price and its value in use, is lower than its total carrying amount. If lower, an impairment loss is recognized for the excess of the carrying amount over the recoverable amount. If the impairment loss exceeds the book value of goodwill, allocation is made on a pro rata basis. In determining the value in use of a cash-generating unit, the Group usually estimates the expected discounted future cash flows associated with the unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows, including: the applicable industry’s sales volume forecast and selling price evolution, the cash-generating unit’s market penetration, the market acceptance of certain new technologies, relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.
2.13 — Property, plant and equipment
Property, plant and equipment are stated at historical cost, net of government fundings, depreciation and any impairment losses. Major additions and improvements are capitalized, minor replacements and repairs are charged to the consolidated statement of income.
Land is not depreciated. Depreciation on fixed assets is computed using the straight-line method over the following estimated useful lives:

Buildings	33 years
Facilities & leasehold improvements	5-10 years
Machinery and equipment	3-6 years
Computer and R&D equipment	3-6 years
Other	2-5 years

The Group evaluates each period whether there is reason to suspect that tangible assets or groups of assets might not be recoverable. Several impairment indicators exist for making this assessment, such as: significant changes in the technological, market, economic or legal environment in which the Group operates or in the market to which the asset is dedicated, or available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). An impairment loss is recognized in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. The fair value is normally estimated by the Group based on independent market appraisals. The value in use corresponds to the sum of discounted future cash flows to be derived from the particular asset, using market assumptions such as the utilization of the Group’s fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. The Group also evaluates, and adjusts if appropriate, the assets’ useful lives, at each balance sheet date or when impairment indicators exist. Assets classified as held for sale are reflected at the lower of their carrying amount or fair value less selling costs and are not depreciated during the selling period. Costs to sell include incremental direct costs to transact the sale that would not have been incurred except for the decision to sell.
When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Group’s books and the net gain or loss is included in “other income” in the consolidated statements of income.
Leasing agreements in which a significant portion of the risks and rewards of ownership are retained by the Group are classified as capital leases. These leases are included in “property, plant and equipment” and depreciated over the shorter of the estimated useful life or the lease term. Leasing agreements classified as operating leases are arrangements in which the lessor retains a significant portion of the risks and rewards of ownership of the leased asset. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.
Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.
2.14 — Financial Assets
The Group classifies its financial assets in the following categories: financial assets at fair value through profit and loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.
(a) Financial assets at fair value through profit and loss
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current assets when they are expected to be realized within twelve months of the balance sheet date.
(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than twelve months after the balance sheet date, which are classified as non-current assets. Loans and receivables with maturities lower than twelve months are included in “trade accounts receivable” and “other receivables and assets” in the consolidated balance sheets. Their carrying amounts are assumed to approximate their fair value. Loans and receivables are carried at amortized cost using the effective interest method.
(c) Available-for-sale financial assets
For those marketable securities with a readily determinable fair value and that are classified as available-for-sale, the securities are reported at fair value with changes in fair value recognized as a separate component of “other reserves” in the consolidated statements of changes in equity. Impairment losses are recorded in net profit based on the Group’s assessment of any significant, sustained reductions in the investment’s market value, and of the market indicators affecting the securities. Gains and losses on securities sold are determined based on the specific identification method and are recorded as “other income” or “other expenses” in the consolidated statement of income.
Purchases and sales of investments are recognized on trade date, which is the date on which the Group commits to purchase or sell the asset. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.
2.15 — Derivative Instruments
(a) Foreign Currency Forward Contracts Not Designated as a Hedge
The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates. The Group enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. In addition forward contracts are also used by the Company to reduce its exposure to U.S. dollar fluctuations in euro-denominated forecasted intercompany transactions that cover a large part of research and development expenditures and certain corporate expenses incurred on the Company’s behalf by subsidiaries. These intercompany transactions are not closely limited to ultimate transactions with third parties. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “other income” or “other expenses” in the consolidated statements of income.
(b) Cash Flow Hedges
To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company also hedged in 2005 and 2004 a portion of its euro-denominated forecasted intercompany purchases of products whose underlying front-end manufacturing production costs of semi-finished goods are incurred in euros. The foreign currency forward contracts used to hedge exposures are reflected at their fair value in the consolidated balance sheet and meet the criteria for designation as cash flow hedges. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction, close link to ultimate sales to third parties and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction. Foreign currency forward contracts used as hedges are effective at reducing the euro/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract. For these derivatives, the gain or loss from the effective portion of the hedge is reported as a component of “other reserves” in the consolidated statements of changes in equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same income statement line item as the impact of the hedged transaction. The gain or loss is recognized immediately in “other income” and “other expenses” in the consolidated statements of income when a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified.

2.16 — Employee benefits
(a) Pension obligations
The Group sponsors various pension schemes for its employees. These schemes conform to local regulations and practices of the countries in which the Group operates. They are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. Such plans include both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.
The liability recognized in the consolidated balance sheet in respect of defined pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains and losses and past service costs. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives. Past-service costs are recognized immediately in income, unless the changes to the pension scheme are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.
For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.
(b) Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as an offer made to encourage voluntary redundancy. Benefits falling due more than twelve months after the balance sheet date are discounted to present value. In the case of an offer made to encourage voluntary redundancy, the Group bases the measurement of termination benefits on the number of employees expected to accept the offer.
(c) Profit-sharing and bonus plans
The Group recognizes a liability and an expense for bonuses and profit-sharing plans when it is contractually obliged or where there is a past practice that has created a constructive obligation.
(d) Share-based compensation
The Group applies IFRS 2, Share-based Payment, in accounting for share-based awards to employees. The application of IFRS 2 to past grants under the first-time adoption requirements set out in IFRS 1 has been limited to equity instruments granted after November 7, 2002 and not fully vested on January 1, 2005. The fair value of the employee services received in exchange for the grant of share-based awards is recognized as an expense and as a corresponding increase in shareholders’ equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the awards granted. Any applicable employee social charges are also expensed ratably over the same period as the share-based compensation expense.
Share Options
At December 31, 2005, the Group had five employee and Supervisory Board share-option plans, which are described in detail in Note 15. In 2005, the Group redefined its equity-based compensation strategy by no longer granting options but rather issuing non-vested shares. In July 2005, the Group amended its latest Share Option Plans for employees, Supervisory Board and Professionals of the Supervisory Board accordingly. As part of this revised share compensation policy, the Group decided in July 2005 to accelerate the vesting period of all outstanding unvested share options, following authorization from the Group’s shareholders at the annual general meeting held on March 18, 2005. As a result, underwater options equivalent to approximately 32 million shares became exercisable immediately in July 2005. The fair value of the share options granted was measured using a Black—Scholes pricing model. The number of awards used to measured compensation expense was based on the best estimate of the number of share options expected to vest. Total compensation expense was recognized ratably through graded vesting. At acceleration of the vesting of all unvested share options, the corresponding compensation charge was recognized immediately in the consolidated statement of income for the year ended December 31, 2005 for the amount that otherwise would have been recognized for services received over the remainder of the vesting period.
Nonvested Shares
On October 25, 2005, the Group granted nonvested shares to senior executives, selected employees and members of the Supervisory Board to be issued upon vesting from treasury shares. The shares were granted for free to employees and at their nominal value for the members of the Supervisory Board. The awards granted to employees will contingently vest upon achieving market or performance conditions and progressively upon completion of a three-year service period. Shares granted to the Supervisory Board vest unconditionally along the same vesting period as employees. Since nonvested shares granted to Supervisory Board members are not forfeited, even if the service period is not completed, their associated compensation cost has been recorded immediately at grant. The Group records compensation expense for the nonvested shares based on the fair value of the awards at grant date. The fair value of the nonvested shares affected by a market condition reflects a discount, using a Monte Carlo path-dependent pricing model, to measure the probability of achieving the market condition. Nonvested shares are further explained in Note 15.
2.17 — Financial Debt
(a) Compound Financial Instruments
Compound financial instruments are separated into debt and equity components based on the circumstances at the inception of the instruments. In application of the first-time adoption requirements as set out in IFRS 1 in relation to convertible debt accounting, the Group identified separately the two elements of equity and liability only for the convertible debt outstanding as at January 1, 2005, which corresponds to zero-coupon convertible bonds issued in August 2003. The fair value of the liability portion of the convertible debt was determined using a market interest rate for an equivalent non-convertible debt over the period of future probable cash flows as estimated on the date of issuance. This was determined to be a three-year timeframe corresponding to the period to the first date of redemption for cash at the option of the holder. This amount is recognized as a liability on an amortized cost basis until redeemed, extinguished on conversion or on the maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. The embedded rights of the bond holder to extend the bond beyond the probable three year period, by not exercising their redemption option, are measured at fair value through profit and loss.
Debt issuance and other transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components of the instrument in proportion to the allocation of proceeds. The costs allocated to the liability component of the financial instrument are amortized in “finance cost” until the first redemption right of the holder.
(b) Bank loans
Bank loans are recognized initially at fair value, net of transaction costs incurred. They are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period of the borrowings using the effective interest method.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.
2.18 — Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
Where any subsidiary purchases the Group’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs, (net of income taxes), is deducted from equity attributable to the Group’s shareholders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received net of directly attributable incremental transaction costs and the related income tax effect is included in equity attributable to the Group’s shareholders.

2.19 — Other reserves
Other reserves correspond to changes in equity of a business during a period except those resulting from investment by shareholders and distributions to shareholders. In the accompanying consolidated financial statements, “other reserves” consists of fair value of services provided under share award schemes, unrealized gains or losses on marketable securities classified as available-for-sale and the unrealized gain (loss) on derivative instruments designated as cash flow hedge, all net of tax as well as foreign currency translation adjustments.
2.20 — Provisions
Provisions for restructuring costs, and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.
Where there are a number of similar obligations, the likelihood that an outflow will be required in settlements is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of the outflow with respect to any one item included in the same class of obligations may be small.
Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as finance cost.
2.21 — Segment reporting
A business segment is a group of assets and operations engaged in providing products that are subject to risk and returns that are different from those of other business segments. A geographical segment is engaged in providing products within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.
2.22 — Summary of critical accounting estimates and judgments
The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under circumstances. Estimates and assumptions that have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities within the next financial year are described below.
(a) Provision for sales returns and sales deductions
Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of the Group’s products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within the control of the Group. The Group accrues a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant move in the current market price. The short outstanding inventory time period, visibility into the standard inventory product pricing (as opposed to certain customized products) and long distributor pricing history have enabled the Group to reliably estimate price protection provisions at period-end. The Group records the accrued amounts as a deduction of revenue at the time of the sale.
The Group’s customers occasionally return the Group’s products for technical reasons. The Group’s standard terms and conditions of sale provide that if the Group determines that products are non-conforming, the Group will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are always associated with end-user customers, not with distribution channels. The Group provides for such returns when they are considered as probable and can be reasonably estimated. The Group records the accrued amounts as a reduction of revenue.
The Group’s insurance policy relating to product liability only covers physical damage and other direct damages caused by defective products. The Group does not carry insurance against immaterial non consequential damages. The Group records a provision for warranty costs as a charge against cost of sales, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to the Group’s determination that the Group is at fault for damages, and such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. The Group’s contractual terms and conditions limit its liability to the sales value of the products which gives rise to the claims.
(b) Trade receivables
The Group maintains an allowance for doubtful accounts for estimated losses resulting from its customers’ inability to make required payments. The Group bases its estimates on historical collection trends. Furthermore, the Group is required to evaluate its customers’ credit ratings from time to time and take an additional provision for any specific account that it estimates as doubtful. Although the Group has determined that its most significant customers are creditworthy, if the financial condition of these customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.
(c) Income taxes
The Group is required to assess the likelihood of recovery of deferred tax assets. As of December 31, 2005, the Group believes that all of the deferred tax assets as recorded on the consolidated balance sheet, would ultimately be recovered. However, should there be a change in the Group’s ability to recover deferred tax assets or in the tax rates applicable in the various jurisdictions, this could have an impact on the Group’s future tax provision in the periods in which these changes could occur.

In addition, the calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Group recognizes liabilities for anticipated tax audit issues based on estimates that probable additional taxes will be due. The Group reverses the liability and recognizes a tax benefit during the period if it ultimately determines that the liability is no longer necessary. An additional charge is recorded in income tax expense in the period in which the Group determines that the recorded tax liability is less than the Group expects the ultimate assessment to be.
(d) Inventory
The valuation of inventory requires the Group to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. Inventory is reduced to the expected realizable value for any excess uncommitted inventories based on the previous quarter sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, the Group could be required to record additional inventory adjustments, which would have a negative impact on the gross margin.
(e) Impairment of long-lived assets
Long-lived assets are tested or reviewed for impairment in accordance with accounting policies stated in Notes 2.11, 2.12 and 2.13. Considerable management judgments are necessary to identify impairment indicators and to estimate future sales and expenses, which underlie the discounted future cash flow projections. Factors such as changes in the planned use of property, plant and equipment, the closure of fab, lower than anticipated sales for products which capitalize rights, the change in the use or in the market acceptance of certain new technologies, could result in shortened useful lives or impairment charges to be recognized in the period in which such determination is made.
(f) Pension obligations
The Group sponsors various pension schemes for its employees. The expense incurred under the defined benefit retirement plans is based upon statistical and actuarial calculations, and is impacted by assumptions on discount rates used to reach the present value of future pension liabilities, expected return that will be made on existing pension assets, future salary increases as well as future pension increases and statistical-based assumptions covering future withdrawals of participants from the plan and estimates of life expectancy. The actuarial assumptions used may differ materially from actual results due to changes in market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants and significantly impact the amount of pension costs and pension liabilities to be recognized in the period in which such determination is made.
(g) Restructuring charges
The Group has undertaken, and may continue to undertake, significant restructuring initiatives, which have required, or may require in the future, to develop formalized plans for exiting activities or to dispose of certain activities. The Group recognizes the fair value of a liability for costs associated with an exit or disposal activity when a probable liability exists and it can be reasonably estimated. Given the significance and the timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. As the Group operates in a highly cyclical industry, it continues to evaluate business conditions. If broader or new initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, the Group may be required to incur additional charges as well as to change estimates of amounts previously recorded in the period in which such determination is made.
2.23 — Recent accounting pronouncements
On December 2, 2004 the International Financial Reporting Interpretations Committee (“IFRIC”) released IFRIC Interpretation No. 4, Determining whether an Arrangement contains a Lease (“IFRIC 4”). This interpretation gives guidance on determining whether arrangements that do not take the legal form of a lease should nonetheless be accounted for in accordance with International Accounting Standard No. 17, Leases (“IAS 17”). It specifies that an arrangement contains a lease if it depends on the use of a specific asset and conveys a right to control the use of that asset. The Interpretation is effective for annual periods beginning on or after January 1, 2006, with early application permitted. The Group expects to adopt IFRIC 4 in 2006 and is currently assessing the impact of arrangements within the scope of IFRIC 4 on its future financial position and results of operations.
On December 16, 2004 the IASB issued Amendment to IAS 19, Employee Benefits — Actuarial Gains and Losses, Group Plans and Disclosures. This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. As the Group does not intend to change accounting policies adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the consolidated financial statements. The Group will apply this amendment for annual periods beginning January 1, 2006.
On August 18, 2005 the IASB issued International Financial Reporting Standard No. 7, Financial Instruments: Disclosures (“IFRS 7”), with the main objective of revising and enhancing the disclosures in International Accounting Standard No. 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions (“IAS 30”) and International Accounting Standard No. 32, Financial Instruments: Disclosure and Presentation (“IAS 32”). IFRS 7 requires disclosure of the significance of financial instruments for an entity’s financial position and performance, which incorporate many of the requirements previously in IAS 32. IFRS 7 also requires qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The Standard is effective for annual periods beginning on or after January 1, 2007, with early adoption permitted. The Group will adopt IFRS 7 in 2007 and is currently evaluating the effect of IFRS 7 on its disclosures concerning financial instruments.
In 2005 the IASB issued the following amendments to IAS 39, Financial Instruments: Recognition and Measurement:
—	IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions, effective from January 1, 2006, which the Group early adopted in 2005. The amendment allows the foreign currency risk of highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit and loss. This amendment is relevant to the Group’s operations, as the Group uses forward contracts to reduce its exposure to U.S.

dollar fluctuations in euro-denominated forecasted intercompany transactions that cover a large part of research and development expenditures and certain corporate expenses incurred on behalf of the Company by subsidiaries. These intercompany transactions are not closely limited to ultimate transactions with third parties and these instruments do not qualify as hedging instruments. The Company also hedged in 2005 and 2004 a portion of its euro-denominated forecasted intercompany purchases of products whose underlying front-end manufacturing production costs of semi-finished goods are incurred in euros. The foreign currency forward contracts used to hedge exposures meet the criteria for designation as cash flow hedges.

—	IAS 39 (Amendment), The fair Value Option, effective from January 1, 2006. This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Group believes that this amendment should not have a significant impact on the classification of financial instruments, as the Group should be able to comply with the amended criteria for the designation of financial instruments at fair value through profit and loss. The Group will apply this amendment from annual periods beginning January 1, 2006.

—	IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts, effective from January 1, 2006. This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value and subsequently measured at the higher of; (a) the unamortized balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. Management considered this amendment to IAS 39 and concluded that it is not relevant to the Group.
3 — INVESTMENTS IN ASSOCIATES

		December 31,	December 31,
		2005	2004
Beginning of the year		6	—
New investments:
	SuperH Inc.	—	2
	UPEK, Inc.	—	8
	Hynix ST Investment	38	—

Sale of investments:
	UPEK, Inc.	(6)
Share of loss of associates		(3)	(4)

End of the year		35	6

The Group’s interests in its principal associates, all of which are unlisted, are detailed as follows:

December 31, 2005
	Country of					%
Name	incorporation	Assets	Liabilities	Revenues	Profit/(loss)	interest held
Hynix ST Investment	China	117	14	—	(10)	33%

December 31, 2004
	Country of					%
Name	incorporation	Assets	Liabilities	Revenues	Profit/(loss)	interest held
SuperH Inc.	United States of America	7	10	7	(11)	44%
UPEK, Inc.	United States of America	23	7	8	(6)	33%
SuperH Inc.
In 2001, the Group and Renesas Technology Corp. (previously known as Hitachi, Ltd.) formed a company to develop and license RISC microprocessors. The investment, SuperH Inc., was initially capitalized with the Group’s contribution of $15 million of cash plus internally developed technologies with an agreed intrinsic value of $14 million for a 44% interest. Renesas Technology Corp. contributed $37 million of cash for a 56% interest. The Group accounted for its share in SuperH, Inc. under the equity method based on the actual results of the company. During 2002 and 2003, the Group made additional capital contributions on which accumulated losses have exceeded the Group’s total investment, which is shown at a zero carrying value in the consolidated balance sheet as of December 31, 2004.
In 2004, the shareholders agreed to restructure the company by transferring the intellectual properties to each shareholder and continuing any further development individually. Based upon estimates of forecasted cash requirements of the investment, the Group paid an additional $2 million, which is reflected in the 2004 consolidated statement of income as “Share of loss of associates”. In 2005, SuperH Inc. was liquidated with no further losses incurred by the Group.
UPEK, Inc.
In 2004, the Group and Sofinnova Capital IV FCPR formed a new company, UPEK, Inc., as a venture capital-funded spin-off of the Group’s TouchChip business. UPEK, Inc. was initially capitalized with the Group’s transfer of the business, personnel and technology assets related to the fingerprint biometrics business, formerly known as the TouchChip Business Unit, for a 48% interest. Sofinnova Capital IV FCPR contributed $11 million of cash for a 52% interest. During the first quarter of 2005, an additional $9 million was contributed by Sofinnova Capital IV FCPR, reducing the Group’s ownership to 33%. The Group accounted for its share in UPEK, Inc. under the equity method and in 2004 recorded losses of approximately $2 million, which were reflected in the 2004 consolidated statement of income as “Share of loss of associates”.
On June 30, 2005, the Group sold its interest in UPEK Inc. for $13 million and recorded a gain amounting to $6 million in “Other income” of its consolidated statement of income.

Additionally, on June 30, 2005, the Group was granted warrants for 2,000,000 shares of UPEK, Inc. at an exercise price of $0.01 per share. The warrants are not limited in time but can only be exercised in the event of a change of control or an Initial Public Offering of UPEK, Inc. above a predetermined value.
Hynix ST Investment
Pursuant to the agreement signed in 2004 by the Group with Hynix Semiconductor Inc. to build a $2 billion front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China, the Group made capital contributions to the associate totaling $38 million in 2005. Under the agreement, Hynix Semiconductor Inc. will contribute $500 million for a 67% equity interest and the Group will contribute $250 million for a 33% equity interest (Note 25). In addition, the Group committed to grant $250 million in long-term financing to the new company guaranteed by the subordinated collateral of the company’s assets. As of December 31, 2005 the Group has not provided any debt financing to the company under this commitment. The Group’s current maximum exposure to loss as a result of its involvement with the investment is limited to its equity investment and eventual debt commitments.
The Group accounts for its share in the Hynix ST investment under the equity method based on the actual results of the company and recorded losses totaling $4 million in 2005 as “Share of loss of associates”.
4 — AVAILABLE-FOR-SALE MARKETABLE SECURITIES
In 2003 the Group has classified certain marketable securities as available-for-sale, which related to equity securities held as strategic investments in various companies. During 2004, all available-for-sale securities were sold. For fiscal years 2005 and 2004, gross realized gains associated with the sale of the marketable securities were $0 million, and $5 million respectively.
5 — TRADE ACCOUNTS RECEIVABLE
Trade accounts receivable consisted of the following:

	December 31,	December 31,
	2005	2004
Trade accounts receivable	1,517	1,429
Provision for impairment	(27)	(21)

Total	1,490	1,408
Impairment losses recognized in 2005 and 2004 were $7 million and $5 million, respectively. In 2005 and 2004, one customer, the Nokia group of companies, represented 22.4% and 17.1% of consolidated total revenues, respectively. Doubtful account expense is reported as selling, general and administrative expenses in the consolidated statements of income.
6 — INVENTORIES
Inventories consisted of the following:

	December 31,	December 31,
	2005	2004
Raw materials	60	70
Work-in-process	881	877
Finished products	472	401

Total	1,413	1,348
The variation of inventories included in cost of sales amounted to a positive impact of $170 million and $146 million, for the years ended December 31, 2005 and 2004 respectively.
7 — OTHER RECEIVABLES AND ASSETS
Other receivables and assets consisted of the following:

	December 31,	December 31,
	2005	2004
Receivables from government agencies	226	270
Taxes and other government receivables	189	143
Advances to suppliers	2	3
Advances to employees	10	16
Prepaid expenses	48	88
Sundry debtors within cooperation agreements	67	85
Other	44	38
Total	586	643
The carrying amounts are assumed to approximate fair value. Receivables from government agencies relate to research and development contracts, research tax credits, industrialization contracts and capital investment projects.
8 — GOODWILL
Changes in the carrying amount of goodwill are presented in the following segment-level summary of goodwill allocation:

	Application Specific Products	Memory Products	Other	Total
December 31, 2003	126	61	4	191
TouchChip sale	—	—	(3)	(3)
Foreign currency translation	(3)	3	—	—
December 31, 2004	123	64	1	188
“CPE” goodwill impairment	(10)	—	—	(10)
Foreign currency translation	—	(3)	(1)	(4)
December 31, 2005	113	61	—	174
Goodwill is allocated to the Group’s cash-generating units (“CGUs”). The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period.
The key-assumptions used for value-in-use calculations are based on a five-year plan of each CGU tested including revenues growth higher than Group’s average by approximately 12% resulting from the forecasted faster growth for these businesses and their incoming new products, and a gross margin within a range of 27% and 53%. A 12% discount rate has been applied to the cash flow projections.
These assumptions have been used for the analysis of each CGU within the product segments. Management determined budgeted gross margin based on past performance and its expectations for the market development. The average yearly growth rates used are consistent with the forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant CGUs.
In 2005, the Group decided to reduce its Access technology products for Customer Premises Equipment (“CPE”) modem products. The Group reports CPE business as part of the Access CGU, included in the Application Specific Products Group (“ASG”) segment. Following the decision to discontinue a portion of this CGU, the Group, in compliance with IAS 36, Impairment of Assets, re-measured using market comparables goodwill associated with the business to be discontinued on the basis of the relative values of the business to be discontinued and the portion of the CGU retained. The reassessment resulted in a $10 million goodwill impairment in 2005.
9 — INTANGIBLE ASSETS
Intangible assets consisted of the following:

		Accumulated
		Amortization and
December 31, 2005	Gross Cost	Impairments	Net Cost

Purchased technologies & licenses	309	(199)	110
Purchased software	162	(114)	48
Internally developed software	114	(48)	66
Capitalized development costs	238	(4)	234
Total	823	(365)	458

		Accumulated
		Amortization and
December 31, 2004	Gross Cost	Impairments	Net Cost

Purchased technologies & licenses	409	(233)	176
Purchased software	148	(100)	48
Internally developed software	104	(37)	67
Total	661	(370)	291
Changes in the net carrying amount of intangible assets are detailed as follows:

	Purchased		Internally	Capitalized
	technologies &	Purchased	developed	development
	licenses	software	software	costs	Total
December 31, 2003	222	47	56	—	325
Additions	31	4	44	—	79
Disposals	2	3	(5)	—	—
Transfers	—	13	(13)	—	—
Amortization expense	(76)	(21)	(15)	—	(112)
Impairment charges	(5)	—	—	—	(5)
Foreign currency translation	2	2	—	—	4
December 31, 2004	176	48	67	—	291
Additions	18	15	29	238	300
Disposals	(2)	1	(3)	—	(4)
Transfers	—	12	(12)	—	—
Amortization expense	(59)	(25)	(14)	(4)	(102)
Impairment charges	(22)	—	—	—	(22)
Foreign currency translation	(1)	(3)	(1)	—	(5)
December 31, 2005	110	48	66	234	458
The Group applies IAS 38, Intangible Assets, in accounting for development expenditures. During the second half of 2004 the Group made changes to its administrative systems in order to provide sufficient information to comply with IFRS capitalization criteria starting from January 1, 2005. Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available.
The aggregate amortization expense in 2005 and 2004 was $102 million and $112 million, respectively. The 2005 amortization expense included $10 million in costs of sales, $61 million in research and development and $31 million in selling general and administrative. The 2004 amortization expense included $6 million in costs of sales, $77 million in research and development and $29 million in selling general and administrative.
10 — PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consisted of the following:

	Gross	Accumulated	Net
December 31, 2005	Cost	Depreciation	Cost

Land	84	—	84
Buildings	1,071	(267)	804
Buildings under capital lease	55	(29)	26
Facilities and leasehold improvements	2,715	(1,294)	1,421
Machinery and equipment	12,473	(9,063)	3,410
Computer and R&D equipment	492	(381)	111
Other tangible fixed assets	131	(103)	28
Construction in progress	295	—	295
Total	17,316	(11,137)	6,179

	Gross	Accumulated	Net
December 31, 2004	Cost	Depreciation	Cost

Land	93	—	93
Buildings	1,021	(250)	771
Building under capital lease	66	(31)	35

	Gross	Accumulated	Net
December 31, 2004	Cost	Depreciation	Cost
Facilities and leasehold improvements	2,763	(1,187)	1,576
Machinery and equipment	12,898	(8,581)	4,317
Computer and R&D equipment	516	(382)	134
Other tangible fixed assets	125	(108)	17
Construction in progress	503	—	503
Total	17,985	(10,539)	7,446
Changes in the net carrying amount of tangible assets are detailed as follows:

			Buildings	Facilities and	Machinery	Computer
			under capital	leasehold	and	and R&D	Other tangible	Construction
	Lands	Buildings	lease	improvements	equipment	equipment	fixed assets	in progress	Total
December 31, 2003	84	744	37	1,476	3,860	119	29	274	6,623
Additions	2	—	—	80	1,565	52	42	463	2,204
Disposals	—	(2)	—	(1)	(10)	(1)	(40)	(4)	(58)
Transfers	2	23	—	152	78	5	—	(260)	—
Other			(5)						(5)
Depreciation expense	—	(33)	—	(229)	(1,401)	(49)	(13)	—	(1,725)
Foreign currency translation	5	39	3	98	225	8	(1)	30	407
December 31, 2004	93	771	35	1,576	4,317	134	17	503	7,446
Additions	—	—	—	65	822	43	95	394	1,419
Disposals	(2)	(22)	—	(4)	(105)	(1)	(78)	(2)	(214)
Transfers	1	174	—	190	190	2	5	(562)	—
Other	—	—	(6)	—	—	—	—	—	(6)
Depreciation expense	—	(35)	—	(252)	(1,494)	(54)	(11)	—	(1,846)
Foreign currency translation	(8)	(84)	(3)	(154)	(320)	(13)	—	(38)	(620)
December 31, 2005	84	804	26	1,421	3,410	111	28	295	6,179
The depreciation charge in 2005 and 2004 was $1,846 million and $1,725 million respectively. The 2005 depreciation charge included $1,656 million in costs of sales, $156 million in research and development and $34 million in selling general and administrative. The 2004 depreciation charge included $1,544 million in costs of sales, $152 million in research and development and $29 million in selling general and administrative.
Capital investment funding has totalled $38 million and $46 million in the years ended December 31, 2005 and 2004, respectively. Public funding reduced the depreciation charge by $66 million and $74 million in 2005 and 2004, respectively.
11 — INVESTMENTS AND OTHER NON-CURRENT ASSETS
Investments and other non-current assets consisted of the following:

	December 31,	December 31,
	2005	2004
Investments	36	34
Long-term receivables related to funding	33	33
Deposits and other long-term receivables	49	44

Total	118	111

Long term receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method. The effective interest rates on non-current receivables were as follows:

	December 31,	December 31,
	2005	2004
Long-term receivables related to funding	1.26%	2.24%
12 — OTHER PAYABLES, ACCRUED LIABILITIES AND PROVISIONS
Other payables, accrued liabilities and provisions consisted of the following:

	December 31,	December 31,
	2005	2004
Taxes other than income taxes	77	68
Salaries and wages	248	261
Social charges	113	120
Advances received on government fundings	24	25
Provision for restructuring (note 19)	41	37
Provision for legal claims	—	10
Termination and defined contribution plan benefits	21	11
Other accrued liabilities	93	135

Total	617	667
Other accrued liabilities are composed of individually not material amounts at December 31, 2005 and 2004. The provision for legal claims for the year ended December 31, 2004 was paid during the year. (Note 27)
13 — RETIREMENT PLANS
The Group has a number of defined benefit pension plans covering employees in various countries. The plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. The Group uses a December 31 measurement date for all its plans. Eligibility is generally determined in accordance with local statutory requirements. The amounts recognized in the balance sheet are determined as follows:

	December 31,	December 31,
	2005	2004
Present value of funded obligations	10	35
Fair value of plan assets	10	35

Present value of unfunded obligations	(316)	(295)
Unrecognized actuarial loss	16	(8)

Total pension liabilities	(300)	(303)
The movement in the liability recognized in the consolidated balance sheet is as follows:

	2005	2004
Beginning of the year	303	266
Exchange differences	(23)	27

	2005	2004
Total expense charged in the income statement	50	52
Contributions paid	(30)	(42)

End of year	300	303
The actual return on plan assets was $21 million in 2005 and $9 million in 2004.
The weighted average assumptions used in the determination of the benefit obligations were as follows:

Assumptions	2005	2004

Discount rate	4.71%	5.02%
Future salary increases	3.14%	3.34%
The amounts recognized in the income statement are as follows:

	Year ended	Year ended
	December 31, 2005	December 31, 2004
Current service cost	40	46
Interest cost	21	17
Expected return on plan assets	(11)	(11)

Total pension costs	50	52
The weighted average assumptions used in the determination of pension costs were as follows:

Assumptions	2005	2004

Discount rate	4.34%	4.71%
Expected long-term rate of return on funds for the pension expense of the year	6.34%	6.44%
Future salary increases	3.34%	3.14%
The discount rate was determined by comparison against long-term corporate bond rates applicable to the respective country of each plan. In developing the expected long-term rate of return on assets, the Group modelled the expected long-term rates of return for broad categories of investments held by the plan against a number of various potential economic scenarios.
14 — LONG-TERM DEBT
Long-term debt consisted of the following:

	December 31,	December 31,
	2005	2004

Bank loans:
2.62% (weighted average), due 2006, floating interest rate at Libor + 0.30	45	105
2.53% (weighted average), due 2007, fixed interest rate	120	153

	December 31,	December 31,
	2005	2004

4.77% (weighted average rate), due 2007, variable interest rate	36	44
5.08% due 2008, floating interest rate at Libor + 0.40	25	—
5.11% due 2010, floating interest rate at Libor + 0.40	25	—

Funding program loans (held at nominal amount):
5.35% (weighted average), due 2006, fixed interest rate	4	13
1.07% (weighted average), due 2009, fixed interest rate	72	102
3.10% (weighted average), due 2012, fixed interest rate	12	14
0.83% (weighted average), due 2017, fixed interest rate	47	55

Capital leases:
4.78%, due 2011, fixed interest rate	26	35

Convertible debt:
-0.50% nominal rate (2.96% effective rate) convertible bonds due 2013	1,356	1,379

Total long-term debt	1,768	1,900
Less current portion	(1,499)	(133)

Total long-term debt, less current portion	269	1,767
Long-term debt is denominated in the following currencies:

	December 31,	December 31,
	2005	2004
U.S. dollar	1,431	1,404
Euro	206	324
Singapore dollar	120	153
Other	11	19

Total	1,768	1,900
Aggregate future maturities of long-term debt outstanding are as follows:

December 31,
2005
2006	1,499
2007	119
2008	58
2009	30
2010	22
Thereafter	40

Total	1,768
Convertible debt

In August 2003, the Group issued $1,332 million principal amount at maturity of zero coupon unsubordinated convertible bonds due 2013. The bonds were issued with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. The bonds are convertible at any time by the holders at the rate of 29.9144 shares of the Group’s ordinary shares for each one thousand dollar face value of the bonds. The holders may redeem their convertible bonds on August 5, 2006 at a price of $985.09, on August 5, 2008 at $975.28 and on August 5, 2010 at $965.56 per one thousand dollar face value of the notes. As a result of this holder’s redemption option in August 2006, the outstanding amount of 2013 bonds was classified in the consolidated balance sheet as “current portion of long-term debt” as of December 31, 2005. At any time from August 20, 2006 the Group may redeem for cash at their negative accreted value all or a portion of the convertible bonds subject to the level of the Group’s share price.
In application of the first-time adoption requirements as set out in IFRS 1, the Group identified separately the two elements of equity and liability only for the convertible debt outstanding at the IAS 32 / 39 transition date. The fair value of the liability component and the equity conversion component were determined at issuance of the bond.
The convertible debt recognized in the balance sheet is calculated as follows:

December 31,
2005
Face value of the convertible debt issued on August 2003	1,400
Equity component	(136)
Accumulated interest recognized on retained earnings	54
Liability component at issuance	1,318
Interest expense recognized in 2005 consolidated statement of income	38

Liability component as of December 31, 2005	1,356
The fair value of the liability component of the convertible debt amounted to $1,356 million as of December 31, 2005. The assumption made by the Group was to determine the fair value of the liability component using a market interest rate for an equivalent non-convertible debt over the period of future probable cash flows as estimated on the date of issuance. This was determined to be a three-year timeframe corresponding to the period to the first date of redemption for cash at the option of the holder. The fair value is calculated using cash flows discounted at a rate based on the non-convertible debt rate of 2.96%. This amount is recognized as a liability on an amortized cost basis until redeemed, extinguished on conversion or on the maturity of the bonds. The embedded rights of the bond holder to extend the bond beyond the probable three year period, by not exercising their redemption option, are measured at fair value through profit and loss. The fair value of these embedded rights was not material at the end of 2005 and 2004. The remainder of the proceeds is allocated to the conversion option.
Credit facilities
The Group has revolving line of credit agreements with several financial institutions totaling $1,957 million at December 31, 2005. At December 31, 2005, amounts available under the lines of credit were reduced by borrowings of $11 million at a weighted average interest rate of 4.40%.

15 — SHARE CAPITAL
The changes in share capital are detailed as follows:

	Number of	Ordinary	Capital	Treasury
	shares outstanding	shares	Surplus	shares	Total
Balance as of January 1, 2004	889,369,734	1,146	1,905	(348)	2,703
Employee share award scheme:
Exercise of share options	2,537,401	4	19		23
Conversion of bonds	1,862	—	—		—
Balance as of December 31, 2004	891,908,997	1,150	1,924	(348)	2,726
Employee share award scheme:
Exercise of share options	2,515,223	3	32		35
Conversion of bonds	59	—	—		—
Balance as of December 31, 2005	894,424,279	1,153	1,956	(348)	2,761
15.1 — Outstanding shares
The authorized share capital of the Company is €1,810 million consisting of 1,200,000,000 ordinary shares and 540,000,000 preference shares, each with a nominal value of €1.04. As of December 31, 2005 the number of ordinary shares issued was 907,824,279 shares (905,308,997 at December 31, 2004). All issued shares are fully paid.
15.2 — Authorized Preference shares
The 540,000,000 preference shares entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation. The Company holds an option agreement with STMicroelectronics Holding II B.V. in order to protect the Company from a hostile takeover or other similar action. The option agreement provides for 540,000,000 preference shares to be issued to STMicroelectronics Holding II B.V. upon their request based on approval by the Company’s Supervisory Board. STMicroelectronics Holding II B.V. would be required to pay at least 25% of the par value of the preference shares to be issued, and to retain ownership of at least 30% of the Company’s issued share capital. An amendment was signed in November 2004 which reduced the threshold required for STMicroelectronics Holding II B.V. to exercise its preference shares of the Company down to 19% issued share capital from the previous at least 30%. No preference shares were issued as of December 31, 2005.
15.3 — Treasury shares
In 2002 and 2001, the Company repurchased 13,400,000 of its own shares, for a total amount of $348 million, which were reflected at cost as a reduction of the shareholders’ equity. No treasury shares were acquired in 2003, 2004 and 2005.
Treasury shares of 4,100,000 have been designated to be used for the Company’s share-based remuneration programs as decided in 2005. As of December 31, 2005, none of the ordinary shares repurchased had been transferred to employees under the Company’s share-based remuneration programs.

15.4 — Stock option plans
In 1995, the Shareholders voted to adopt the 1995 Employee Share Option Plan (the “1995 Plan”) whereby options for up to 33,000,000 shares may be granted in instalments over a five-year period. Under the 1995 Plan, the options may be granted to purchase ordinary shares at a price not lower than the market price of the shares on the date of grant. At December 31, 2005, under the 1995 Plan, 10,106,151 of the granted options outstanding originally vest 50% after three years and 50% after four years following the date of the grant; 6,417,880 of the granted options vest 32% after two years, 32% after three years and 36% after four years following the date of the grant. The options expire 10 years after the date of grant. During 2005, the vesting periods for all options under the plan were accelerated.
In 1996, the Shareholders voted to adopt the Supervisory Board Option Plan whereby each member of the Supervisory Board was eligible to receive, during the three-year period 1996-1998, 18,000 options for 1996 and 9,000 options for both 1997 and 1998, to purchase ordinary shares at the closing market price of the shares on the date of the grant. In the same three-year period, the professional advisors to the Supervisory Board were eligible to receive 9,000 options for 1996 and 4,500 options for both 1997 and 1998. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant.
In 1999, the Shareholders voted to renew the Supervisory Board Option Plan whereby each member of the Supervisory Board may receive, during the three-year period 1999-2001, 18,000 options for 1999 and 9,000 options for both 2000 and 2001 to purchase shares of capital stock at the closing market price of the shares on the date of the grant. In the same three-year period, the professional advisors to the Supervisory Board may receive 9,000 options for 1999 and 4,500 options for both 2000 and 2001. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant.
The reason for granting share options to Supervisory Board Members and other share-based compensation is disclosed in the Company’s Governance charter. The Company believes that such compensation to Supervisory Board Members enables better identification with shareholder interest and that share-based compensation is conducive to attracting and retaining the most suitable candidates to accept service as Supervisory Board Members in light of worldwide practices in the semiconductor and technology industries. Share-based compensation for Supervisory Board Members is subject to a prior shareholders’ approval.
In 2001, the Shareholders voted to adopt the 2001 Employee Share Option Plan (the “2001 Plan”) whereby options for up to 60,000,000 shares may be granted in instalments over a five-year period. The options may be granted to purchase ordinary shares at a price not lower than the market price of the shares on the date of grant. In connection with a revision of its equity-based compensation policy, the Company decided in 2005 to accelerate the vesting period of all outstanding unvested share options. The options expire ten years after the date of grant.
In 2002, the Shareholders voted to adopt a Share Option Plan for Supervisory Board Members and Professionals of the Supervisory Board. Under this plan, 12,000 options can be granted per year to each member of the Supervisory Board and 6,000 options per year to each professional advisor to the Supervisory Board. Options will vest 30 days after the date of grant. The options expire ten years after the date of grant.

A summary of share option activity for the plans for the two years ended December 31, 2005 and 2004 follows:

		Price Per Share
			Weighted
	Number of Shares	Range	Average
Outstanding at December 31, 2003	56,769,297	$6.04 - $62.01	$29.71

Options granted:
2001 Plan	12,365,280	$17.08 - $27.21	$22.66
Supervisory Board Plan	132,000	$22.71	$22.71
Options forfeited	(1,304,969)	$6.04 - $62.01	$29.20
Options exercised	(2,537,401)	$6.04 - $24.88	$8.93

Outstanding at December 31, 2004	65,424,207	$12.03 - $62.01	$29.18

Options granted:
2001 Plan	42,200	$16.73 - $17.31	$16.91
Options forfeited	(2,364,862)	$12.03 - $62.01	$29.65
Options exercised	(2,542,978)	$12.03 - $14.23	$13.88

Outstanding at December 31, 2005	60,558,567	$12.03 - $62.01	$29.80
The related weighted average market price of options at the time of exercise was $17.13 and $24.67 for the years ended December 31, 2005 and December 31, 2004, respectively.
Share options exercisable following acceleration of vesting for all outstanding unvested share options were as follows:

	December 31,	December 31,
	2005	2004

Options exercisable	60,558,567	32,212,680
Weighted average exercise price	$29.80	$33.84
The weighted average remaining contractual life of options outstanding as of December 31, 2005 and 2004 was 5.5 and 6.3, respectively.
The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2005 were as follows:

			Weighted average
		Weighted average	remaining
Number of shares	Option price range	exercise price	contractual life
2,523,511	$12.03 - $17.31	$12.43	1.2
30,682,918	$19.18 - $24.88	$22.03	6.2
236,990	$25.90 - $29.70	$27.18	7.3

			Weighted average
		Weighted average	remaining
Number of shares	Option price range	exercise price	contractual life
20,679,858	$31.09 - $44.00	$34.37	5.9
6,435,290	$50.69 - $62.01	$59.08	2.6

60,558,567	$12.03 - $62.01	$29.80	5.5
The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2004 were as follows:

			Weighted average
		Weighted average	remaining
Number of shares	Option price range	exercise price	contractual life
4,889,037	$12.03 - $17.08	$13.00	1.2
8,555,722	$19.18 - $24.88	$24.74	2.9
44,751	$25.90 - $29.70	$29.63	6.8
12,070,010	$31.09 - $44.00	$34.85	6.8
6,653,160	$50.69 - $62.01	$59.08	3.6

32,212,680	$12.03 - $62.01	$33.84	6.3
The fair value of the Company’s share options was estimated under IFRS 2 using a Black-Scholes option pricing model since the simple characteristics of the share options did not require complex assumptions. The Company has amortized the compensation expense incurred on the grant of share options over the nominal vesting period for employees based on the graded vesting of each plan. The compensation expense recorded for the year ended December 31, 2005 included a charge of $80 million relating to the effect of accelerating the vesting period of all outstanding unvested share options during the third quarter of 2005, which has been recognized immediately for the amount that otherwise would have been recognized ratably over the remaining vesting period.
The fair value of share options under IFRS 2 provisions was estimated using the following weighted-average assumptions:

	Year ended	Year ended
	December 31, 2005	December 31, 2004
Expected option life (years)	6.1	6.1
Weighted average share price	$16.91	$21.62
Historical Company share price volatility	41.5%	51.4%
Risk-free interest rate	3.8%	3.6%
Dividend yield	0.69%	0.54%
Share options were issued at market price. The Company has determined the historical share price volatility to be the most appropriate estimate of future price activity. The historical share price volatility is based on statistical analysis of daily share prices over the expected option life. The weighted average fair value of share options granted during 2005 and 2004 was $5.24 and $7.93 respectively.

The following table illustrates the classification of share-based compensation included in the consolidated statement of income for grants of employee share options during the years ended December 31, 2005 and December 31, 2004:

	Year ended	Year ended
	December 31, 2005	December 31, 2004
Cost of sales	(25)	(11)
Selling, general and administrative	(47)	(23)
Research and development	(35)	(18)
Total compensation expense	(107)	(52)
15.5 — Nonvested share awards
On October 25, 2005 the Company granted 3,940,065 nonvested shares to senior executives, selected employees and members of the Supervisory Board, to be issued upon vesting from treasury shares. The shares were granted for free to employees. The shares granted to the employees will vest upon completion of market or internal performance conditions. Under the program, if the defined market condition is met in the first quarter of 2006, each employee will receive 100% of the nonvested shares granted. If the market condition is not achieved, the employee can earn one third of the grant for each of the two performance conditions. If neither the market or performance conditions are met, the employee will receive none of the grant. In addition to the market and performance conditions, the nonvested shares will vest over a requisite service period: 32% after 6 months, 32% after 18 months and 36% after 30 months following the date of the grant. At December 31, 2005 3,914,220 nonvested shares were outstanding.
On October 25, 2005, the Compensation Committee granted 66,000 share-based awards to the members of the Supervisory Board and professionals of the Supervisory Board. These awards are granted at the nominal value of the share of €1.04 and are not subject to any vesting conditions. Their associated compensation cost was recorded immediately at grant. As of December 31, 2005, 51,000 awards were outstanding.
A summary of the nonvested share activity for the year ended December 31, 2005 is presented below:

Nonvested Shares	Number of Shares	Price
Outstanding at December 31, 2004	—	—

Awards granted:
Amended 2001 Plan	3,940,065	$0
Supervisory Board Plan	66,000	€1.04
Awards forfeited:
Amended 2001 Plan	(25,845)	$0
Supervisory Board Plan	(15,000)	€1.04

Outstanding at December 31, 2005	3,965,220	$0-€1.04

The Company recorded compensation expense for the nonvested share awards based on the fair value of the awards at the grant date, which represents the $16.61 share price at the date of the grant. The fair value of the nonvested shares affected by a market condition, reflects a discount of 49.50%, using a Monte Carlo path-dependent pricing model to measure the probability of achieving the market condition.
The following assumptions were incorporated into the Monte Carlo pricing model to estimate the 49.50% discount:

2005 grant
Historical share price volatility	27.74%
Historical volatility of reference index	25.5%
Three-year average dividend yield	0.55%
Risk-free interest rates used	4.21%-4.33%
Consistent with fair value calculations of stock option grants in prior years, the Company has determined the historical share price volatility to be the most appropriate estimate of future price activity. The historical share price volatility and the historical volatility of reference index are based on historical evolution of the Company’s share and reference index over an average period of three years. The weighted average grant-date fair value of nonvested shares granted in 2005 was $8.50.
The following table illustrates the classification of share-based compensation included in the statement of income for grants of nonvested shares during the year ended at December 31, 2005:

Selling, general and administrative	6 million
Research and development	3 million
Total share-based compensation expense	9 million
The compensation expense recorded for nonvested shares in 2005 included a reduction for estimated forfeitures of 6%, reflecting the historical trend of forfeitures on past share award plans. This estimate will be adjusted for actual forfeitures. For employees eligible for retirement during the three-year requisite service period, the Company records compensation expense over the applicable shortened period.
In 2005, the Company recognized in the income statement total deferred income tax benefit related to nonvested share compensation expense amounting to $2 million and in total equity excess tax benefits amounting to $1 million. Compensation cost capitalized as part of inventory was $2 million at December 31, 2005. As of December 31, 2005 there was $40 million of total unrecognized compensation cost related to the grant of nonvested shares, which is expected to be recognized over a weighted average period of ten months.

16 — OTHER RESERVES
16.1 — Other reserves
The accumulated balances related to each component of other reserves were as follows:

			Foreign	Unrealized
			currency	gain on	Unrealized
	Convertible	Share-based	translation	available-for-sale	gain (loss) on	Total other
	debt	payment	difference	securities	derivatives	reserves

Balance as of December 31, 2003	—	24	657	3	—	684
Employee share awards schemes:
Value of services provided		54				54
Foreign currency translation differences			440			440

Cash flow hedge:
Unrealized gain					64	64

Tax effect					(5)	(5)

Sale of available-for-sale securities				(3)		(3)

Balance as of December 31, 2004	—	78	1,097	—	59	1,234
Convertible debt — equity component	114					114
Employee share awards schemes:
Value of services provided		118				118
Foreign currency translation differences			(764)			(764)

Cash flow hedge:
Transfer to net income					(59)	(59)
Unrealized loss					(14)	(14)

Tax effect					6	6

Balance as of December 31, 2005	114	196	333	—	(8)	635
16.2 — Dividends
In 2005 and 2004, the Company paid a cash dividend of $0.12 per share for a total amount of $107 million each year. Upon the proposal of the Company’s Managing Board, the Supervisory Board decided in January 2006 to recommend for the 2006 Annual General Meeting of shareholders (“AGM”) the distribution of a cash dividend of $0.12 per share.

17 — EARNINGS PER SHARE
For the years ended December 31, 2005 and 2004, earnings per share (“EPS”) was calculated as follows:

	Year ended	Year ended
	December 31, 2005	December 31, 2004

Basic EPS
Net profit attributable to shareholders of the Company	347	523
Weighted average shares outstanding	892,760,520	891,192,542
Basic EPS	0.39	0.59

Diluted EPS
Net profit attributable to shareholders of the Company	347	523
Convertible debt interest, net of tax	—	5
Net profit attributable to shareholders of the Company adjusted	347	528

Weighted average shares outstanding	892,760,520	891,192,542
Dilutive effect of share options	648,186	1,910,978
Dilutive effect of nonvested shares	2,516,646	—
Dilutive effect of convertible debt	—	41,880,160
Number of shares used in calculating diluted EPS	895,925,352	934,983,680

Diluted EPS	0.39	0.56
18 — OTHER INCOME AND EXPENSES
18.1 — Other income
Other income consisted of the following:

	Year ended	Year ended
	December 31, 2005	December 31, 2004

Research and development funding	92	108
Exchange gain	—	33
Gain on sale of non-current assets	12	6
Total	104	147
18.2 — Other expenses
Other expenses consisted of the following:

	Year ended	Year ended
	December 31, 2005	December 31, 2004

Start-up costs	(56)	(63)
Exchange loss	(51)	—

	Year ended	Year ended
	December 31, 2005	December 31, 2004
Patent litigation costs	(14)	(31)
Patent pre-litigation costs	(8)	(6)
Other expenses	(3)	(13)
Total	(132)	(113)
Patent litigation costs include legal and attorney fees and payment of claims, and patent pre-litigation costs are composed of consultancy fees and legal fees. Patent litigation costs are costs incurred in respect of pending litigation. Patent pre-litigation costs are costs incurred to prepare for licensing discussions with third parties with a view to concluding an agreement.
19 — IMPAIRMENT, RESTRUCTURING CHARGES AND OTHER RELATED CLOSURE COSTS
In 2005, the Group has incurred charges related to the following main items: (i) the 150mm restructuring plan started in 2003; (ii) the streamlining of certain activities decided in the first quarter of 2005; (iii) the headcount reduction plan announced in the second quarter of 2005 and (iv) the yearly impairment review.
During the third quarter of 2003, the Group commenced a plan to restructure its 150mm fab operations and part of its back-end operations in order to improve cost competitiveness. The 150mm restructuring plan focuses on cost reduction by migrating a large part of European and U.S. 150mm production to Singapore and by upgrading production to finer geometry 200mm wafer fabs. The plan includes the discontinuation of the 150mm production of Rennes (France), the closure as soon as operationally feasible of the 150mm wafer pilot line in Castelletto (Italy) and the downsizing by approximately one-half of the 150mm wafer fab in Carrollton, Texas. Furthermore, the 150mm wafer fab productions in Agrate (Italy) and Rousset (France) will be gradually phased-out in favor of 200mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity. The Group is expecting to incur the balance of the restructuring charges related to this manufacturing restructuring plan in the second half of 2006, later than previously anticipated to accommodate unforeseen qualification requirements of the Group’s customers.
In the first quarter of 2005, the Group decided to reduce its Access technology products for Customer Premises Equipment (“CPE”) modem products. This decision was intended to eliminate certain low volume, non-strategic product families whose returns in the current environment did not meet internal targets. Additional restructuring initiatives were also implemented in the first quarter of 2005 such as the closure of a research and development design center in Karlsruhe (Germany) and in Malvern (USA), and the discontinuation of a development project in Singapore.
In May 2005, the Group announced additional restructuring efforts to improve profitability. These initiatives will aim to reduce the Group’s workforce by 3,000 outside Asia by the second half of 2006, of which 2,300 are planned for Europe. The Group plans to reorganize its European activities by optimizing on a global scale its EWS activities (wafer testing);

harmonizing its support functions; streamlining its activities outside its manufacturing areas and by disengaging from certain activities.
In the third quarter of 2005, the Group performed the impairment test on an annual basis in order to assess the recoverability of the goodwill carrying value.
Impairment, restructuring charges and other related closure costs incurred in 2005 and 2004 are summarized as follows:

				Total impairment,
				restructuring
				charges and other
Year ended		Restructuring	Other related	related closure
December 31, 2005	Impairment	charges	closure costs	costs
150mm fab plan	—	(4)	(5)	(9)
2005 restructuring initiatives	(37)	(49)	(2)	(88)
Other	(1)	—	—	(1)
Total	(38)	(53)	(7)	(98)

				Total impairment,
				restructuring
				charges and other
Year ended		Restructuring	Other related	related closure
December 31, 2004	Impairment	charges	closure costs	costs

150mm fab plan	—	(49)	(24)	(73)
Intangible assets and investments	(8)	—	—	(8)
Other	—	(4)	—	(4)

Total	(8)	(53)	(24)	(85)
Impairment charges
In 2005, the Group recorded impairment charges as follows:
•	$10 million impairment of goodwill pursuant to the decision of the Group to reduce its Access technology products for Customer Premises Equipment modem products. The Group reports CPE business as part of the Access CGU, included in the Application Specific Products Group (“ASG”) segment. Following the decision to discontinue a portion of this CGU, the Group, in compliance with IAS 36, Impairment of Assets, re-measured using market comparables goodwill associated with the business to be discontinued and the portion of the CGU retained, which resulted in a $10 million goodwill impairment in 2005;

•	$22 million of purchased technologies were identified without an alternative use following the discontinuation of CPE product lines;

•	$6 million for technologies and other intangible assets pursuant to the decision of the Group to close its research and development design center in Karlsruhe (Germany), the discontinuation of a development project in Singapore, the optimization of its EWS (wafer testing) in the United States and other intangibles determined to be obsolete.
During the year 2004, impairment charges were incurred relating to $5 million for purchased technologies primarily associated with ASG product segment that were determined to be obsolete and $3 million for financial assets with impairment losses based on a valuation used for additional third party financing in the underlying investment.
All fabrication sites affected by the restructuring plan are owned by the Group and, with the exception of the Rancho Bernardo, California facility, were assessed for impairment using the held-for-use model since these facilities did not satisfy all of the criteria required for held-for-

sale status, as set forth in IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.
Restructuring charges and other related closure costs
Restructuring charges and other related closure costs in 2005 are summarized as follows:

						Total restructuring
				2005 restructuring		& other related
	150mm fab plan			initiatives	Other	closure costs
		Other related
	Restructuring	closure costs	Total
Provision as at December 31, 2002	—	—	—	—	—	—

Charges incurred in 2003	3	1	4		9	13
Amounts paid	(2)	—	(2)		(6)	(8)
Currency translation effect	—	—	—		—	—

Provision as at December 31, 2003	1	1	2	—	3	5

Charges incurred in 2004	52	21	73		4	77
Amounts paid	(21)	(21)	(42)		(4)	(46)
Currency translation effect	2	—	2		—	2

Provision as at December 31, 2004	34	1	35	—	3	38

Charges incurred in 2005	10	5	15	51	—	66
Reversal of provision	(6)		(6)			(6)
Amounts paid	(23)	(6)	(29)	(21)	(2)	(52)
Currency translation effect	(4)	—	(4)	—	—	(4)

Provision as at December 31, 2005	11	—	11	30	1	42

150mm fab plan:
Restructuring charges incurred in 2005 amounted to $10 million, mainly related to termination benefits, and $5 million related to other closure costs. In 2005 management decided to continue a specific back-end fabrication line in Rennes (France), which had originally been designated for full closure. The decision to continue arose due to unexpected difficulties in qualifying the line at an alternative back-end facility. This decision resulted in a $6 million reversal of the provision relating to the 2003 restructuring plan.
Restructuring charges in 2004 primarily related to $52 million in estimated one-time involuntary termination benefits and $21 million of other charges associated with the closure of certain production sites in Europe.

2005 restructuring initiatives:
The Group commenced several restructuring initiatives during 2005, including:
•	Pursuant to the decision of reducing its Access technology products for Customer Premises Equipment (“CPE”) modem products, the Group committed to an exit plan in Zaventem (Belgium) and recorded $4 million of workforce termination benefits.

•	In order to streamline its research and development sites, the Group decided to cease its activities in two locations, Karlsruhe (Germany) and Malvern (USA). The Group incurred in 2005 $1 million restructuring charges corresponding to employee termination costs and $1 million of unused lease charges relating to the closure of these two sites.

•	In addition, charges totaling $2 million were paid in 2005 by the Group for voluntary termination benefits for certain employees. The Group also incurred a $2 million charge in 2005 related to additional restructuring initiatives, mainly in the United States and Mexico.

•	The Group defined a plan of reorganization and optimization of its activities. This plan focuses on workforce reduction, mainly in Europe, but will, whenever possible, encourage voluntary redundancy such as early retirement measures and other special termination arrangements with the employees. The plan also includes the non-renewal of some temporary positions. For the year ended December 31, 2005 the Group recorded a total restructuring charge for its new restructuring plan amounting to $41 million, mainly related to termination incentives for two of the Company’s subsidiaries in Europe, who accepted special termination arrangements.
Other:
During the year 2004, charges totalling $4 million were paid by the Group, mainly for a voluntary termination benefit program.
Total impairment, restructuring charges and other related closure costs:
The 2003 restructuring plan and related manufacturing initiatives are expected to be largely completed by the second half of 2006. The 2005 restructuring plan is expected to be completed during 2006.
In 2005, total amounts paid for restructuring and related closure costs amounted to $52 million.
The total actual costs that the Group will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

20 — EXPENSES BY NATURE
Expenses recorded as cost of sales and operating expenses other than “impairment, restructuring charges and other related closure costs” and “other income and expenses” are detailed as follows:

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

Depreciation and amortization	(1,948)	(1,837)
Employee benefit expense	(2,395)	(2,329)
Purchase of materials and subcontracting services	(3,141)	(3,106)
Changes in inventories	170	146
Transportation	(99)	(100)
Royalties and patents	(98)	(95)
Advertising costs	(14)	(17)
Other expenses	(837)	(740)

Total cost of sales, research and development, and selling, general and administrative expenses.	(8,362)	(8,078)
Employee benefit expense is detailed as follows:

	Year ended	Year ended
	December 31,	December 31,
	2005	2004
Wages and salaries	(1,707)	(1,770)
Compensation of Sole Member of the Managing Board	(7)	(1)
Social security costs	(494)	(443)
Stock-based compensation expense	(116)	(52)
Pension cost defined contribution plans	(21)	(11)
Pension cost defined benefit plans	(50)	(52)

Total employee benefit expense included in cost of sales, research and development, and selling, general and administrative expenses	(2,395)	(2,329)
The Compensation of Sole Member of the Managing Board includes a $6 million bonus paid to the former sole member of the Managing Board and President and CEO during the 2005 financial year that was approved by the Compensation Committee and approved by the Supervisory Board in respect of 2004 financial year based on fulfillment of a number of predefined objectives for 2004 and in recognition of his career with the Group.

21 — FINANCE INCOME AND FINANCE COST
Total finance cost consisted of the following:

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

Interest income	53	41

Total finance income	53	41

Interest expense	(57)	(43)
Loss on extinguishment of convertible debt	—	(4)

Total Finance cost	(57)	(47)
Capitalized interest was $2 million and $3 million in 2005 and 2004, respectively . The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was approximately 2.50% for the year ended December 31, 2005. For the year ended December 31, 2005 $38 million corresponds to the interest expense of the liability component of the 2013 convertible debt.
In 2004, the Group repurchased on the market all of the remaining 3.75% zero coupon convertible bonds due in 2010 for a cash amount totalling $375 million. The repurchased convertible bonds were equivalent to 4,403,075 shares and were cancelled. In relation to this repurchase, the Group recorded a non-operating pre-tax charge in 2004 of $4 million, of which $3 million related to the price paid in excess of the repurchased convertible bonds accreted value and $1 million related to the write-off of the related bond issuance costs.
22 — INCOME TAX
Profit before income tax expense is comprised of the following:

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

Profit (loss) recorded in The Netherlands	(60)	12
Profit from foreign operations	447	609

Profit before income tax expense	387	621
The Company and its subsidiaries are individually liable for income taxes in their jurisdictions. Tax losses can only offset profits generated by the taxable entity incurring such loss.

Income tax benefit (expense) is comprised of the following:

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

The Netherlands taxes — current	(6)	(6)
Foreign taxes — current	(49)	(76)

Current taxes	(55)	(82)
Foreign deferred taxes	16	(13)

Income tax expense	(39)	(95)
The principal items comprising the differences in income taxes computed at The Netherlands statutory rate and the effective income tax rate are the following:

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

Income tax expense computed at statutory rate	(95)	(232)
Non deductible expenses	(26)	(11)
Impact of final tax assessments relating to prior years	28	3
Effects of change in tax rates on deferred taxes	—	5
Current year credits	4	4
Other tax and credits	(2)	(3)
Benefits from tax holidays	48	77
Earnings of subsidiaries taxed at different rates	4	62

Income tax expense	(39)	(95)
The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions. The effect of the tax benefits on basic earnings per share was $0.05 and $0.09 for the years ended December 31, 2005 and 2004 respectively. These agreements are present in various countries and include programs that reduce up to and including 100% of taxes in years affected by the agreements. The Group’s tax holidays expire at various dates through the year ending December 31, 2013.

Deferred tax assets and liabilities consisted of the following:

	December 31,	December 31,
	2005	2004

Tax loss carryforwards and investment credits	57	72
Inventory valuation	28	16
Impairment charges and restructuring	25	35
Fixed asset depreciation in arrears	73	72
Receivables for government funding	8	11
Pension service costs	21	18
Commercial accruals	11	15
Other temporary differences	47	45

Deferred tax assets	270	284

Accelerated fixed assets depreciation	(116)	(147)
Acquired intangible assets	(27)	(6)
Advances of government funding	(31)	(37)
Other temporary differences	(19)	(29)

Deferred tax liabilities	(193)	(219)

Net deferred income tax asset	77	65
The gross movement of the deferred tax account is as follow:

	2005	2004

Beginning of the year	65	78
Exchange differences	(10)	5
Income statement benefit (charge)	16	(13)
Tax charge to equity	6	(5)
End of the year	77	65
As of December 31, 2005, the Company and its subsidiaries have net operating loss carryforwards and investment credits that expire starting 2006, as follows:

Year
2006	21
2007	—
2008	—
2009	—
Thereafter	36

Total	57
Deferred tax assets not recognized in the consolidated balance sheet total $761 million and mainly relate to an agreement granting the Group certain tax credits for capital investments purchased through the year ending December 31, 2006. Any unused tax credits granted under the agreement will continue to increase yearly by a legal inflationary index (currently 7% per annum). The credits may be utilized through 2020 or later depending on the

Group meeting certain program criteria. In addition to this agreement, the Group will continue to receive tax credits on future years’ capital investments, which may be used to offset that year’s tax liabilities. However, pursuant to the inability to utilize these credits currently and in future years, the Group did not recognize any of these deferred tax assets in its consolidated balance sheets as of December 31, 2005 and 2004.
In addition, other tax loss carryforwards for an amount of $35 million were not recognized in the consolidated balance sheet and corresponded to net operating losses acquired in business combinations and that will more likely than not, not be utilized against future profits.
The amount of deferred tax expense (benefit) recorded in other reserves was $6 million benefit and $5 million expense in 2005 and 2004, respectively. This related primarily to the tax effects of unrealized gains (losses) on derivatives (note 16.1).
23 — CASH AND CASH EQUIVALENTS
Cash and cash equivalents consisted of the following:

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

Cash at bank and in hand	438	256
Short-term bank deposits	1,589	1,694

Cash and cash equivalents	2,027	1,950
24 — CASH GENERATED FROM OPERATIONS
Cash generated from operations is detailed as follows:

	Year ended	Year ended
	December 31,	December 31,
	2005	2004
Net profit	348	526

Depreciation and amortization	1,948	1,837
Amortization of discount of convertible debt	5	28
Loss on extinguishment of convertible debt	—	4
Other non-cash items	163	52
Deferred income tax	(16)	(4)
Accrued income tax	69	79
Share of loss of associates	3	4
Impairment, restructuring charges and other related closure costs, net of cash payments	46	39

Trade receivables, net	(117)	(119)
Inventories, net	(170)	(146)
Trade payables	(71)	128
Other assets and liabilities, net	(117)	(23)
Cash generated from operations	2,091	2,405
25 — COMMITMENTS
The Group’s commitments as of December 31, 2005 were as follows:

	Total	2006	2007	2008	2009	2010	Thereafter
	(in millions)
Operating leases	$271	$50	$37	$32	$28	$22	$102
Purchase obligations	1,053	940	79	34	—	—	—
Of which:
Equipment purchase	576	576	—	—	—	—	—
Foundry purchase	260	260	—	—	—	—	—
Software, technology licenses and design	217	104	79	34	—	—	—
Hynix ST Investment	212	212	—	—	—	—	—
Other obligations	$112	$59	$44	$3	$2	$1	$3

Total	1,648	1,261	160	69	30	23	105

The Group leases land, buildings, plants, and equipment under operating leases that expire at various dates under non-cancellable lease agreements. Operating lease expense was $61 million and $45 million in 2005 and 2004, respectively.
As described in Note 3, the Group and Hynix Semiconductor signed on November 16, 2004 an agreement to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. The business license was obtained in April 2005 and the Group paid $38 million of capital contributions through December 31, 2005. The Group expects to fulfill its remaining financial obligations up to the total agreed capital contribution of $250 million in 2006. In addition, the Group is committed to grant long-term financing of $250 million to the new investment guaranteed by subordinated collateral of the company’s assets. Furthermore, the Group has contingent future loading obligations to purchase products from the company, which have not been included in the table above because at this stage the amounts remain contingent and non-quantifiable.
Other obligations primarily relate to contractual firm commitments with respect to cooperation agreements.
Other commitments
The Company has issued guarantees totaling $204 million related to its subsidiaries’ debt.
26 — CONTINGENCIES
The Group is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Group not covered by insurance, breach of contract claims, claims for unauthorized use of third party intellectual property, assessments for past income tax exposures as well as claims for environmental damages. In determining loss contingencies, the Group considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Group regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Group. Changes in these evaluations could result in adverse, material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur. The Group has no material provisions for contingencies at December 31, 2005.
The Group received a final tax assessment from the United States tax authorities, which is currently under an appeals process. The Group believes that its current tax accruals are adequate. The Company believes that adequate charges exist to cover any potential losses associated with the claim.

27 — CLAIMS AND LEGAL PROCEEDINGS
The Group has received and may in the future receive communications alleging possible infringements, in particular in case of patents and similar intellectual property rights of others. Furthermore, the Group may become involved in costly litigation brought against the Group regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Group, the Group may be required to license the underlying intellectual property right at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Group’s results of operations, cash flows or financial position and ability to compete.
The Group is involved in various lawsuits, claims, investigations and proceedings incidental to the normal conduct of its operations, other than external patent utilization. These matters mainly include the risks associated with claims from customers or other parties and tax disputes. The Group has accrued for these loss contingencies when the loss is probable and can be estimated. The Group regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Group. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Group’s interests, or in the event the Group needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.
During 2004, the Group has settled certain disputes with respect to claims and litigation relating to possible infringements of patents and similar intellectual property rights of others. An accrual of $10 million was recorded as at December 31, 2004 for such claims, which was paid in 2005 in accordance with the final settlements. No additional accrual has been recorded in 2005 since no other risks were estimated to result in a probable loss.
The Group is currently a party to legal proceedings including legal proceedings with SanDisk Corporation (“SanDisk”) and Tessera, Inc. Based on management’s current assumptions made with support of the Group’s outside attorneys, the Group does not believe that the SanDisk litigation will result in a probable loss. Concerning Tessera litigation, it is difficult, if not impossible, to predict the outcome of the litigation.
28 — FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Group is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. Market risk is the uncertainty to which future earnings or asset/liability values are exposed due to operating cash flows denominated in foreign currencies and various financial instruments used in the normal course of operations.
Treasury activities are regulated by the Group’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to currency rates and interest rates. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. The majority of cash and cash equivalents are held in U.S. dollars and are placed with financial institutions rated “A” or higher. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed to cover commercial positions.
28.1 — Foreign Currency Risk
The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates.
Foreign Currency Forward Contracts Not Designated as a Hedge
The Group enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. In addition, forward contracts are also used by the Company to reduce its exposure to U.S. dollar fluctuations in euro-denominated forecasted intercompany transactions that cover a large part of research and development expenditures and certain corporate expenses incurred on the Company’s behalf by subsidiaries. These intercompany transactions are not closely linked to ultimate transactions with third parties. Consequently, these instruments do not qualify as hedging instruments.
At December 31, 2005, only foreign currency forward contracts were outstanding. The notional amount of these foreign currency forward contracts totalled $1,834 million and $7,013 million at December 31, 2005 and 2004, respectively. The principal currencies covered are the euro, the U.S. dollar, the Japanese yen and the Canadian dollar.
Foreign currency forward contracts not designated as cash flow hedge outstanding as of December 31, 2005 have remaining terms of 5 days to four months, maturing on average after 49 days.
The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled.
Cash Flow Hedges
To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company also hedged in 2005 and 2004 a portion of its euro-denominated forecasted intercompany purchases of products whose underlying front-end manufacturing production costs of semi-finished goods are incurred in euros.
For the year ended December 31, 2005 the Group recorded as cost of sales $51 million related to the realized loss incurred on such hedged transactions. In addition, after determining that it was not probable that certain forecasted transactions would occur by the end of the originally specified time period, the Group discontinued in the first quarter of 2005 certain of its cash flow hedges and reclassified a net loss of $23 million as “other expenses” into the statement of income from “Other reserves”.
The notional amount of foreign currency forward contracts designated as cash flow hedges totaled $372 million and $1,839 million at December 31, 2005 and 2004, respectively. The forecasted transactions hedged at December 31, 2005 were determined to be probable of occurrence.

As of December 31, 2005, $8 million of deferred losses on derivative instruments, net of tax of $1 million, included in other reserves are expected to be reclassified as earnings during the next six months based on the monthly forecasted semi-finished manufacturing costs. As of December 31, 2004, $59 million of deferred gains on derivative instruments, net of tax of $5 million, included in other reserves were expected to be reclassified as earnings during the next six months based on the monthly forecasted transactions.
Foreign currency forward contracts designated as cash flow hedges outstanding as of December 31, 2005 have remaining terms of 5 days to four months, maturing on average after 58 days.
28.2 — Concentration of credit risk
Financial instruments that potentially subject the Group to concentrations of credit risk consist primarily of interest-bearing investments, foreign currency contracts and trade receivables. The Group places its cash and cash equivalents and certain other financial instruments with a variety of high credit quality financial institutions and has not experienced any material losses relating to such instruments. The Group invests its excess cash in accordance with its investment policy that aims at minimizing credit risk.
The Group controls the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but does not normally require collateral or other security from the parties to financial instruments. At December 31, 2005 and 2004, one customer, the Nokia Group of companies, represented 15.7% and 15.2% of trade accounts receivable respectively. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas. The Group monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The Group does not anticipate non-performance by counterparties, which could have a significant impact on its financial position or results of operations.
28.3 — Fair value of financial instruments
The estimates of fair value were obtained using prevailing financial market information resulting from various valuation techniques.

	2005		2004
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Long-term debt
— Bank loans (including current portion)	412	400	521	505
— Convertible debt	1,356	1,342	1,379	1,326

Other receivables and assets
— Foreign exchange forward contracts	3	3	200	200

Other payables and accrued liabilities
— Foreign exchange forward contracts	31	31	109	109
The methodologies used to estimate fair value are as follows:

Cash and cash equivalents, accounts receivable, bank overdrafts, short-term borrowings, accounts payable
The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.
Long-term debt and current portion of long-term debt
The fair values of long-term debt were determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Group’s incremental borrowing rates for similar types of borrowing arrangements.
Foreign exchange forward contracts
The fair values of these instruments are estimated based upon quoted market prices for the same or similar instruments.
29 — RELATED PARTY TRANSACTIONS
Transactions with significant shareholders, their affiliates and other related parties were as follows:

	December 31,	December 31,
	2005	2004

Sales & other services	158	9
Research and development expenses	(48)	(46)
Other purchases	(16)	(23)
Other income and expenses	(12)	(25)
Accounts receivable	29	6
Accounts payable	12	18
Other assets	11	2
For the years ended December 31, 2004, the related party transactions were primarily with Areva, France Telecom, Finmeccanica, Equant and Orange, which represent significant shareholders of the Company, or their subsidiaries. Moreover, the related parties’ information presented above also includes for the year ended December 31, 2005 transactions with Thomson. See Note 1.
In addition the Group participates in an Economic Interest Group (“E.I.G.”) in France with Areva and France Telecom to share the costs of certain research and development activities, which were not included in the previous table. The share of income (expense) recorded by the Group as research and development expenses incurred by E.I.G during 2005 amounted to $5 million expense and to $3 million income in 2004. At December 31, 2005 and 2004, the Group had a net receivable amount of $1 million.
The Group contributed cash amounts totaling $1 million and $3 million for the years ended December 31, 2005 and 2004 respectively to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. Certain members of the Foundation’s Board are senior members of the Group’s management.

In addition pursuant to the Supervisory Board’s approval, the Group paid in 2005 a special contribution amounting to $4 million to a non-profit charitable institution in the field of sustainable development and social responsibility on behalf of its former President and Chief Executive Officer.
The individual remuneration paid to the sole member and the former sole member of the Managing Board was as follows:

	December 31, 2005	December 31, 2004
Wages and salaries	1	1
Bonus	6	—
The bonus paid to the former sole member of the Managing Board and President and CEO during the 2005 financial year was approved by the Compensation Committee and approved by the Supervisory Board in respect of 2004 financial year and in recognition of his career with the Group, based on fulfillment of a number of predefined objectives for 2004.
The Sole member of the Managing Board was granted in 2005 for free 100,000 nonvested shares subject to the achievement of performance objectives. The Sole member of the Managing Board was granted 400,000 share options in 2004 at a grant price of $22.71.
The total amount paid as compensation in 2005 to the Company’s 22 executive officers including the sole Member of the Managing Board and former President and CEO was approximately $11 million before any withholding taxes. The relative charges and non cash benefits were approximately $4 million. Such amount also includes the amounts of EIP paid to the executive officers pursuant to a Corporate Executive Incentive Program (the “EIP”) established in 1989 that entitles selected executives to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executives’ salary and is adjusted to reflect the Groups’ overall performance. The participants in the EIP must satisfy certain personal objectives that are focused on return on net assets, customer service, profit, cash and market share. The composition of the group’s executive officers has significantly changed in early 2005 following the appointment of the new Chief Executive Officer. As a result, 2004 compensation expenses for executive officers is not comparable and is not disclosed.
The executive officers and the Managing Board were covered in 2005 under certain Group life and medical insurance programs provided by the Company. The aggregate additional amount provided for by the Company in 2005 to provide pension, retirement or similar benefits for executive officers and the Managing Board as a Group is estimated to have been approximately $11 million (of which $2.5 million was for the former sole member of the Managing Board and President and CEO), which includes statutory employer contributions for state-run retirement, similar benefit programs and other miscellaneous allowances. In 2005, the Compensation Committee recommended and the Supervisory Board decided to grant an additional pension benefit plan to the Company’s former President and Chief Executive Officer and sole member of the Managing Board and a limited number of senior executives that have made key contributions to the Group’s success. Pursuant to this plan, the Group will make annual contributions of $200,000 to both its former and current President and Chief Executive Officers, $150,000 to its Chief Operating Officer and $80,000 to each other beneficiary per year. In order to meet the Group’s future payment obligations under this plan or to insure for them, the Group accrued a charge of $11 million in 2005, of which $2.9 million will fund payments for the former President and Chief Executive Officer and the balance for the other senior executives designated as beneficiaries.
Individual remuneration paid to Supervisory Board Members in 2005 was:

	2005	2004
	US$	US$
B. Steve	92,000	86,000
J.P. Noblanc	—	78,000
R. Dullieux	—	38,500
F. Gavois	78,500	69,000
A. Ovi	62,000	86,000
R. Gallo	71,500	67,000
R. White	88,500	86,000
T. de Waard	92,000	90,000
G. Arbola	68,500	—
D. Lombard	48,000	—
D. Dunn	64,500	67,000

	665,500	667,500
30 — SEGMENT INFORMATION

Primary Reporting Format — Business Segments
The Group operates in two business areas: Semiconductors and Subsystems.
In the Semiconductors business area, the Group designs, develops, manufactures and markets a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Group further participates in the manufacturing value chain of Smart card products through its Incard division, which includes the production and sale of both silicon chips and Smart cards.
In the Semiconductors business area, effective January 1, 2005, the Group realigned its product groups to increase market focus and realize the full potential of its products, technologies, and sales and marketing channels. Beginning with the first quarter of 2005, the Group is now organized in three main product segments:
•	Application Specific Product Groups (“ASG”) segment, comprised of three product lines — Home, Personal and Communication Sector (“HPC”), Computer Peripherals Group (“CPG”) and new Automotive Product Group (“APG”);

•	Memory Products Group (“MPG”) segment; and

•	Micro, Linear and Discrete Group (“MLD”) segment.
The Group’s principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product groups, but on the basis of the Semiconductor Business area. All these product groups share common research and development for process technology and manufacturing capacity for most of their products.
In the Subsystems business area, the Group designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems segment does not constitute a reportable segment.
The following tables present the Group’s consolidated total revenues and consolidated net profit by semiconductor product segment. For the computation of the product segments’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with its internal policies, certain cost items are not charged to the product segments, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate level operating expenses and certain other miscellaneous charges. Starting in the first quarter of 2005, the Group allocated the start-up costs to expand its marketing and design presence in new developing areas to each product segment, and the Group restated prior years’ results accordingly. There are no intersegment sales.

Total consolidated revenues by product segment

	December 31,	December 31,
	2005	2004
Application Specific Product Groups segment	4,991	4,902
Memory Products Group segment	1,948	1,887
Micro, Linear and Discrete Group segment	1,882	1,902

Others (1)	61	69

Total consolidated revenues	8,882	8,760

(1)	Includes revenues from sales of subsystems mainly and other products not allocated to product groups.
The product segment results for the year ended December 31, 2005

	Application		Micro, Linear and
	Specific Product	Memory Product	Discrete Group	Other(1)
	Groups segment	Group segment	segment	Unallocated	Group

Operating profit	395	(118)	256	(139	394
Finance income					53
Finance cost					(57)
Share of loss of associates					(3)
Profit before income taxes					387
Income tax expense					(39)
Net profit					348

(1)	Operating profit (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. Certain costs, mainly R&D, formerly in the “Others” category, are now being allocated to the groups; comparable amounts reported in this category have been reclassified accordingly in the above table.
The product segment results for the year ended December 31, 2004

	Application		Micro, Linear and
	Specific Product	Memory Product	Discrete Group	Other(1)
	Groups segment	Group segment	segment	Unallocated	Group

Operating profit	508	30	402	(309)	631
Finance income					41
Finance cost					(47)
Share of loss of associates					(4)
Profit before income taxes					621
Income tax expense					(95)
Net profit					526

(1)	Operating profit (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. Certain costs, mainly R&D, formerly in the “Others” category, are now being allocated to the groups; comparable amounts reported in this category have been reclassified accordingly in the above table.
The following tables present the Group’s consolidated total assets and liabilities by semiconductor product segment as they result from allocation keys.
Inventories, goodwill and capitalized development are directly attributed to each business segment. Receivables are allocated by business segment revenues which represent a specific and approximate allocation basis. However, the three product segments share the Group’s significant Semiconductor business area resources, namely manufacturing capacity and process developments, throughout the useful life of fabs, production equipment and common technologies. The majority of these assets and related liabilities are therefore Group resources that are utilized based on short and medium term Semiconductor area manufacturing resource planning. Such assets and liabilities cannot be directly attributed or specifically allocated to the business segments. The Group internally adopts certain allocation methodologies to establish a performance benchmark to measure the financial return on assets at various levels of accountability. As a result such methodologies are not the most appropriate accounting methodology to apply to historic financial results by product segment. A mathematical computation has been adopted in this financial report by allocating these assets based on revenues , as revenues enable a weighting to both volumes produced and average unit selling prices achieved. Volume is a reasonable measure of the use of such assets and average selling prices allows some weighting of the allocation towards more complex and recent technologies. This measure therefore gives some account to the greater capital intensity of the modern process equipment such products may require. The allocation key however might not accurately reflect the significant differences in the capital intensity of the various businesses. Assets and liabilities by product segments, as reported, might consequently be inaccurate and cannot be adopted as a basis to compute the return on capital of each product segment. Consequently, the Company has not allocated and disclosed the depreciation and amortization charges by product segment.
Based on a similar allocation by revenues, the 2005 capital expenditures of $1,523 million would have been allocated as follows: 56% on ASG segment, 22% on MPG segment, 21% on MLD segment and 1% on the “Other” segment. Additionally, depreciation and amortization have been allocated to the operating profit by product segment as follows: $1,095 million on ASG segment, $427 million on MPG segment, $413 million on MLD segment and $13 million on the “Others” segment.
Total consolidated Assets by product segment

	December 31,	December 31,
	2005	2004

Application Specific Product Groups segment	7,039	7,670
Memory Products Group segment	2,897	3,115
Micro, Linear and Discrete Group segment	2,526	2,832

Others	181	119

Total consolidated assets	12,643	13,736
Total consolidated Liabilities by product segment

	December 31,	December 31,
	2005	2004

Application Specific Product Groups segment	2,216	2,607
Memory Products Group segment	865	1,004
Micro, Linear and Discrete Group segment	835	1,012

Others	27	37

Total consolidated liabilities	3,943	4,660
Secondary Reporting Format — Geographical Segments

The following is a summary of operations by entities located within the indicated geographic areas for 2005 and 2004. Total revenues represent sales to third parties from the country in which each entity is located. A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Group operates. As such, the Group mainly allocates capital spending resources according to geographic areas rather than along product segment areas. Consequently, depreciation and amortization expense is also reported according to the geographic segments. In addition, the balance sheet positions of assets and liabilities are managed and reviewed internally by geographic segments, as reported in the tables below.
Total consolidated revenues

	December 31,	December 31,
	2005	2004

The Netherlands	2,864	2,702
France	268	359
Italy	203	254
USA	1,066	1,262
Singapore	4,041	3,671
Japan	306	403
Other countries	134	109

Total consolidated revenues	8,882	8,760
Capital expenditure

	December 31,	December 31,
	2005	2004

The Netherlands	3	1
France	294	374
Italy	336	442
Other European countries	56	47
USA	160	113
Singapore	492	874
Malaysia	95	103
Other countries	87	107

Total	1,523	2,061
Total consolidated Assets

	December 31,	December 31,
	2005	2004

The Netherlands	2,962	2,828
France	2,254	2,944
Italy	2,310	2,963
Other European countries	372	388
USA	737	696
Singapore	2,946	2,904
Malaysia	527	525
Other countries	535	488

Total	12,643	13,736

31 — SIGNIFICANT CATEGORIES OF REVENUE

	December 31,	December 31,
	2005	2004

Sales of goods	8,876	8,756
License revenue and patent royalty income	6	4
Research and development funding	92	108
Finance income	53	41

Total	9,027	8,909
32 — SUBSEQUENT EVENTS
On February 23, 2006 the Company issued senior zero-coupon convertible bonds due 2016 totaling gross proceeds of $928 million. The amount due to the bondholders upon redemption or at maturity based on the accreted value of the bonds will produce a yield equivalent to 1.5% per annum on a semi-annual bond equivalent basis. The Company granted the managers an option to increase the issue size by up to 5%, totaling $46 million, through March 24, 2006. The notes are convertible into a maximum of 42 million underlying ordinary shares of the Company, including the increase option. The conversion price at issuance was $23.19, based on the closing price of ordinary shares on the New York Stock Exchange on February 14, 2006 plus a 30% premium.
On March 17, 2006 the Company issued €500 million floating rate senior bonds due 2013 in the Euro Debt Capital Market. These bonds will pay interest quarterly at a rate equal to three-month Euribor plus 40 basis points.

COMPANY FINANCIAL STATEMENTS
COMPANY BALANCE SHEETS AS AT DECEMBER 31, 2005 AND 2004
COMPANY STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2005 AND 2004
NOTES TO THE COMPANY FINANCIAL STATEMENTS
OTHER INFORMATION
AUDITORS’ REPORT

STMICROELECTRONICS N.V. BALANCE SHEETS AS AT DECEMBER 31
(before proposed appropriation of income)

(In millions of U.S. dollars)	Notes	2005	2004

ASSETS

Fixed assets
Goodwill	(4)	128	138
Other intangibles assets	(4)	413	245
Property, plant and equipment	(5)	9	10
Investments in subsidiaries	(6)	7,241	7,696
Investments in associates		44	16
Investments and other non-current assets		12	17

Total fixed assets		7,847	8,122

Non-current assets
Long-term deferred tax assets		2	—
Group companies long-term loans	(10)	—	295

Total non-current assets		2	295

Current assets
Inventories	(7)	73	76
Trade account receivable	(8)	392	419
Group companies short-term loans	(9)	123	63
Other group companies receivable	(11)	1,306	835
Other receivable and assets		36	207
Cash and cash equivalents		1,898	1,715

Total current assets		3,828	3,315

TOTAL ASSETS		11,677	11,732

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity
Issued and paid in capital		1,118	1,283
Additional paid in capital		1,561	1,529
Retained earnings		5,068	4,940
Treasury stock		(348)	(348)
Legal reserve		(18)	344
Other Reserves		922	757
Income for the year		347	523

Total shareholders’ equity	(12)	8,650	9,028

LONG-TERM LIABILITIES
Long-term debt		—	1,379
Retirement benefit obligations		2	—
Deferred tax liabilities		25	4
Other long-term liabilities		6	7

Total long-term liabilities		33	1,390

Short-term liabilities
Current portion of long-term debt	(13)	1,356	—
Trade accounts payable		14	19
Group companies short term loans	(11)	11	414
Other group companies payable	(11)	1,511	712
Other payables and accrued liabilities		96	156
Accrued income tax		6	13

Total short-term liabilities		2,994	1,314

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		11,677	11,732

The accompanying notes are an integral part of these financial statements.

STMICROELECTRONICS N.V.
STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31

	2005	2004
(In millions of U.S. dollars)

Profit after taxes	208	205
Income from subsidiaries	139	318

Net Profit	347	523
The accompanying notes are an integral part of these financial statements.

STMICROELECTRONICS N.V.
NOTES TO THE FINANCIAL STATEMENTS
1 — GENERAL
A description of STMicroelectronics N.V. (“the Company”), its activities and group structure are included in the Consolidated Financial Statements, prepared on the basis of accounting policies that conform with International Financial Reporting Standards (“IFRS”). The Company holds investments in subsidiaries operating in the semiconductor manufacturing industry. Additionally, the Company operates through a branch in Switzerland, which markets a broad range of semiconductor integrated circuits and devices used in a wide variety of microelectronic applications.
2 — BASIS OF PRESENTATION
The functional and reporting currency of the Company is the U.S. dollar.
3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
General
In accordance with article 2:362 Part 8 of the Netherlands Civil Code, STMicroelectronics N.V. (“the Company”), has prepared its company financial statements in accordance with accounting principles generally accepted in the Netherlands applying the accounting principles as adopted in the consolidated financial statements. Investments in subsidiaries are stated at net asset value as the Company effectively exercises influence of significance over the operational and financial activities of these investments. The net asset value is determined on the basis of the IFRS accounting principles applied by the Company in its consolidated financial statements.
Inventories
Inventories are stated at the lower of cost or net realizable value. To further improve the accuracy of its inventory valuation process, the Company changed its historical inventory valuation method in 2005 from an approximated average-cost inventory valuation method to the first in, first out (FIFO) method, using the intercompany price of goods purchased. The Company has determined that this change in inventory valuation method does not have a material effect on its financial position or results of operations.

4 — INTANGIBLE FIXED ASSETS

		Technologies and
		licenses,
		internally
		developed software	Capitalized
		and purchase	development
	Goodwill	software	costs	Total
(USD in millions)

HISTORICAL COST
Balance at January 1, 2005	138	484	0	622
Additions	0	50	238	288
Impairments	(10)	(114)	(2)	(126)

Balance at December 31, 2005	128	420	236	784

ACCUMULATED AMORTIZATION
Balance at January 1, 2005	0	239	0	239
Charge for the year	0	76	2	78
Impairments		(74)	0	(74)

Balance at December 31, 2005	0	241	2	243

NET BOOK VALUE
At December 31, 2005	128	179	234	541

At December 31, 2004	138	245	0	383

5 — TANGIBLE FIXED ASSETS

	Furniture and	Computer and R&D
(USD in millions)	fixtures	equipment	Other	Total

HISTORICAL COST
Balance at January 1, 2005	3	14	2	19
Additions	—	2	—	2
Disposals	—	—	—	—

Balance at December 31, 2005	3	16	2	21

ACCUMULATED DEPRECIATION
Balance at January 1, 2005	2	7	—	9
Charge for the year	—	2	1	3
Disposals	(-)	(-)	(-)	(-)

Balance at December 31, 2005	2	9	1	12

NET BOOK VALUE
At December 31, 2005	1	7	1	9

NET BOOK VALUE
At December 31, 2004	1	7	2	10

6 — INVESTMENTS IN SUBSIDIARIES

(USD in millions)	2005	2004

Balance January 1	7,696	7,147
Income from subsidiaries	139	318
Other reserves	(1)	5
Dividends paid	(608)	(263)
Capital increase*	778	51
Translation effect of exchange rates	(763)	438

Balance December 31	7,241	7,696

*	mainly relates to capital contribution to subsidiaries in Singapore, for a total amount of $750 million.
The investments in consolidated group companies as at December 31, 2005 are presented below:

		Percentage Ownership
Legal Seat	Name	(Direct or Indirect)

Australia — Sydney	STMicroelectronics PTY Ltd	100
Belgium — Zaventem	STMicroelectronics Belgium N.V.	100
Belgium — Zaventem	Proton World International N.V.	100
Brazil — Sao Paolo	STMicroelectronics Ltda	100
Brazil — Sao Paolo	Incard do Brasil Ltda	50
Canada — Ottawa	STMicroelectronics (Canada), Inc.	100
China — Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China — Shenzhen	STMicroelectronics (Shenzhen) Co. Ltd	100
China — Shenzhen	STMicroelectronics (Shenzhen) Manufacturing Co. Ltd	100
China — Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
China — Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China — Shanghai	STMicroelectronics (Shanghai) R&D Co. Ltd	100
China — Shanghai	Shanghai Blue Media Co. Ltd	65
China — Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China — Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
Czech Republic — Prague	STMicroelectronics Design and Application s.r.o.	100
Finland — Lohja	STMicroelectronics OY	100
France — Crolles	STMicroelectronics (Crolles 2) SAS	100
France — Montrouge	STMicroelectronics SA	100
France — Rousset	STMicroelectronics (Rousset) SAS	100
France — Palaiseau	Waferscale Integration Sarl	100
Germany — Grasbrunn	STMicroelectronics GmbH	100
Germany — Grasbrunn	STMicroelectronics Design and Application GmbH	100
Hong Kong — Hong Kong	STMicroelectronics LTD	100
India — Noida	STMicroelectronics Pvt Ltd	100
Israel — Netanya	STMicroelectronics Ltd	100
Italy — Vimercate	Accent S.r.l.	51
Italy — Catania	CO.RI.M.ME.	100
Italy — Aosta	DORA S.p.A.	100
Italy — Agrate Brianza	ST Incard S.r.l.	100
Italy — Naples	STMicroelectronics Services S.r.l.	100
Italy — Agrate Brianza	STMicroelectronics S.r.l.	100
Japan — Tokyo	STMicroelectronics KK	100
Malaysia — Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia — Muar	STMicroelectronics SDN BHD	100
Malta — Kirkop	STMicroelectronics Ltd	100
Mexico — Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Mexico — Guadalajara	STMicroelectronics Design and Applications, S. de R.L. de C.V.	100
Morocco — Rabat	Electronic Holding S.A.	100
Morocco — Casablanca	STMicroelectronics S.A.	100
Singapore — Ang Mo Kio	STMicroelectronics ASIA PACIFIC Pte Ltd	100
Singapore — Ang Mo Kio	STMicroelectronics Pte Ltd	100
Spain — Madrid	STMicroelectronics S.A.	100
Sweden — Kista	STMicroelectronics A.B.	100

		Percentage Ownership
Legal Seat	Name	(Direct or Indirect)
Switzerland — Geneva	STMicroelectronics SA	100
Switzerland — Geneva	INCARD SA	100
Switzerland — Geneva	INCARD Sales & Marketing SA	100
United Kingdom — Marlow	STMicroelectronics Limited	100
United Kingdom — Marlow	STMicroelectronics (Research & Development) Limited	100
United Kingdom — Bristol	Inmos Limited	100
United Kingdom — Reading	Synad Technologies Limited	100
United States — Carrollton	STMicroelectronics Inc.	100
United States — Dover	Proton World Americas Inc.	100
United States — Wilmington	STMicroelectronics (North America) Holding, Inc.	100
United States — Wilsonville	The Portland Group, Inc.	100

7 — INVENTORIES
The balance for inventories contains only finished goods.
8 — TRADE RECEIVABLES
Trade receivables are expected to be recovered within one year.
9 — SHORT-TERM INTERCOMPANY LOANS
Short-term intercompany loans consist of the following:

	December 31,	December 31,
	2005	2004

ST Incard Srl (Italy)
Loan due 2006 bearing interest at 3-month LIBOR plus 0.50%	53	—
STMicroelectronics Ltd. (Israel)
Loan due 2006 bearing interest at 3-month LIBOR plus 0.50%	5	—
ST Microelectronics Inc. (Canada)
Loan due 2006 bearing interest at 3-month LIBOR plus 0.375%	65	62
Synad Technology
Non-interest bearing cash advance	—	1
Total short-term intercompany loans	123	63
10 — LONG-TERM INTERCOMPANY LOANS
Long-term intercompany loans consist of the following:

	December 31,	December 31,
	2005	2004

STMicroelectronics Ltd. (Israel)
Loan due 2006 bearing interest at 3-month LIBOR plus 0.50%	—	5
STMicroelectronics Pte Ltd (Singapore)
Loan due 2009 bearing fixed interest at 2.90%	—	290

	December 31,	December 31,
	2005	2004
Total long-term intercompany loans	—	295
All loans were fully repaid in 2005.
11 — GROUP COMPANIES AS AT DECEMBER 31

(USD in millions)	2005	2004

Trade receivables	1,101	725
Other receivables	205	110

Total group companies receivables	1,306	835

Trade payables	1,277	420
Short-term notes payable	11	414
Other payables	234	292

Total group companies payables	1,522	1,126
Short-Term Notes Payables
On January 1, 2004, STMicroelectronics NV entered into a promissory note with STMicroelectronics Inc. (USA) totaling $400,000,000 bearing interest at 3-month LIBOR plus 0.375%. This transaction converted $400,000,000 of overdue intercompany payables to STMicroelectronics Inc. (USA) into a note payable. The principal amount has been fully repaid in 2005.
12 — SHAREHOLDERS’ EQUITY

	Issued and	Additional					Income
	paid in	paid in	Retained	Treasury	Other	Legal	for the
	capital	capital	earnings	Shares	Reserves	Reserve	year	Total
(USD in millions)
Balance January 1, 2005	1,283	1,529	4,940	(348)	757	344	523	9,028
Convertible debt-equity component			(54)		114			60
Net income			523				(523)	0
Issuance of shares	3	32						35
Stock-based compensation					118			118
Dividends paid			(107)					(107)
Net income							347	347
Development expenditures			(234)			234		0
Adjustments on pension costs					(1)			(1)
Unrealized loss on derivatives, net of tax					(66)			(66)
Translation adjustment*	(168)					(596)		(764)
Balance December 31, 2005	1,118	1,561	5,068	(348)	922	(18)	347	8,650

*	The share capital of the Company is denominated in euros and the year-end balance is translated into U.S. dollars at the year-end exchange rate (euro/USD 1.1845). The translation differences are taken to the non-distributable cumulative translation adjustment account.
Ordinary shares: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 907,824,279 shares issued, 894,424,279 shares outstanding, preferred shares: 540,000,000 shares authorized not issued.
The euro equivalent of the issued share capital at December 31, 2005 amounts to euro 944,137,250 (2004: euro: 941,521,356). For the changes in issued and paid in capital,

additional paid in capital and other reserves, see the consolidated financial statements of the Company.
Treasury stock
As of December 31, 2005, 13,400,000 shares of ordinary shares totalling $348,335,000 (2004: 13,400,000 shares totaling $348,335,000) have been repurchased and reflected at cost as a reduction from shareholders’ equity. Treasury shares of 4,100,000 have been designated to be used for the Company’s share-based remuneration programs on non vested shares as decided in 2005. For details on the Company’s stock award plans, see the consolidated financial statements of the Company.
13 — LONG-TERM LOANS
In August 2003, the Company issued $1,332 million principal amount at maturity of zero coupon unsubordinated convertible bonds due 2013. The bonds were issued with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. The bonds are convertible at any time by the holders at the rate of 29.9144 shares of the Company’s ordinary shares for each one thousand dollar face value of the bonds. The holders may redeem their convertible bonds on August 5, 2006 at a price of $985.09, on August 5, 2008 at $975.28 and on August 5, 2010 at $965.56 per one thousand dollar face value of the notes. As a result of this holder’s redemption option in August 2006, the outstanding amount of 2013 bonds was classified in the consolidated balance sheet as “current portion of long-term debt” as of December 31, 2005. At any time from August 20, 2006 the Company may redeem for cash at their negative accreted value all or a portion of the convertible bonds subject to the level of the Company’s share price.
In application of the first-time adoption requirements as set out in IFRS 1, the Company identified separately as of January 1, 2005, the IAS 32 / IAS 39 transition date, the two elements of equity and liability only for the convertible debt outstanding at this date. The fair value of the liability component and the equity conversion component were determined at issuance of the bond. The fair value of the liability component was calculated using a market interest rate for an equivalent non-convertible debt over the period of future probable cash flows as estimated on the date of issuance. This was determined to be a three-year timeframe corresponding to the period to the first date of redemption for cash at the option of the holder. The remainder of the proceeds, representing the value of the equity conversion component, is included in shareholders’ equity as “Other reserves”.
The convertible debt recognized in the balance sheet is calculated as follows:

December 31,
2005
Face value of the convertible debt issued on August 2003	1,400
Equity component	(136)
Accumulated interest recognized in retained earnings	54
Liability component at issuance	1,318
Interest expense recognized in 2005 income statement	38
Liability component as of December 31, 2005	1,356
The fair value of the liability component of the convertible debt amounted to $1,356 million as of December 31, 2005. The assumption made by the Group was to determine the fair value of the liability component using a market interest rate for an equivalent non-convertible debt over the period of future probable cash flows as estimated on the date of issuance. This was determined to be a three-year timeframe corresponding to the period to the first date of redemption for cash at the option of the holder. The fair value is calculated using cash flows discounted at a rate based on the non-convertible debt rate of 2.96%. This amount is recognized as a liability on an amortized cost basis until redeemed, extinguished on conversion or on the maturity of the bonds. The embedded rights of the bond holder to extend the bond beyond the probable three year period by not exercising their redemption option, are measured at fair value through profit and loss. The fair value of these embedded rights was not material at the end of 2005 and 2004. The remainder of the proceeds is allocated to the conversion option.

14 — LOANS AND BANKS
The Company has revolving lines of credit agreements with several financial institutions totaling $221,000,000 at December 31, 2005 (2004: $205,000,000). At December 31, 2005 no amounts were drawn on these available lines of credit (2004: nil).
15 — GUARANTEES
Guarantees given by the Company to banks of its subsidiaries amounted to approximately $905,553,000 at December 31, 2005 (2004: $971,451,000).
16 — WAGES, SALARIES AND SOCIAL CHARGES

(USD in millions)	2005	2004
Wages and salaries	43	40
Social charges	6	3
Stock award compensation expense	7	3
Pension service costs	6	4
Complementary pension scheme for executives	9	—
Other employee benefits	3	1

	74	51
The average number of persons employed by the Company during the year ended December 31, 2005 was 259 (2004: 253).
17 — REMUNERATION TO MANAGING BOARD AND SUPERVISORY BOARD MEMBERS
Individual remuneration paid to Directors in 2005:

USD
P. Pistorio as former sole Director
Wages and salaries	372,501
Bonus	6,000,000

C. Bozotti as sole Director
Wages and salaries	695,585
Bonus	73,758
The bonus paid to the former sole member of the Managing Board and President and CEO during the 2005 financial year was approved by the Compensation Committee and approved by the Supervisory Board in respect of 2004 financial year and in recognition of his career with the Group, based on fulfillment of a number of predefined objectives for 2004.
Stock options granted to Directors in 2005:
C. Bozotti as sole Director was granted for free 100,000 non-vested shares subject to the achievement of performance objectives.

Individual remuneration paid to Supervisory Board Members in 2005:

	2005	2004
	USD	USD
B. Steve	92,000	86,000
J.P. Noblanc	—	78,000
R. Dullieux	—	38,500
F. Gavois	78,500	69,000
A. Ovi	62,000	86,000
R. Gallo	71,500	67,000
R. White	88,500	86,000
T. de Waard	92,000	90,000
G. Arbola	68,500	—
D. Lombard	48,000	—
D. Dunn	64,500	67,000

	665,500	667,500
Stock awards granted to Supervisory Board Members:

	2005		2004
	Number of stock	Acquisition price	Number of awards	Granted
	awards granted	EUR	granted	price USD
B. Steve	6,000	1.04	12,000	22.71
M. Del Fante*	6,000	1.04	—	—
A. Turicchi*	6,000	1.04	—	—
F. Gavois	6,000	1.04	12,000	22.71
A. Ovi	—	—	12,000	22.71
R. Gallo	—	—	12,000	22.71
R. White	6,000	1.04	12,000	22.71
T. de Waard	6,000	1.04	12,000	22.71
G. Arbola	6,000	1.04	12,000	22.71
D. Lombard	6,000	1.04	12,000	22.71
D. Dunn	6,000	1.04	12,000	22.71

*	declined their grants of stock awards

March 23, 2006
Sole Member of the Managing Board,

Carlo Bozotti
Members of the Supervisory Board:
Bruno Steve
Gérald Arbola
Tom de Waard
Douglas Dunn
Francis Gavois
Antonino Turicchi
Didier Lombard
Matteo Del Fante
Robert M. White

STMICROELECTRONICS N.V.
OTHER INFORMATION
DECEMBER 31, 2005
1. AUDITORS’ REPORT
The report of the auditors, PricewaterhouseCoopers Accountants N.V., is presented below.
2. APPROPRIATION OF RESULT — PROVISIONS IN COMPANY’S ARTICLES OF ASSOCIATION
The Managing Directors, with the approval of the Supervisory Board, are allowed to allocate net profit to a reserve fund. The Articles of Association provide that the net result for the year, after deduction of the aforementioned allocation to the reserve fund, is subject to the disposition by the AGM.
In the case that a net loss for the year exceeds retained earnings, no dividend payments are allowed until the loss has been recovered from net profit in future years.
3. PROPOSED 2006 CASH DIVIDEND AND RETAINED EARNINGS AND DIVIDEND POLICY
Upon the proposal of the Managing Board, the Supervisory Board decided to recommend to the 2006 AGM a cash dividend of $0.12 per share, equal to last year’s cash dividend distribution.
This recommendation is consistent with the Company’s dividend policy as communicated and discussed at the 2005 AGM whereby:
a)	The Company seeks to use its available cash in order to develop and enhance its position in the very capital-intensive semiconductor market while at the same time managing its cash resources to reward its shareholders for their investment and trust in the Company.

b)	Based on its annual results, projected capital requirements as well as business conditions and prospects, the Managing Board proposes each year to the Supervisory Board the allocation of its earnings involving whenever deemed possible and desirable in line with the Company’s objectives and financial situation, the distribution of a cash dividend, and

c)	The Supervisory Board, upon the proposal of the Managing Board, decides each year, in accordance with this policy, which portion of the profits shall be retained in reserves to fund future growth or for other purposes and makes a proposal to the shareholders concerning the amount, if any, of the annual cash dividend.

4. SUBSEQUENT EVENTS
On February 23, 2006, we issued zero-coupon senior convertible bonds due 2016 totaling gross proceeds of $928 million. The amount due to bondholders upon redemption or at maturity based on the accreted value of the bonds will produce a yield equivalent to 1.5% per annum on a semi-annual bond equivalent basis. We granted the managers an option to increase the issue size by up to 5%, totaling $46 million, through March 24, 2006. The notes are convertible into a maximum of 42 million of our underlying ordinary shares, including the increase option. The conversion price is $23.19, based on the closing price of ordinary shares on the New York Stock Exchange on February 14, 2006, plus a 30% premium.
On March 17, 2006, we issued €500 million floating rate senior bonds due 2013 in the Euro Debt Capital Market. These bonds will pay interest quarterly at a rate equal to three-month Euribor plus 40 basis points.

To the General Meeting of Shareholders of
STMicroelectronics N.V.
AUDITOR’S REPORT
Introduction
In accordance with your assignment, we have audited the financial statements of STMicroelectronics N.V., Amsterdam, for the year 2005 as set out on pages 43 to 121. These financial statements consist of the consolidated financial statements and the company financial statements. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
Scope
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Opinion with respect to the consolidated financial statements
In our opinion, the consolidated financial statements give a true and fair view of the financial position of the company as at 31 December 2005 and of the result and the cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code as far as applicable.
Furthermore, we have to the extent of our competence, established that the annual report is consistent with the consolidated financial statements.
Opinion with respect to the company financial statements
In our opinion, the company financial statements give a true and fair view of the financial position of the company as at 31 December 2005 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.
Furthermore, we have to the extent of our competence, established that the annual report is consistent with the company financial statements.
Amsterdam, 23 March 2006
PricewaterhouseCoopers Accountants N.V.
Drs Ronald M. van Tongeren RA

Proposed resolutions and shareholders’ information
for the Annual General Meeting of Shareholders of STMicroelectronics N.V. (the “Company”) to be
held on April 27, 2006 in Amsterdam
Our Supervisory Board proposes:
Agenda item 4-a — Resolution 1
To adopt the annual accounts for the 2005 financial year, as drawn up by our Managing Board, examined and audited by our independent external auditors PricewaterhouseCoopers Accountants N.V. and approved by our Supervisory Board. The annual accounts have been prepared in English, consistent with the Company’s prior practice and in accordance with IFRS Accounting Standards, as IFRS constitutes the Company’s statutory reporting standards.
Agenda item 4-b — Resolution 2
To distribute a dividend in cash of US $0.12 per common share in accordance with our dividend policy as communicated.
Agenda item 4-c — Resolution 3
To discharge the sole member of our Managing Board for his management during the 2005 financial year.
Agenda item 4-d — Resolution 4
To discharge the members of our Supervisory Board for their supervision during the 2005 financial year.
Agenda item 5 — Resolution 5
a.	To appoint Mr. Didier Lamouche as a member of our Supervisory Board for a three-year term effective as of our 2006 AGM to expire at the end of our 2009 AGM.

b.	To appoint Mr. Doug Dunn as a member of our Supervisory Board for a three-year term effective as of our 2006 AGM to expire at the end of our 2009 AGM.

c.	To appoint Mr. Robert White as a member of our Supervisory Board for a one-year term effective as of our 2006 AGM to expire at the end of our 2007 AGM.
Agenda item 6 — Resolution 6
To maintain the compensation of the Chairman and the Vice Chairman of our Supervisory Board at US $150,000 per annum; to maintain the compensation of the President of our Audit Committee at US $150,000 per annum; to maintain the compensation of the other members of our Supervisory Board at US $75,000 per annum; to maintain the compensation of the members of our Audit Committee at US $10,000 per annum; to maintain the compensation of the members of our Compensation Committee at US $5,000 per annum; to maintain the compensation of the members of our Strategic Committee at US $5,000 per annum; to maintain the compensation of the members of our Nominating and Corporate Governance Committee at US $5,000 per annum; to maintain the attendance fee per meeting of our Supervisory Board and of any Committee of our Supervisory Board at US $2,000 (with no limitation on the number of Committees on which Supervisory Board members may serve); and to maintain the attendance fees per meeting by telephone or videoconference at US $500.

Agenda item 7 — Resolution 7 and shareholders’ information
To approve the delegation to our Supervisory Board of the power to grant Mr. C. Bozotti up to a maximum number of 100,000 common shares in Stock-Based Compensation for services to be rendered in 2006 as our President and CEO in Stock-Based Compensation, whereby the grant of such Stock-Based Compensation will be tied to Company performance, according to predetermined and quantifiable criteria to be fixed by our Supervisory Board upon the recommendation of its Compensation Committee with the objective of creating long-term value for our shareholders.
The Stock-Based Compensation is intended to provide an incentive to our President and CEO to increase his efforts for the success of our Company by offering him an opportunity to obtain or increase his proprietary interest in our Company through the grant of the aforementioned Stock-Based Compensation.
Agenda item 8 — Resolution 8 and shareholders’ information
To authorize our Supervisory Board to approve the following grant of Stock-Based Compensation to our employees:
—	the grant of Stock-Based Compensation will be in the form of a right to acquire common shares out of our existing 13,400,000 treasury shares;

—	employees will receive Stock-Based Compensation at no consideration;

—	the vesting conditions will be determined by our Supervisory Board or its Compensation Committee (on behalf of our Supervisory Board) and will relate to Company performance and continued service at ST; and

—	our Supervisory Board has the authority to determine all other terms of the Stock-Based Compensation grant including the right to authorize details of the Stock-Based Compensation for specific groups of employees
The Stock-Based Compensation is intended to provide an incentive to our employees to increase their efforts for the success of our Company by offering them an opportunity to obtain or increase their proprietary interest in our Company through the grant of the aforementioned
Stock-Based Compensation.
Agenda item 9 — Resolution 9 and shareholders’ information
To designate our Supervisory Board as the corporate body authorized to resolve upon issuance of any number of shares as comprised in the authorized share capital of the Company as this shall read from time to time, upon the terms and conditions of an issuance of shares, upon limitation and/or exclusion of pre-emptive rights of existing shareholders upon issuance of shares and upon the granting of rights to subscribe for shares all for a five-year period as of the date of our 2006 AGM.
During our 2004 AGM, our Supervisory Board was designated as the authority empowered to decide upon the issue of new shares within the limit of our authorized share capital referred to in Article 3 of our Articles of Association. This decision was taken upon the recommendation of our Managing and Supervisory Boards, as referred to in Article 3 of our Articles of Association, in line with past Company practice, with a view to allowing the Company to benefit from the best available conditions for our financing offered by international capital markets that serve our interest and that of all of our shareholders and other stakeholders in the most efficient manner. We propose to renew such designation in favor of our Supervisory Board for a new five-year period.

PERSONAL DATA
MR LAMOUCHE
(Section 2:142 subsection 3 Dutch Civil Code)

name	:	Didier Lamouche

age	:	46

nationality	:	French

profession	:	Since December 2004, Mr Lamouche has been the Chairman and CEO of Groupe Bull, an information technology computer and solutions provider listed on Euronext.

other positions	:	Mr Lamouche is also a member of the Board of Directors of CAMEC and SOITEC.

previous positions to the extent relevant	:	Mr Lamouche is a graduate of Ecole Centrale Lyon and holds a PhD in semi-conductor technology. He has 25 years experience in the semiconductor industry. Mr Lamouche started his career in 1984 in the R&D department of Philips before joining IBM Microelectronics where he held several positions in France and the United States. In 1995, he became Director of Operations of Motorola’s Advanced Power IC unit in Toulouse (France). Three years later, he joined IBM to lead the turnaround of the semiconductor site in Corbeil. Once restructuring and redeployment were achieved, he created and managed as CEO Altis Semiconductor, a joint venture between IBM and Infineon. From 2003 to December 2004, Mr Lamouche was Vice-President for IBM, based in the United States.

supervisory board member of	:	CAMECA and SOITEC

motivation	:	The candidacy of Mr Lamouche as a Supervisory Board member is being proposed on the basis of his specific expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform his activities as a Supervisory Board member.
Mr Lamouche does not hold any shares in the share capital of STMicroelectronics N.V.

PERSONAL DATA
MR DUNN
(Section 2:142 subsection 3 Dutch Civil Code)

name	:	Douglas John Dunn

age	:	61

nationality	:	British

profession	:	Manager

other positions	:	Mr Dunn currently serves as a non-executive director on the Board of Directors of ARM Holdings plc, a UK company, LG.Philips LCD, a Korean company, OMI, an Irish company, SOITEC, a French company, and on the board of TomTom N.V. He is also a member of the audit committees of ARM Holdings plc, SOITEC and TomTom N.V.

previous positions to the extent relevant	:	Mr Dunn was a member of the Managing Board of Royal Philips Electronics in 1998. From 1996 to 1998 he was Chairman and Chief Executive Officer of Philips Consumer Electronics and from 1993 to 1996 Chairman and Chief Executive Officer of Philips Semiconductors. From 1980 to 1993 he held various positions at Plessey Semiconductors. He was formerly President and Chief Executive Officer of ASML Holding N.V., an equipment supplier in the semiconductor industry, a position from which he retired effective October 1, 2004. Mr Dunn was appointed to the Supervisory Board of STMicroelectronics N.V. in 2001 and is a member of its Audit Committee since such date.

supervisory board member of	:	STMicroelectronics N.V. and TomTom N.V.

motivation	:	The candidacy of Mr Dunn as a Supervisory Board member is being proposed on the basis of his specific expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform his activities as a Supervisory Board member.
Mr Dunn does not hold any shares in the share capital of STMicroelectronics N.V. Mr Dunn holds a right to acquire 51,000 shares in the share capital of STMicroelectronics N.V.

PERSONAL DATA
MR WHITE
(Section 2:142 subsection 3 Dutch Civil Code)

name	:	Robert M. White

age	:	67

nationality	:	US

profession	:	University Professor Emeritus at Carnegie Mellon University, Pittsburgh, PA, USA

other positions	:	Mr White serves as a member of several corporate boards, including that of Silicon Graphics, Inc., as well as on its audit committee and nominating and corporate governance committee. Mr White is a member of the U.S. National Academy of Engineering and the recipient of the American Physical Society’s Pake Prize for research and technology management in 2004.

previous positions to the extent relevant	:	From 1990 to 1993, Mr White served as Under Secretary of Commerce for Technology in the United States government. Prior to 1990, Mr White served in several key executive positions, including Principal Scientist for Xerox Corporation and Vice President and Chief Technology Officer for Control Data Corporation. He received a doctoral degree in Physics from Stanford University and graduated with a degree in Physics from the Massachusetts Institute of Technology. Mr White was appointed to the Supervisory Board of STMicroelectronics N.V. in 1996. He serves on its Strategic and Audit Committees.

supervisory board member of	:	STMicroelectronics N.V.

motivation	:	The candidacy of Mr White as a member of the Supervisory Board is being proposed on the basis of his specific expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform his activities as a member of the Supervisory Board.
Mr White holds 9,000 shares in the share capital of STMicroelectronics N.V. Mr White holds a right to acquire 78,000 shares in the share capital of STMicroelectronics N.V.

Proposed resolutions for the Annual General Meeting of Shareholders of
STMicroelectronics N.V. (the “Company”) to be held on April 27, 2006 in Amsterdam
– Resolution 1
To adopt the annual accounts for the 2005 financial year, as drawn up by our Managing Board, examined and audited by our independent external auditors PricewaterhouseCoopers Accountants N.V. and approved by our Supervisory Board. The annual accounts have been prepared in English, consistent with the Company’s prior practice and in accordance with IFRS Accounting Standards, as IFRS constitutes the Company’s statutory reporting standards.
– Resolution 2
To distribute a dividend in cash of US$0.12 per common share in accordance with our dividend policy as communicated.
– Resolution 3
To discharge the sole member of our Managing Board for his management during the 2005 financial year.
– Resolution 4
To discharge the members of our Supervisory Board for their supervision during the 2005 financial year.
– Resolution 5
a. To appoint Mr. Didier Lamouche as a member of our Supervisory Board for a three-year term effective as of our 2006 AGM to expire at the end of our 2009 AGM.
b. To appoint Mr. Doug Dunn as a member of our Supervisory Board for a three-year term effective as of our 2006 AGM to expire at the end of our 2009 AGM.
c. To appoint Mr. Robert White as a member of our Supervisory Board for a one-year term effective as of our 2006 AGM to expire at the end of our 2007 AGM.
– Resolution 6
To maintain the compensation of the Chairman and the Vice Chairman of our Supervisory Board at US$150,000 per annum; to maintain the compensation of the President of our Audit Committee at US$150,000 per annum; to maintain the compensation of the other members of our Supervisory Board at US$75,000 per annum; to maintain the compensation of the members of our Audit Committee at US$10,000 per annum; to maintain the compensation of the members of our Compensation Committee at US$5,000 per annum; to maintain the compensation of the members of our Strategic Committee at US$5,000 per annum; to maintain the compensation of the members of our Nominating and Corporate Governance Committee at US$5,000 per annum; to maintain the attendance fee per meeting of our Supervisory Board and of any Committee of our Supervisory Board at US$2,000 (with no limitation on the number of Committees on which Supervisory Board members may serve); and to maintain the attendance fees per meeting by telephone or videoconference at US$500.
– Resolution 7 and shareholders’ information
To approve the delegation to our Supervisory Board of the power to grant Mr. C. Bozotti up to a maximum number of 100,000 common shares in Stock-Based Compensation for services to be rendered in 2006 as our President and CEO in Stock-Based Compensation, whereby the grant of such Stock-Based Compensation will be tied to Company performance, according to predetermined and quantifiable criteria to be fixed by our Supervisory Board upon the recommendation of its Compensation Committee with the objective of creating long-term value for our shareholders.
– Resolution 8 and shareholders’ information
To authorize our Supervisory Board to approve the following grant of Stock-Based Compensation to our employees:
–	the grant of Stock-Based Compensation will be in the form of a right to acquire common shares out of our existing 13,400,000 treasury shares;
–	employees will receive Stock-Based Compensation at no consideration;
–	the vesting conditions will be determined by our Supervisory Board or its Compensation Committee (on behalf of our Supervisory Board) and will relate to Company performance and continued service at ST; and
–	our Supervisory Board has the authority to determine all other terms of the Stock-Based Compensation grant including the right to authorize details of the Stock-Based Compensation for specific groups of employees
– Resolution 9 and shareholders’ information
To designate our Supervisory Board as the corporate body authorized to resolve upon issuance of any number of shares as comprised in the authorized share capital of the Company as this shall read from time to time, upon the terms and conditions of an issuance of shares, upon limitation and/or exclusion of pre-emptive rights of existing shareholders upon issuance of shares and upon the granting of rights to subscribe for shares all for a five-year period as of the date of our 2006 AGM.

☐	▼ DETACH PROXY CARD HERE ▼

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	☒ Votes must be indicated (x) in Black or Blue ink.

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN

1.	☐	☐	☐	5. a.	☐	☐	☐	7.	☐	☐	☐	9.	☐	☐	☐

2.	☐	☐	☐	5. b.	☐	☐	☐	8.	☐	☐	☐

3.	☐	☐	☐	5. c.	☐	☐	☐

4.	☐	☐	☐	6.	☐	☐	☐
To change your address, please mark this box.           ☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date	Share Owner sign here	Co-Owner sign here

STMicroelectronics N.V.
Proxy Appointment and Voting Instruction Card

(Must be presented at the meeting or received by mail prior to 3:00 pm (eastern standard time) on April 25, 2006)

          The undersigned registered holder of common shares of New York Registry (each representing one common share of Euro 1.04 nominal amount of STMicroelectronics N.V.), hereby appoints __________________or The Bank of New York, as New York Transfer Agent and Registrar, through its agent, as the proxy of the undersigned to attend and address the Annual General Meeting of Shareholders of STMicroelectronics N.V. to be held in Amsterdam, The Netherlands, on April 27, 2006 and, in general, to exercise all rights the undersigned could exercise in respect of such common shares if personally present thereat upon all matters which may properly come before such Meeting and every adjournment thereof, and instructs such proxy to endeavor, in so far as practicable, to vote or cause to be voted on a poll (if a poll shall be taken) the common shares of STMicroelectronics N.V. represented by Shares of New York Registry registered in the name of the undersigned on the books of the New York Transfer Agent and Registrar as of the close of business on March 24, 2006, at such Meeting in respect of the resolutions specified on the reverse side hereof.

NOTE: Please direct your proxy how it is to vote by placing an X in the appropriate box opposite the resolutions specified on the reverse side hereof. If you do not fill in the blank provided above, then you will have appointed The Bank of New York as your proxy.

STMicroelectronics N.V.
P.O. BOX 11473
NEW YORK, N.Y. 10203-0473
To include any comments, please mark this box. ☐
Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

PROXY
REGISTERED SHAREHOLDER
The undersigned:
(full name shareholder):
(private address/business address):
acting for the purposes hereof as holder of ..... (number) shares (in case type II: serial number of the share certificates: .....), each share having a par value of EUR 1.04, in the share capital of STMicroelectronics N.V., established in Amsterdam, the Netherlands, hereinafter: the “Company”, declares to give the following instructions and to grant full power of attorney to:
0	Mr C.W. de Monchy, civil law notary practising in Rotterdam, the Netherlands, or one of the lawyers in the office of Mr C.W. de Monchy; or

0	(fill out name of person designated by you):

especially to, on behalf and in the name of the undersigned in his above mentioned capacity, attend the Annual General Meeting of shareholders of the Company, to be held on April 27, 2006 to sign the attendance-book of such meeting, to address the meeting and to vote on all shares mentioned above regarding the following items included in the agenda of such meeting:
Item number 4a — Resolution 1
in favour / against / abstention *
Item number 4b — Resolution 2
in favour / against / abstention *
Item number 4c — Resolution 3
in favour / against / abstention *

Item number 4d — Resolution 4
in favour / against / abstention *
Item number 5 — Resolution 5a
in favour / against / abstention *
Item number 5 — Resolution 5b
in favour / against / abstention *
Item number 5 — Resolution 5c
in favour / against / abstention *
Item number 6 — Resolution 6
in favour / against / abstention *
Item number 7 — Resolution 7
in favour / against / abstention *
Item number 8 — Resolution 8
in favour / against / abstention *
Item number 9 — Resolution 9
in favour / against / abstention *

The attorney is also empowered to address the meeting regarding all other matters to be discussed at the meeting, and furthermore to vote on all shares mentioned above regarding all items to be brought up for voting at such meeting.
This proxy is granted with the right of substitution.
Executed in                 on                 2006.

* Please indicate your choice.

Instructions to holders of common shares STMicroelectronics NV traded on Euronext Paris / Milan Stock Exchange holding their shares through a securities account with a financial intermediary
STMICROELECTRONICS N.V.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 27, 2006
As shareholder holding STMicroelectronics NV shares through a securities account with a financial intermediary, you may vote your shares by following one of the two procedures described below:
1) Voting in person
If you would like to attend the annual general meeting of shareholders and would like to vote at the meeting you will have to obtain a power of attorney from Euroclear France and to complete and sign appendix I (the request for a power of attorney to Euroclear France). By obtaining the power of attorney you will obtain the legal ownership rights of Euroclear France to vote your STMicroelectronics shares. If you obtain a power of attorney from Euroclear France your shares will be locked up and cannot be transferred until April 28, 2006.
2) Voting by proxy
You may also give Euroclear France your voting instructions for the annual general meeting of shareholders. You must therefore provide Euroclear France with your voting instructions by completing and signing Appendix II. If you give voting instructions to Euroclear France, your shares will be locked up and cannot be transferred until April 28, 2006.
Appendix I or II has to be received by your account holder or intermediary (not STMicroelectronics N.V. or Euroclear France) by April 24, 2006 at the latest.
If you wish to attend the meeting, please make sure you return appendix I to your account holder or intermediary on time. Do not use appendix II.
If you wish to give voting instructions to Euroclear France, please make sure that you return appendix II to your account holder or intermediary on time. Do not use appendix I.
Amsterdam, April 6, 2006
on behalf of
STMicroelectronics N.V.
Netherlands Management Company B.V.
Registrar

Appendix I REQUEST FOR A POWER OF ATTORNEY
YOU SHOULD COMPLETE THIS FORM IF YOU WISH TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF STMICROELECTRONICS N.V.
This form has to be received by your account holder or intermediary by April 24, 2006 at the latest.
Mr/Mrs . . . . . . . . . . . . . . . . . . . . . . . . will attend the annual general meeting of shareholders of STMicroelectronics N.V. in Amsterdam, the Netherlands, at April 27, 2006.

NAME AND ADDRESS OF UNDERSIGNED “INDIRECT” SHAREHOLDER
NUMBER OF STMICROELECTRONICS N.V. SHARES IN RESPECT OF WHICH A POWER OF ATTORNEY IS REQUESTED
SECURITIES ACCOUNT NUMBER WITH ACCOUNT HOLDER OR INTERMEDIAIRY (please provide only the number of the account in which you hold STMicroelectronics N.V. shares)
EUROCLEAR FRANCE ACCOUNT (to be filled in by your account holder or intermediary)
TELEPHONE NUMBER AND CONTACT PERSON OF ACCOUNT HOLDER OR INTERMEDIARY (to be filled in by your account holder or intermediary)

By signing this appendix, the undersigned hereby requests Euroclear France to grant a Power of Attorney to the undersigned (or its representative).
By signing this appendix, the undersigned undertakes not to transfer the above-mentioned shares during the period from the date this appendix is signed until April 28, 2006.
Executed at                                          on                                          2006

Signature

Appendix II VOTING INSTRUCTIONS FORM
YOU SHOULD COMPLETE THIS FORM IF YOU DO NOT WISH TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF STMICROELECTRONICS N.V. TO BE HELD ON APRIL 27, 2006 BUT DO WISH TO GIVE VOTING INSTRUCTIONS TO EUROCLEAR FRANCE.
This form has to be received by your account holder or intermediary by April 24, 2006 at the latest.
EUROCLEAR FRANCE S.A. WILL EXECUTE THESE VOTING INSTRUCTIONS AS DIRECTED. IF NO DIRECTION IS MADE, EUROCLEAR FRANCE S.A. WILL VOTE IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE SUPERVISORY BOARD AND BOARD OF MANAGEMENT OF STMICROELECTRONICS N.V., WHICH RECOMMEND A VOTE FOR EACH OF PROPOSALS LISTED BELOW

NAME AND ADDRESS OF UNDERSIGNED “INDIRECT” SHAREHOLDER
NUMBER OF STMICROELECTRONICS N.V. SHARES IN RESPECT OF WHICH VOTING INSTRUCTIONS ARE GIVEN
SECURITIES ACCOUNT NUMBER WITH ACCOUNT HOLDER OR INTERMEDIAIRY (please provide only the number of the account in which you hold STMicroelectronics N.V. shares)
EUROCLEAR FRANCE ACCOUNT (to be filled in by your account holder or intermediary)
NAME AND ADDRESS OF ACCOUNT HOLDER OR INTERMEDIARY
TELEPHONE NUMBER AND CONTACT PERSON OF ACCOUNT HOLDER OR INTERMEDIARY (to be filled in by your accountholder or intermediary)

The undersigned hereby authorises Euroclear France to exercise the voting instructions on the undersigned’s behalf with regard to the above-mentioned shares concerning the following items on the agenda of the annual general meeting of shareholders of STMicroelectronics N.V. on April 27, 2006.
☑ Please mark your vote as shown in this example.
Item number 4a — Resolution 1
Adoption of the annual accounts for the 2005 financial year in accordance with IFRS
☐ FOR                     ☐ AGAINST                     ☐ ABSTAIN

Item number 4b — Resolution 2
Adoption of a dividend of $0.12 per common share in accordance with our dividend policy as communicated
☐ FOR                     ☐ AGAINST                     ☐ ABSTAIN
Item number 4c – Resolution 3
Discharge of the sole member of the Managing Board
☐ FOR                     ☐ AGAINST                     ☐ ABSTAIN
Item number 4d – Resolution 4
Discharge of the members of the Supervisory Board
☐ FOR                     ☐ AGAINST                     ☐ ABSTAIN
Item number 5 – Resolution 5a
Appointment of Mr. Didier Lamouche as a member of the Supervisory Board for a three year term effective as of the 2006 AGM to expire at the end of the 2009 AGM
☐ FOR                     ☐ AGAINST                     ☐ ABSTAIN
Item number 5 – Resolution 5b
Appointment of Mr. Doug Dunn as a member of the Supervisory Board for a three year term effective as of the 2006 AGM to expire at the end of the 2009 AGM
☐ FOR                     ☐ AGAINST                     ☐ ABSTAIN
Item number 5 – Resolution 5c
Appointment of Mr. Robert White as a member of the Supervisory Board for a one year term effective as of the 2006 AGM to expire at the end of the 2007 AGM
☐ FOR                     ☐ AGAINST                     ☐ ABSTAIN
Item number 6 – Resolution 6
Adoption of the compensation of the members of the Supervisory Board
☐ FOR                     ☐ AGAINST                     ☐ ABSTAIN

Item number 7 — Resolution 7 and shareholders’ information
Approval of the stock-based portion of the compensation of the President/CEO and delegation of powers to the Supervisory Board to grant up to a maximum of 100,000 common shares
☐ FOR                     ☐ AGAINST                     ☐ ABSTAIN
Item number 8 – Resolution 8 and shareholders’ information
Approval of the main terms for the grant of stock-based compensation for selected employees and delegation to the Supervisory Board of the authority to approve all other terms of such grant
☐ FOR                     ☐ AGAINST                     ☐ ABSTAIN
Item number 9 – Resolution 9 and shareholders’ information
Delegation to our Supervisory Board for five years of the authority to issue new shares, to grant rights to subscribe for new shares and to limit and/or exclude existing shareholders’ pre-emptive rights
☐ FOR                     ☐ AGAINST                     ☐ ABSTAIN
By signing this appendix, the undersigned undertakes not to transfer the above-mentioned shares from the date this appendix is signed until April 28, 2006
Executed at                                          on                                          2006

Signature

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.
Date: March 28, 2006	By:	/s/ Carlo Ferro
		Name:	Carlo Ferro
		Title:	Executive Vice President and Chief Financial Officer